UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2018

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F    ☒              Form 40-F    ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Audit Report of Kookmin Bank for Fiscal Year 2017

On March 12, 2018, Kookmin Bank, a wholly-owned subsidiary of KB Financial Group Inc., disclosed audit reports for fiscal year 2017 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2017 and 2016 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1:	An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2017.

Exhibit 99.2:	An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)
Date: March 12, 2018	By: /s/ Ki-Hwan Kim
(Signature)
Name: Ki-Hwan Kim
Title: Senior Managing Director and Chief Financial Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2017 and 2016

Kookmin Bank and Subsidiaries

Index

December 31, 2017 and 2016

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Kookmin Bank

We have audited the accompanying consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, and the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the consolidated financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Group’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2017 and 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean IFRS.

Other matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2018

This report is effective as of March 12, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2017 and 2016

(In millions of Korean won)	Notes	2017	2016
Assets
Cash and due from financial institutions	4,6,7,36	15,646,318	14,681,846
Financial assets at fair value through profit or loss	4,6,8,12	8,408,730	7,956,232
Derivative financial assets	4,6,9	2,607,659	2,796,445
Loans	4,6,8,10,11	251,710,605	236,551,052
Financial investments	4,6,8,12	40,815,674	35,732,406
Investments in associates	13	345,892	367,976
Property and equipment	14	3,015,594	3,117,391
Investment property	14	337,500	372,880
Intangible assets	15	217,608	210,714
Current income tax assets	32	3,209	11,937
Deferred income tax assets	16,32	2,050	47,692
Assets held for sale	18	155,506	26,527
Other assets	4,6,17	6,499,582	5,193,272

Total assets		329,765,927	307,066,370

Liabilities
Financial liabilities at fair value through profit or loss	4,6	74,191	73,238
Derivative financial liabilities	4,6,9	2,608,820	2,833,598
Deposits	4,6,19	252,478,931	235,736,034
Debts	4,6,20	15,810,753	15,934,409
Debentures	4,6,21	19,183,798	14,959,692
Provisions	22	358,192	425,284
Net defined benefit liabilities	23	8,568	71,167
Current income tax liabilities	32	3,543	5,357
Deferred income tax liabilities	16,32	172,131	19
Other liabilities	4,6,24,30	13,743,566	13,702,570

Total liabilities		304,442,493	283,741,368

Equity
Capital stock	25	2,021,896	2,021,896
Capital surplus	25	5,219,693	5,219,704
Accumulated other comprehensive income	25,34	678,094	494,863
Retained earnings	25,33	17,403,751	15,588,539
(Provision of regulatory reserve for credit losses
December 31, 2017 : 2,001,063 million
December 31, 2016 : 1,835,115 million)
(Amounts estimated to be appropriated
December 31, 2017 : 149,709 million
December 31, 2016 : 165,948 million)

Equity attributable to Shareholder of the Bank		25,323,434	23,325,002
Non-controlling interest equity		—	—

Total equity		25,323,434	23,325,002

Total liabilities and equity		329,765,927	307,066,370

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Notes	2017	2016
Interest income		8,338,424	7,894,156
Interest expense		(2,944,109)	(3,065,246)

Net interest income	26	5,394,315	4,828,910

Fee and commission income		1,471,480	1,310,382
Fee and commission expenses		(246,791)	(222,531)

Net fee and commission income	27	1,224,689	1,087,851

Net gains on financial assets/liabilities at fair value through profit or loss	28	99,262	196,898

Net other operating expenses	29	(288,087)	(401,050)

General and administrative expenses	14,15,23,30,40	(3,665,822)	(4,268,949)

Operating profit before provision for credit losses		2,764,357	1,443,660

Provision for credit losses	11,17,22	(115,166)	(254,329)

Operating profit		2,649,191	1,189,331

Share of profit of associates	13	37,571	17,615
Net other non-operating income(expenses)	31	(73,467)	49,311

Net non-operating profit		(35,896)	66,926

Profit before income tax expense		2,613,295	1,256,257
Income tax expense	32	(438,590)	(292,001)

Profit for the year		2,174,705	964,256

Other comprehensive income
(Adjusted profit after provision of regulatory reserve for credit losses	25
2017 : 2,024,996 million 2016 : 798,308 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	14,177	8,103
Items that may be reclassified subsequently to profit or loss:
Currency translation differences		(67,106)	(5,484)
Gains(losses) on valuation of financial investments		110,188	(1,853)
Share of other comprehensive income(loss) of associates		91,839	(231)
Loss on hedging instruments of net investments in foreign operations		26,719	(6,816)
Gains on cash flow hedging instruments		7,414	337

Other comprehensive income(loss) for the year net of tax	34	183,231	(5,944)

Total comprehensive income for the year		2,357,936	958,312

Profit attributable to:
Shareholder of the Bank		2,174,705	964,256
Non-controlling interests		—	—

		2,174,705	964,256

Total comprehensive income for the year attributable to:
Shareholder of the Bank		2,357,936	958,312
Non-controlling interests		—	—

		2,357,936	958,312

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

	Attributable to Shareholder of the Bank
			Accumulated
			Other
(In millions of Korean won)	Capital	Capital	Comprehensive	Retained	Non-controlling	Total
	Stock	Surplus	Income (loss)	Earnings	interests	Equity
Balance at January 1, 2016	2,021,896	5,219,704	500,807	15,004,804	—	22,747,211

Comprehensive income for the year
Profit for the year	—	—	—	964,256	—	964,256
Remeasurements of net defined benefit liabilities	—	—	8,103	—	—	8,103
Currency translation differences	—	—	(5,484)	—	—	(5,484)
Losses on valuation of financial investments	—	—	(1,853)	—	—	(1,853)
Share of other comprehensive income of associates	—	—	(231)	—	—	(231)
Losses on hedging instruments of net investments in foreign operations	—	—	(6,816)	—	—	(6,816)
Gains on cash flow hedging instruments			337			337

Total comprehensive income for the year	—	—	(5,944)	964,256	—	958,312

Transactions with shareholder
Dividends	—	—	—	(380,521)	—	(380,521)

Total transactions with shareholder	—	—	—	(380,521)	—	(380,521)

Balance at December 31, 2016	2,021,896	5,219,704	494,863	15,588,539	—	23,325,002

Balance at January 1, 2017	2,021,896	5,219,704	494,863	15,588,539	—	23,325,002

Comprehensive income for the year
Profit for the year	—	—	—	2,174,705	—	2,174,705
Remeasurements of net defined benefit liabilities	—	—	14,177	—	—	14,177
Currency translation differences	—	—	(67,106)	—	—	(67,106)
Gains on valuation of financial investments	—	—	110,188	—	—	110,188
Share of other comprehensive income of associates	—	—	91,839	—	—	91,839
Gains on hedging instruments of net investments in foreign operations	—	—	26,719	—	—	26,719
Gains on cash flow hedging instruments			7,414			7,414

Total comprehensive income for the year	—	—	183,231	2,174,705	—	2,357,936

Transactions with shareholder
Dividends	—	—	—	(359,493)	—	(359,493)
Changes in ownership interests in subsidiaries	—	(11)	—	—	—	(11)

Total transactions with shareholder	—	(11)	—	(359,493)	—	(359,504)

Balance at December 31, 2017	2,021,896	5,219,693	678,094	17,403,751	—	25,323,434

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Notes	2017	2016
Cash flows from operating activities
Profit for the year		2,174,705	964,256

Adjustment for non-cash items
Net losses(gains) on financial assets/liabilities at fair value through profit or loss		39,455	(13,371)
Net losses(gains) on derivative financial investments for hedging purposes		(17,327)	62,332
Adjustment of fair value of derivative financial instruments		(1,000)	338
Provision for credit losses		115,166	254,329
Net losses(gains) on financial investments		69,390	(119,516)
Share of profit of associates		(37,570)	(17,615)
Depreciation and amortization expense		236,436	219,934
Other net losses on property and equipment/intangible assets		15,258	4,828
Share-based payment		33,148	19,347
Post-employment benefits		147,470	160,650
Net interest income		274,832	328,731
Losses(gains) on foreign currency translation		(301,414)	204,143
Other expense(income)		47,666	(166)

		621,510	1,103,964

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		(623,731)	(1,479,957)
Derivative financial instrument		(2,785)	24,221
Loans		(16,964,006)	(14,115,666)
Current income tax assets		8,728	6,389
Deferred income tax assets		44,807	(38,895)
Other assets		(2,439,559)	2,292,763
Financial liabilities at fair value through profit or loss		953	3,746
Deposits		17,722,080	11,267,180
Deferred income tax liabilities		83,671	(166,807)
Other liabilities		(1,360,225)	1,144,256

		(3,530,067)	(1,062,770)

Net cash inflow(outflow) from operating activities		(733,852)	1,005,450

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		(23,490)	509
Disposal of financial investments		33,006,057	25,827,783
Acquisition of financial investments		(38,243,965)	(28,369,287)
Disposal of investments in associates		87,443	106,052
Acquisition of investments in associates		(23,540)	(28,727)
Disposal of property and equipment		(58)	806
Acquisition of property and equipment		(218,080)	(349,724)
Acquisition of investment property		(262)	(1,254)
Disposal of intangible assets		487	4,166
Acquisition of intangible assets		(51,398)	(73,970)
Net cash flows due to change in subsidiaries		158,858	—
Others		210,834	43,249

Net cash outflow from investing activities		(5,097,114)	(2,840,397)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		5,804	21,169
Net increase in debts		746,719	1,452,671
Increase in debentures		13,594,668	5,244,976
Decrease in debentures		(9,026,842)	(6,322,089)
Payment of dividends		(359,493)	(380,521)
Net increase in other payables from trust accounts		587,523	1,639,779
Others		215,662	(36,679)

Net cash inflow from financing activities		5,764,041	1,619,306

Exchange gains(losses) on cash and cash equivalents		(193,279)	84,293

Net decrease in cash and cash equivalents		(260,204)	(131,348)
Cash and cash equivalents at the beginning of the year	36	6,338,158	6,469,506

Cash and cash equivalents at the end of the year	36	6,077,954	6,338,158

The accompanying notes are an integral part of these consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2017, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As at December 31, 2017, the Bank operates 1,062 domestic branches and offices, and five overseas branches (excluding five subsidiaries and three offices).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2. Basis of Preparation

2.1 Application of Korean IFRS

The Group maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying consolidated financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The consolidated financial statements of the Bank and its subsidiaries (collectively the “Group”) have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Group’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 2.4.

The Group newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2017, and this application does not have a material impact on the consolidated financial statements.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows(Note 36)

•	Amendments to Korean IFRS 1012 Income Tax

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities: Exemption for consolidation of investee

Also, new standards and interpretations issued but not effective for the financial period beginning January 1, 2017, and not early adopted are as follows:

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund and similar entities, the entity may elect to measure that investment at fair value through profit or loss. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. These amendments will be applied retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements because the Group is not a venture capital organization.

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the amendments to have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Amendments to Korean IFRS 1102 Share-based Payment

This amendment clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and also, clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. These amendments will be applied retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Group does not expect the amendment to have a significant impact on the consolidated financial statements.

•	Enactments of Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Group does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Enactments of Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Group will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules are amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Group’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Group and macroeconomic variables.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Within the Group, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS 1109, such as analysis, design and implementation, and preparation for application. The Group is analyzing financial impacts of Korean IFRS 1109 on its consolidated financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on retainable information as at December 31, 2017, and the results of the assessment are explained as below. The results from financial impact assessment as at December 31, 2017 may change due to additional information that the Group may obtain after the assessment.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Group’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

Contractual cash flows characteristics

Business model	Solely represent payments of principal and interest	All other
Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost [1]

Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]	Recognized at fair value through profit or loss [2]

Hold for trading and others	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result in an increased fluctuation in profit or loss.

The following table presents the impact of the change in classification and measurement of financial instrument (including derivatives) held by the Group as at December 31, 2017, using the financial instrument accounting system developed by the Group with applying Korean IFRS 1109.

(In millions of Korean won)
Classification in accordance with		Balance in accordance with[1]
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039	Korean IFRS 1109
Loans and receivables
Cash and due from financial institutions	Measured at amortized cost	15,646,318	13,736,718
	Recognized at fair value through profit or loss	—	1,908,070
Loans	Measured at amortized cost	251,710,605	251,289,280
	Recognized at fair value through profit or loss[2]	—	132,722
Other financial assets	Measured at amortized cost	6,341,463	6,336,471

		273,698,386	273,403,261

Financial assets at fair value through profit or loss
Equity securities	Recognized at fair value through profit or loss	338,904	121,949
Debt securities	Recognized at fair value through profit or loss	7,900,613	8,212,925
Others	Recognized at fair value through profit or loss	73,856	73,856
Financial assets designated at fair value through profit or loss	Recognized at fair value through profit or loss[3]	95,357	—
Derivative financial assets	Recognized at fair value through profit or loss	2,527,190	2,509,993
	Derivatives held for hedging	80,469	80,469

		11,016,389	10,999,192

Available-for-sale financial assets
Equity securities	Recognized at fair value through other comprehensive income	4,472,263	1,884,686
	Recognized at fair value through profit or loss	—	38,058
Debt securities	Recognized at fair value through other comprehensive income	27,605,761	24,770,170
	Recognized at fair value through profit or loss	—	2,549,706
	Measured at amortized cost	—	2,839,709
Others	Recognized at fair value through other comprehensive income	500	—
	Recognized at fair value through profit or loss	—	500

		32,078,524	32,082,829

Held-to-maturity financial assets
Debt securities	Measured at amortized cost	8,737,150	8,521,668
	Recognized at fair value through profit or loss	—	212,276

		8,737,150	8,733,944

		325,530,449	325,219,226

[1]	The amount is presented net of allowance for loan losses.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[2]	Loans with conversion right(related assets of ~~W~~123,827 million and liabilities of ~~W~~21,043 million), which were recognized separately in accordance with Korean IFRS 1039, are classified and measured as financial assets at fair value through profit or loss that amount to ~~W~~102,496 million. Also loans of ~~W~~27,242 million measured at amortized cost in accordance with Korean IFRS 1039, which of contractual cash flows do not represent solely payments of principal and interest, are classified and measured as financial assets at fair value through profit or loss that amount to ~~W~~30,226 million.
[3]	Derivatives-linked securities amount to ~~W~~95,357 million classified as financial assets designated at fair value through profit or loss in accordance with Korean IFRS 1039, are reclassified as debt securities of fair value through profit or loss with implementation of Korean IFRS 1109, which means these financial assets are not designated at fair value through profit or loss any more.

With the implementation of Korean IFRS 1109, as at December 31, 2017, ~~W~~2,253,068 million of loans and receivables and financial assets held-to-maturity, which are measured at amortized cost, and ~~W~~2,588,264 million of financial assets available-for-sales are classified to financial assets recognize at fair value through profit or loss. These classifications will increase the financial assets recognized at fair value through profit or loss from 3.38% to 4.87% over the total financial assets (including derivatives) of ~~W~~325,219,226 million, and may result an extended fluctuation in profit or loss.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Under Korean IFRS 1039, all financial liabilities designated at fair value through profit or loss recognized their fair value movements in profit or loss. However, under Korean IFRS 1109, certain fair value movements will be recognized in other comprehensive income and as a result profit or loss from fair value movements may decrease.

Based on results from the impact assessment of Korean IFRS 1109, the Group expects that the application will have no impact on the financial statements because the Group had no financial liabilities designated as at fair value through profit or loss as at December 31, 2017.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income

•	Lease receivables, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Group will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)
3	Credit-impaired

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

Based on results from the impact assessment, the balances subject to loss allowances and the loss allowance amounts under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)
Classification in accordance with		Loss allowance in accordance with		Changes
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039	Korean IFRS 1109
Allowane for credit losses
Loans and receivables
Due from financial institutions	Measured at amortized cost	—	1,530	1,530
Loans	Measured at amortized cost	1,378,113	1,667,183	289,070
	Recognized at fair value through profit or loss	35,608	—	(35,608)
Other financial assets	Measured at amortized cost	49,722	53,090	3,368
Financial assets at fair value through profit or loss
Debt securities	Recognized at fair value through other comprehensive income	—	2,145	2,145
	Measured at amortized cost	—	176	176
Available-for-sale financial assets
Debt securities	Recognized at fair value through other comprehensive income	—	1,202	1,202

		1,463,443	1,725,326	261,883

Provision for unused commitments and non-financial guarantees
Guarantees and unused commitments	Non-financial guarantees and unused commitments	195,772	200,712	4,940

		195,772	200,712	4,940

Provision for financial guarantee contracts
Financial guarantee contracts		1,862	2,218	356

		1,862	2,218	356

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Based on results from the impact assessment, the balances subject to loss allowances and the loss allowance amounts under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)		Carrying amount
		Balance	Loss allowance in accordance with Korean IFRS 1109
Loans [1]	Stage 1	229,155,052	355,257
	Stage 2	22,264,696	419,367
	Stage 3	1,545,599	900,464
Debt securities / Due from financial institutions		47,273,749	5,053

		300,239,096	1,680,141

[1]	Balance includes other liabilities which subject to loss allowances in accordance with Korean IFRS 1109.

Based on results from the impact assessment, the amount of the provisions under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)		Carrying amount
		Loss allowance in accordance with Korean IFRS 1109
Provisions	Stage 1	116,018
	Stage 2	68,168
	Stage 3	18,744

		202,930

Based on results from the financial impact assessment, the Group estimated that equity capital ratio in accordance with Basel III standards will be decreased by 0.06%p from 16.01% to 15.95%.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Group’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach. Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

Furthermore, when the Group first applies Korean IFRS 1109, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As at December 31, 2017, the Group has not applied additional hedge accounting to risk management activities which did not meet the requirements of hedge accounting under Korean IFRS 1039, that will become applicable with new hedge accounting requirements of Korean IFRS 1109.

•	Enactments of Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

The new standard is effective for annual periods beginning on or after January 1, 2018 with early application permitted.

As at December 31, 2017, for the preparation of implementing Korean IFRS 1115, the Group formed a task force team consist of members from accounting departments, and also other practical departments if necessary. The Group performed an impact assessment to identify potential financial effects of applying Korean IFRS 1115. The assessment was performed based on retainable information as at December 31, 2017, and the Group expects that the application of Korean IFRS 1115 will not have material impact on the financial statements. The results of the assessment as at December 31, 2017 may change due to additional information that the Group may obtain after the assessment.

•	Enactments of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

At inception of a contract, the Group shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Group shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Group will not need to reassess all contracts with applying the practical expedient because the Group elected to apply the practical expedient only to contracts entered before the date of initial application.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Accounting for the Group, as a lessor, will not significantly change in comparison of Korean IFRS 1017.

The Group is analyzing the financial impact of the adoption of Korean IFRS 1116 on its consolidated financial statements.

2.2 Measurement Basis

The consolidated financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2

2.4 Critical Accounting Estimates

The preparation of consolidated financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the consolidated financial statements are as follows:

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

2.4.1 Income Taxes

The Group is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If a certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Group is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Group’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Group uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Group determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated Impairment of Goodwill

The Group tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the subsidiary’s accounting policies conform to those of the Group when the subsidiary’s financial statements are used by the Group in preparing the consolidated financial statements.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions; that is, as transactions with the owners in their capacity as owners. The difference between fair value of any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group ceases to have control, any retained interest in the entity is re-measured to its fair value at the date when control is lost, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Group had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

3.1.2 Associates

Associates are entities over which the Group has significant influence in the financial and operating policy decisions. If the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Under the equity method, investments in associates are initially recognized at cost and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. The Group’s share of the profit or loss of the investee is recognized in the Group’s profit or loss. Distributions received from an investee reduce the carrying amount of the investment. Profit and loss resulting from ‘upstream’ and ‘downstream’ transactions between the Group and associates are eliminated to the extent at the Group’s interest in associates. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

If associates use accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to make the associate’s accounting policies conform to those of the Group when the associate’s financial statements are used by the Group in applying equity method.

After the carrying amount of the investment is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the investee.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statement of comprehensive income.

3.1.3 Structured Entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power to the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the practical ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity and the amount of exposure to variable returns.

3.1.4 Trusts and Funds

The Group provides management services for trust assets, collective investment and other funds. These trusts and funds are not consolidated in the Group’s consolidated financial statements, except for trusts and funds over which the Group has control.

3.1.5 Intra-group Transactions

All intra-group balances and transactions, and any unrealized gains arising on intra-group transactions, are eliminated in preparing the consolidated financial statements. Unrealized losses are eliminated in the same way as unrealized gains except that they are only eliminated to the extent that there is no evidence of impairment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise, except for exchange differences arising on net investments in a foreign operation and financial liability designated as a hedge of the net investment. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Group’s presentation currency, are translated into the Group’s presentation currency using the following procedures.

Assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Group classifies financial assets as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, or loans and receivables, or other financial assets. The Group classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the consolidated financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Group primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Group uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Group derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Group has not retained control. If the Group neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

If the Group transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading and financial assets designated by the Group as at fair value through profit or loss upon initial recognition.

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Group may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Group’s key management personnel.

•	A contract contains one or more embedded derivatives; the Group may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039 Financial Instruments: Recognition and measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group did not separate an embedded derivative from its host contract of derivative linked securities but designated the entire hybrid contract as at fair value through profit or loss.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Group’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and Receivables

Non-derivative financial assets which meet all of following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Group does not intend to sell immediately or in the near term.

•	Those that the Group, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Group assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets, except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Group considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is an objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and Receivables

If there is an objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group first assesses whether an objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant.

If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-For-Sale Financial Assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is an objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.6.3 Held-to-Maturity Financial Assets

If there is an objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Group’s derivative operations focus on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge). The Group designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of foreign exchange of a net investment in a foreign operation (hedge of net investment).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.7.2 Fair Value Hedges

If derivatives and non-derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in gain or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Group revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Hedge of Net Investment

If derivatives and non-derivatives qualify for a net investment hedge, the effective portion of changes in fair value of hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss. The gain or loss on the hedging instrument relating to the effective portion of the hedge that has been recognized in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation in accordance with Korean IFRS 1039 Financial Instruments: Recognition and Measurement.

3.7.5 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.7.6 Day One Gain and Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Group will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years

Leasehold improvements	Declining-balance	4 years

Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5 ~ 10 years

Software	Straight-line	4 years

Others	Straight-line	2 ~ 30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized, because its useful life is considered to be indefinite, the Group carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

For each business combination, the Group decides whether the non-controlling interest in the acquiree is initially measured at fair value or at the non-controlling interest’s proportionate share of the acquiree’s identifiable net assets at the acquisition date.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Additional acquisitions of non-controlling interest

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Group recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Group adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

3.12 Greenhouse Gas Emission Rights and Liabilities

The Group measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Group and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018 Revenue.

3.18 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities. Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest Income and Expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Group uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and Commission Income

The Group recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee received by the Group that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

3.19.3 Dividend Income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Group introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Group has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

3.20.3 Share-based Payment

The Group has share grant and mileage stock programs to directors and employees of the Group. The Group has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc., the ultimate parent company, at the date of settlement, while the Group shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group determines that it has a present obligation to settle in cash because the Group has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Group accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

Income tax expense for the period is recognized based on management’s best estimate of the weighted average annual income tax rate expected for the full financial year.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the consolidated financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Deferred income tax is provided on temporary differences arising on investments in subsidiaries, and associates, except for deferred income tax liabilities for which the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities when the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Group, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Group recognizes its uncertain tax positions in the consolidated financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, additional tax and additional dues on tax refund are recognized in accordance with Korean IFRS 1037 as its economic substances are considered as interest or penalties.

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Group recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

3.23 Operating Segments

Operating segments are components of the Group where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other types of risk, and the preemptive response to risk due to rapid changes in the financial environment to support the Group’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Group’s key risks. These risks are measured in Internal Capital or Value at Risk (VaR) and are managed using a statistical method.

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Group’s target risk appetite approves significant risk matters and reviews the level of risks that the Group is exposed to and the appropriateness of the Group’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and establishes policies and procedures for risk management of the Group.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Group’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

4.2.2 Credit Risk Management

The Group measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Group manages credit risk by allocating credit risk internal capital limits.

In addition, the Group controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Group has organized a credit risk management group that focuses on credit risk management in accordance with the Group’s credit risk management policy. The Group’s credit group, retail customer group and SME/SOHO customer group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.2.3 Maximum Exposure to Credit Risk

The Group’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Financial assets
Due from financial institutions	13,048,893	12,126,695
Financial assets at fair value through profit or loss
Financial assets held for trading[1]	7,974,469	7,765,467
Financial assets designated at fair value through profit or loss	95,357	129,535
Derivatives	2,607,659	2,796,445
Loans[2]	251,710,605	236,551,052
Financial investments
Available-for-sale financial assets	27,605,761	21,807,445
Held-to-maturity financial assets	8,737,150	8,427,498
Other financial assets[2]	6,341,463	5,021,200

	318,121,357	294,625,337

Off-balance sheet items
Acceptances and guarantees contracts	6,977,468	7,552,124
Financial guarantee contracts	2,968,354	3,361,307
Commitments	50,851,024	54,261,648

	60,796,846	65,175,079

	378,918,203	359,800,416

[1]	The amounts of ~~W~~73,856 million and ~~W~~72,349 million as at December 31, 2017 and 2016, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.2.4 Credit Risk of Loans

The Group maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2017
Loans	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	129,231,082	99.04	121,257,211	98.88	250,488,293	98.96
Past due but not impaired	865,485	0.66	198,270	0.16	1,063,755	0.42
Impaired	389,552	0.30	1,182,726	0.96	1,572,278	0.62

	130,486,119	100.00	122,638,207	100.00	253,124,326	100.00
Allowances	(318,533)	0.24	(1,095,188)	0.89	(1,413,721)	0.56

Carrying amount	130,167,586		121,543,019		251,710,605

(In millions of Korean won)
	2016
Loans	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Neither past due nor impaired	122,595,003	98.96	112,711,155	98.64	235,306,158	98.81
Past due but not impaired	825,239	0.67	191,029	0.17	1,016,268	0.43
Impaired	457,086	0.37	1,367,151	1.19	1,824,237	0.76

	123,877,328	100.00	114,269,335	100.00	238,146,663	100.00
Allowances	(333,269)	0.27	(1,262,342)	1.10	(1,595,611)	0.67

Carrying amount	123,544,059		113,006,993		236,551,052

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Credit qualities of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total
Grade 1	115,311,505	62,287,457	177,598,962
Grade 2	12,537,698	52,057,018	64,594,716
Grade 3	804,042	5,341,955	6,145,997
Grade 4	398,177	1,253,960	1,652,137
Grade 5	179,660	316,821	496,481

	129,231,082	121,257,211	250,488,293

(In millions of Korean won)
	2016
	Retail	Corporate	Total
Grade 1	106,054,765	53,999,305	160,054,070
Grade 2	14,292,822	49,186,970	63,479,792
Grade 3	1,519,409	7,563,785	9,083,194
Grade 4	516,670	1,614,152	2,130,822
Grade 5	211,337	346,943	558,280

	122,595,003	112,711,155	235,306,158

Credit qualities of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+

Grade 2	6 to 8 grade	BBB to BB

Grade 3	9 to 10 grade	BB- to B

Grade 4	11 grade	B- to CCC

Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2017
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	736,264	87,901	41,320	865,485
Corporate	154,706	26,654	16,910	198,270

	890,970	114,555	58,230	1,063,755

(In millions of Korean won)
	2016
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	705,551	79,990	39,698	825,239
Corporate	130,005	38,210	22,814	191,029

	835,556	118,200	62,512	1,016,268

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Impaired loans are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total
Loans	389,552	1,182,726	1,572,278
Allowances	(126,691)	(771,131)	(897,822)
Individual	—	(684,377)	(684,377)
Collective	(126,691)	(86,754)	(213,445)

	262,861	411,595	674,456

(In millions of Korean won)
	2016
	Retail	Corporate	Total
Loans	457,086	1,367,151	1,824,237
Allowances	(146,507)	(894,227)	(1,040,734)
Individual	—	(770,805)	(770,805)
Collective	(146,507)	(123,422)	(269,929)

	310,579	472,924	783,503

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	2017
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantee	17,257	107,610	198,379	57,399,810	57,723,056
Deposits and savings	10,501	5,375	23,126	1,576,897	1,615,899
Property and equipment	125	456	43	2,091,917	2,092,541
Real estate	96,010	271,937	638,044	145,583,507	146,589,498

	123,893	385,378	859,592	206,652,131	208,020,994

(In millions of Korean won)
	2016
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantee	21,168	118,611	186,762	52,128,706	52,455,247
Deposits and savings	10,000	6,026	27,493	1,574,010	1,617,529
Property and equipment	4,280	1,531	142	1,735,898	1,741,851
Real estate	169,837	317,314	588,736	136,804,042	137,879,929

	205,285	443,482	803,133	192,242,656	193,694,556

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.2.5 Credit Quality of Securities

The financial assets at fair value through profit or loss and financial investments, excluding equity securities, that are exposed to credit risk as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Securities that are neither past due nor impaired	44,338,881	38,057,596
Impaired securities	—	—

	44,338,881	38,057,596

The credit quality of securities, excluding equity securities that are neither past due nor impaired, as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	2017
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	6,525,798	1,304,926	44,157	25,732	—	7,900,613
Financial assets designated at fair value through profit or loss	95,357	—	—	—	—	95,357
Available-for-sale financial assets	27,433,166	144,312	25,762	2,521	—	27,605,761
Held-to-maturity financial assets	8,737,150	—	—	—	—	8,737,150

	42,791,471	1,449,238	69,919	28,253	—	44,338,881

(In millions of Korean won)
	2016
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	6,313,489	1,373,625	6,004	—	—	7,693,118
Financial assets designated at fair value through profit or loss	129,535	—	—	—	—	129,535
Available-for-sale financial assets	21,655,179	123,614	28,652	—	—	21,807,445
Held-to-maturity financial assets	8,427,498	—	—	—	—	8,427,498

	36,525,701	1,497,239	34,656	—	—	38,057,596

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The credit qualities of securities excluding equity securities according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FN	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa

Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1

Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1

Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3

Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

4.2.6 Credit Risk Mitigation of Derivative Financial Instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017	2016
Deposits and savings, securities and others	1,198,373	444,170

4.2.7 Credit Risk Concentration Analysis

Details of the Group’s loans by country as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total	%	Allowances	Carrying Amount
Korea	130,390,627	119,273,608	249,664,235	98.63	(1,369,907)	248,294,328
China	—	1,867,380	1,867,380	0.74	(30,720)	1,836,660
Japan	539	127,009	127,548	0.05	(6,268)	121,280
United States	—	866,867	866,867	0.34	(1,599)	865,268
Europe	—	192,980	192,980	0.08	(2,326)	190,654
Others	94,953	310,363	405,316	0.16	(2,901)	402,415

Total	130,486,119	122,638,207	253,124,326	100.00	(1,413,721)	251,710,605

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Retail	Corporate	Total	%	Allowances	Carrying amount
Korea	123,804,999	111,399,307	235,204,306	98.76	(1,554,872)	233,649,434
China	—	1,324,839	1,324,839	0.56	(23,288)	1,301,551
Japan	1,352	90,977	92,329	0.04	(10,384)	81,945
United States	—	984,472	984,472	0.41	(2,031)	982,441
Europe	1	206,580	206,581	0.09	(1,719)	204,862
Others	70,976	263,160	334,136	0.14	(3,317)	330,819

Total	123,877,328	114,269,335	238,146,663	100.00	(1,595,611)	236,551,052

Details of the Group’s corporate loans by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Loans	%	Allowances	Carrying amount
Financial institutions	9,041,823	7.38	(6,265)	9,035,558
Manufacturing	39,127,515	31.90	(434,349)	38,693,166
Service	52,794,807	43.05	(281,847)	52,512,960
Wholesale and retail	14,620,777	11.92	(85,972)	14,534,805
Construction	2,538,256	2.07	(269,185)	2,269,071
Public	834,687	0.68	(2,911)	831,776
Others	3,680,342	3.00	(14,659)	3,665,683

	122,638,207	100.00	(1,095,188)	121,543,019

(In millions of Korean won)
	2016
	Loans	%	Allowances	Carrying amount
Financial institutions	8,789,886	7.69	(4,170)	8,785,716
Manufacturing	36,381,882	31.85	(530,456)	35,851,426
Service	47,905,220	41.92	(298,079)	47,607,141
Wholesale and retail	13,865,864	12.13	(108,688)	13,757,176
Construction	2,895,971	2.53	(291,646)	2,604,325
Public	855,715	0.75	(6,307)	849,408
Others	3,574,797	3.13	(22,996)	3,551,801

	114,269,335	100.00	(1,262,342)	113,006,993

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the Group’s retail loans by type as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Loans	%	Allowances	Carrying amount
Housing purpose	62,319,992	47.76	(14,914)	62,305,078
General purpose	68,166,127	52.24	(303,619)	67,862,508

	130,486,119	100.00	(318,533)	130,167,586

(In millions of Korean won)	2016
	Loans	%	Allowances	Carrying amount
Housing purpose	58,724,113	47.41	(17,939)	58,706,174
General purpose	65,153,215	52.59	(315,330)	64,837,885

	123,877,328	100.00	(333,269)	123,544,059

Details of the Group’s securities excluding equity securities and derivative financial instruments by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Amount	%
Financial assets held for trading
Government and government funded institutions	2,408,760	30.49
Finance and Insurance	3,876,344	49.06
Others	1,615,509	20.45

	7,900,613	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance	95,357	100.00

	95,357	100.00

Derivative financial assets
Government and government funded institutions	12,099	0.47
Finance and Insurance	2,464,286	94.50
Others	131,274	5.03

	2,607,659	100.00

Available-for-sale financial assets
Government and government funded institutions	8,188,744	29.67
Finance and Insurance	18,044,307	65.36
Others	1,372,710	4.97

	27,605,761	100.00

Held-to-maturity financial assets
Government and government funded institutions	2,563,480	29.34
Finance and Insurance	6,073,478	69.51
Others	100,192	1.15

	8,737,150	100.00

	46,946,540

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Amount	%
Financial assets held for trading
Government and government funded institutions	2,780,010	36.14
Finance and Insurance	3,880,523	50.44
Others	1,032,585	13.42

	7,693,118	100.00

Financial assets designated at fair value through profit or loss
Finance and Insurance	129,535	100.00

	129,535	100.00

Derivative financial assets
Government and government funded institutions	91,705	3.28
Finance and Insurance	2,501,525	89.45
Others	203,215	7.27

	2,796,445	100.00

Available-for-sale financial assets
Government and government funded institutions	9,394,127	43.08
Finance and Insurance	11,099,951	50.90
Others	1,313,367	6.02

	21,807,445	100.00

Held-to-maturity financial assets
Government and government funded institutions	3,166,355	37.57
Finance and Insurance	5,110,783	60.64
Others	150,360	1.79

	8,427,498	100.00

	40,854,041

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of the Group’s securities excluding equity securities and derivative financial instruments by country, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Amount	%
Financial assets held for trading
Korea	7,021,083	88.87
Others	879,530	11.13

	7,900,613	100.00

Financial assets designated at fair value through profit or loss
Korea	95,357	100.00

	95,357	100.00

Derivative financial assets
Korea	1,266,612	48.57
United States	303,283	11.63
United Kingdom	52,781	2.02
France	303,883	11.65
Others	681,100	26.13

	2,607,659	100.00

Available-for-sale financial assets
Korea	27,006,817	97.83
Others	598,944	2.17

	27,605,761	100.00

Held-to-maturity financial assets
Korea	7,647,772	87.53
Others	1,089,378	12.47

	8,737,150	100.00

	46,946,540

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Amount	%
Financial assets held for trading
Korea	7,468,314	97.08
Others	224,804	2.92

	7,693,118	100.00

Financial assets designated at fair value through profit or loss
Korea	129,535	100.00

	129,535	100.00

Derivative financial assets
Korea	1,955,822	69.94
United States	242,763	8.68
United Kingdom	117,318	4.20
France	202,001	7.22
Others	278,541	9.96

	2,796,445	100.00

Available-for-sale financial assets
Korea	21,377,838	98.03
Others	429,607	1.97

	21,807,445	100.00

Held-to-maturity financial assets
Korea	7,279,423	86.38
Others	1,148,075	13.62

	8,427,498	100.00

	40,854,041

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2. Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Group.

The Group has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3. Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the consolidated financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedging, as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	5,716,586	399,460	140,676	159,353	—	—	6,416,075
Financial assets held for trading[2]	8,313,373	—	—	—	—	—	8,313,373
Financial assets designated at fair value through profit or loss[2]	95,357	—	—	—	—	—	95,357
Derivatives held for trading[2]	2,509,930	—	—	—	—	—	2,509,930
Derivatives held for fair value hedging[3]	—	21,489	2,722	2,647	(5,017)	52,698	74,539
Loans	—	14,978,083	26,503,526	96,536,587	62,850,146	89,830,481	290,698,823
Available-for-sale financial assets[4]	6,056,352	1,486,656	2,111,060	9,396,840	15,050,896	791,200	34,893,004
Held-to-maturity financial assets	—	584,825	388,928	2,608,727	4,343,586	1,986,169	9,912,235
Other financial assets	291	4,604,953	—	1,042,830	—	—	5,648,074

	22,691,889	22,075,466	29,146,912	109,746,984	82,239,611	92,660,548	358,561,410

Financial liabilities
Financial liabilities held for trading[2]	74,191	—	—	—	—	—	74,191
Derivatives held for trading[2]	2,558,786	—	—	—	—	—	2,558,786
Derivatives held for fair value hedging[3]	—	4,176	(4,715)	(19,705)	(7,144)	244	(27,144)
Deposits[5]	124,342,154	12,319,041	23,092,872	82,158,996	11,320,759	2,801,348	256,035,170
Debts	936	3,843,258	1,871,117	5,325,664	4,462,359	573,088	16,076,422
Debentures	40,655	540,471	1,218,396	5,425,995	11,524,310	1,536,151	20,285,978
Other financial liabilities	—	10,055,251	774	74,577	6,794	218,097	10,355,493

	127,016,722	26,762,197	26,178,444	92,965,527	27,307,078	5,128,928	305,358,896

Off-balance sheet items
Commitments[6]	50,851,024	—	—	—	—	—	50,851,024
Financial guarantee contracts[7]	2,968,354	—	—	—	—	—	2,968,354

	53,819,378	—	—	—	—	—	53,819,378

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	On demand	Up to 1 month	1-3 months	3-12 Months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	6,146,827	158,794	302,774	221,887	—	—	6,830,282
Financial assets held for trading[2]	7,826,697	—	—	—	—	—	7,826,697
Financial assets designated at fair value through profit or loss[2]	129,535	—	—	—	—	—	129,535
Derivatives held for trading[2]	2,736,840	—	—	—	—	—	2,736,840
Derivatives held for fair value hedging[3]	—	4,039	1,722	1,791	(3,473)	53,185	57,264
Loans	—	14,900,098	23,401,467	82,205,491	64,172,410	88,571,195	273,250,661
Available-for-sale financial assets[4]	6,014,328	535,451	1,542,125	5,506,765	13,070,553	2,365,520	29,034,742
Held-to-maturity financial assets	—	172,694	408,549	1,035,711	4,918,815	3,426,234	9,962,003
Other financial assets	—	3,225,789	—	1,122,047	—	—	4,347,836

	22,854,227	18,996,865	25,656,637	90,093,692	82,158,305	94,416,134	334,175,860

Financial liabilities
Financial liabilities held for trading[2]	73,238	—	—	—	—	—	73,238
Derivatives held for trading[2]	2,769,675	—	—	—	—	—	2,769,675
Derivatives held for fair value hedging[3]	—	3,462	(5,306)	(8,333)	(39,870)	—	(50,047)
Deposits[5]	114,690,384	13,828,525	24,751,241	71,868,404	10,294,522	3,790,529	239,223,605
Debts	1,027	5,504,309	2,218,672	4,120,280	4,224,025	116,023	16,184,336
Debentures	52,188	1,281,867	1,383,926	3,773,687	7,192,288	2,306,476	15,990,432
Other financial liabilities	—	9,522,926	717	77,912	10,758	82,421	9,694,734

	117,586,512	30,141,089	28,349,250	79,831,950	21,681,723	6,295,449	283,885,973

Off-balance sheet items
Commitments[6]	54,261,648	—	—	—	—	—	54,261,648
Financial guarantee contracts[7]	3,361,307	—	—	—	—	—	3,361,307

	57,622,955	—	—	—	—	—	57,622,955

[1]	The amounts of ~~W~~9,240,008 million and ~~W~~7,859,440 million, which are restricted amount due from the financial institutions as at December 31, 2017 and 2016, respectively, are excluded.
[2]	Financial assets held for trading, financial assets designated at fair value through profit or loss, financial liabilities held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts are considered in the cash flows of the host contracts.
[3]	Derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.
[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request.
[7]	Financial guarantee contracts are included under the ‘On demand’ category based on the earliest period that the contracts can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The remaining contractual cash flows of derivatives held for cash flow hedging as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	2	198	488	104	—	792
Cash flow to be paid of net settlement derivatives	94	536	1,444	5,852	—	7,926

(In millions of Korean won)	2016
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	69	—	152	—	—	221
Cash flow to be paid of net settlement derivatives	60	3	—	—	—	63

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Group is exposed to interest rate risks associated with non-trading positions. The Group classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

4.4.2 Risk management

The Group sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Group maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Group establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Group’s risk management.

Observation method on market risk arising from trading positions

The Group calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Group manages market risk on the trading portfolio. In addition, the Group controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Value at Risk (VaR)

i. Value at Risk (VaR)

The Group uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Group now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Group uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Group uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Group compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Group uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period during 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Average	Minimum	Maximum	Ending
Interest rate risk	22,682	14,313	42,155	23,758
Stock price risk	1,002	757	1,345	1,255
Foreign exchange rate risk	32,709	12,405	44,322	24,315
Deduction of diversification effect				(29,727)

Total VaR	23,312	16,498	30,247	19,601

(In millions of Korean won)	2016
	Average	Minimum	Maximum	Ending
Interest rate risk	15,683	10,817	19,538	14,906
Stock price risk	1,757	726	2,269	1,201
Foreign exchange rate risk	16,493	10,123	22,206	10,123
Deduction of diversification effect				(6,477)

Total VaR	19,018	11,558	28,519	19,753

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017	2016
Interest rate risk	98,235	15,162
Stock price risk	1,646	4,817
Foreign exchange rate risk	810	—

	100,691	19,979

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Group’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Group manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Group does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Group sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Group manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90%(December 31, 2016 : 99.90%) confidence level. The measurement results of risk as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Interest Rate VaR	350,178	75,990

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,509,387	250,933	131,100	19,779	815,014	236,570	2,962,783
Financial assets held for trading	1,044,336	83,716	81,394	8,922	—	18,145	1,236,513
Derivatives held for trading	78,769	441	52	—	96	202	79,560
Derivatives held for hedging	29,489	—	—	—	—	—	29,489
Loans	10,605,408	228,747	1,503,493	9,548	795,302	220,859	13,363,357
Available-for-sale financial assets	2,189,461	76,185	38,936	—	38,606	20,666	2,363,854
Held-to-maturity financial assets	1,084,474	—	—	—	4,905	—	1,089,379
Other financial assets	1,509,793	452,446	406,009	13,101	199,422	201,173	2,781,944

	18,051,117	1,092,468	2,160,984	51,350	1,853,345	697,615	23,906,879

Financial liabilities
Derivatives held for trading	56,598	—	35	—	3,563	—	60,196
Derivatives held for hedging	49,962	—	—	—	—	—	49,962
Deposits	8,343,862	757,704	437,881	39,990	1,096,430	573,326	11,249,193
Debts	7,130,892	44,885	77,604	737	—	10,483	7,264,601
Debentures	2,940,251	—	—	—	—	—	2,940,251
Other financial liabilities	2,183,242	43,671	887,197	3,338	198,043	28,647	3,344,138

	20,704,807	846,260	1,402,717	44,065	1,298,036	612,456	24,908,341

Off-balance sheet items	11,304,709	705	2,404	—	257,940	12,823	11,578,581

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	2,059,412	208,000	147,467	17,224	600,682	257,095	3,289,880
Financial assets held for trading	158,599	123,733	2,545	—	—	—	284,877
Derivatives held for trading	71,843	—	—	—	—	—	71,843
Derivatives held for hedging	5,917	—	—	—	—	—	5,917
Loans	10,762,600	342,100	895,208	5,798	552,966	178,361	12,737,033
Available-for-sale financial assets	1,508,838	91,017	—	—	35,873	871	1,636,599
Held-to-maturity financial assets	1,148,075	—	—	—	—	—	1,148,075
Other financial assets	916,058	245,827	35,981	30,792	172,437	85,899	1,486,994

	16,631,342	1,010,677	1,081,201	53,814	1,361,958	522,226	20,661,218

Financial liabilities
Derivatives held for trading	73,379	—	29	—	—	—	73,408
Derivatives held for hedging	63,634	—	—	—	—	—	63,634
Deposits	6,965,320	596,607	457,418	52,719	791,027	399,516	9,262,607
Debts	6,828,519	169,507	83,105	279	85,123	37,492	7,204,025
Debentures	3,468,940	—	—	—	—	—	3,468,940
Other financial liabilities	1,447,380	52,275	534,224	1,429	176,381	50,735	2,262,424

	18,847,172	818,389	1,074,776	54,427	1,052,531	487,743	22,335,038

Off-balance sheet items	13,072,623	822	1,268	—	131,210	75,500	13,281,423

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Group. In addition, the Group established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

4.6 Capital Management

The Group complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013.

The Group is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2017. Capital Conservation Buffer of 1.25% and Capital Requirement of Domestic Systemically Important Bank(D-SIB) of 0.5% are additionally applied. Therefore, the Group is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 6.25% (December 31, 2016 : 5.375%), a Tier 1 Ratio of 7.75% (December 31, 2016 : 6.875%), and a Total Regulatory Capital Ratio of 9.75% (December 31, 2016 : 8.875%)).

The Group’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Group, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Group that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Group. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk-weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Group should cover. The Group calculates risk-weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Group complied with external capital adequacy requirements as at December 31, 2017 and 2016.

In addition to the capital ratio, the Group assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Group). The Group monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The Risk Management Council of the Group determines the Group’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Group monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Group maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Group’s capital adequacy calculation in line with Basel III requirements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Equity Capital	25,913,677	24,578,862
Tier I Capital	24,040,408	22,343,308
Common Equity Tier 1 Capital	24,040,408	22,343,308
Tier II Capital	1,873,269	2,235,554
Risk-weighted assets:	161,824,686	150,648,459
Credit risk[1]	145,958,874	136,469,707
Market risk[2]	5,746,686	3,883,542
Operational risk[3]	10,119,126	10,295,210
Equity Capital (%):	16.01	16.32
Tier I Capital (%)	14.86	14.83
Common Equity Tier 1 Capital (%)	14.86	14.83

[1]	Credit risk-weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk-weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk-weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial information by business segment as at and for the year ended December 31, 2017 is as follows:

(In millions of Korean won)	2017
	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	2,080,531	2,710,798	1,638,850	—	6,430,179
Segment operating revenues(expenses)	29,935	—	6,409	(36,344)	—

	2,110,466	2,710,798	1,645,259	(36,344)	6,430,179
Net interest income	2,555,780	2,647,768	190,589	178	5,394,315
Interest income	3,584,021	3,935,895	832,269	(13,761)	8,338,424
Interest expense	(1,028,241)	(1,288,127)	(641,680)	13,939	(2,944,109)
Net fee and commission income	235,210	595,322	406,141	(11,984)	1,224,689
Fee and commission income	315,994	668,227	506,331	(19,072)	1,471,480
Fee and commission expense	(80,784)	(72,905)	(100,190)	7,088	(246,791)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss	(1,750)	—	110,617	(9,605)	99,262
Net other operating income(expenses)	(678,774)	(532,292)	937,912	(14,933)	(288,087)
General and administrative expenses	(974,096)	(1,946,640)	(747,783)	2,697	(3,665,822)
Operating profit before provision for credit losses	1,136,370	764,158	897,476	(33,647)	2,764,357
Provision(reversal) for credit losses	6,918	(122,107)	(466)	489	(115,166)
Operating profit	1,143,288	642,051	897,010	(33,158)	2,649,191
Share of profit of associates	—	—	37,571	—	37,571
Net other non-operating income(expenses)	1,873	—	145,889	(221,229)	(73,467)
Segment profit before income tax expense	1,145,161	642,051	1,080,470	(254,387)	2,613,295
Income tax expense	(181,936)	(102,059)	(144,781)	(9,814)	(438,590)
Profit for the period	963,225	539,992	935,689	(264,201)	2,174,705
Profit attributable to shareholder of the Bank	963,225	539,992	935,689	(264,201)	2,174,705
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets[1]	117,904,269	129,438,168	86,034,586	(3,611,096)	329,765,927
Total liabilities[1]	102,224,405	147,870,309	55,552,078	(1,204,299)	304,442,493

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Financial information by business segment as at and for the year ended December 31, 2016 is as follows:

(In millions of Korean won)	2016
	Corporate Banking	Retail Banking	Others	Intra-group Adjustment	Total
Operating revenues from external customers	1,797,670	2,248,035	1,666,904	—	5,712,609
Segment operating revenues(expenses)	14,808	—	(13,081)	(1,727)	—

	1,812,478	2,248,035	1,653,823	(1,727)	5,712,609
Net interest income	2,286,347	2,353,232	189,372	(41)	4,828,910
Interest income	3,297,791	3,740,601	868,379	(12,615)	7,894,156
Interest expense	(1,011,444)	(1,387,369)	(679,007)	12,574	(3,065,246)
Net fee and commission income	231,182	504,259	367,974	(15,564)	1,087,851
Fee and commission income	293,336	583,048	453,079	(19,081)	1,310,382
Fee and commission expense	(62,154)	(78,789)	(85,105)	3,517	(222,531)
Net gains(losses) on financial assets/ liabilities at fair value through profit or loss	(1,166)	—	198,064	—	196,898
Net other operating income(expenses)	(703,885)	(609,456)	898,413	13,878	(401,050)
General and administrative expenses	(950,038)	(2,102,384)	(1,217,963)	1,436	(4,268,949)
Operating profit before provision for credit losses	862,440	145,651	435,860	(291)	1,443,660
Provision(reversal) for credit losses	(278,277)	(2,615)	32,925	(6,362)	(254,329)
Operating profit	584,163	143,036	468,785	(6,653)	1,189,331
Share of profit of associates	—	—	17,615	—	17,615
Net other non-operating income(expenses)	(1,300)	—	90,551	(39,940)	49,311
Segment profit before income tax expense	582,863	143,036	576,951	(46,593)	1,256,257
Income tax expense	(140,910)	(34,614)	(113,231)	(3,246)	(292,001)
Profit for the period	441,953	108,422	463,720	(49,839)	964,256
Profit attributable to shareholder of the Bank	441,953	108,422	463,720	(49,839)	964,256
Profit attributable to non-controlling interests	—	—	—	—	—
Total assets[1]	109,500,342	122,806,490	78,135,238	(3,375,700)	307,066,370
Total liabilities[1]	91,685,643	140,082,958	53,951,579	(1,978,812)	283,741,368

[1]	Amounts before intra-group transaction adjustment.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Corporate banking service	2,080,531	1,797,670
Retail banking service	2,710,798	2,248,035
Other service	1,638,850	1,666,904

	6,430,179	5,712,609

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2017 and 2016, and major non-current assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	6,339,930	3,562,722	5,621,130	3,691,841
United States	9,889	161	10,955	282
New Zealand	5,855	57	5,422	128
China	44,989	3,432	48,162	3,925
Japan	4,425	1,377	5,624	1,964
Myanmar	593	653	—	—
Vietnam	5,474	228	4,220	278
Cambodia	7,476	1,753	6,109	1,216
United Kingdom	11,548	319	10,987	149
Intra-group adjustment	—	—	—	1,202

	6,430,179	3,570,702	5,712,609	3,700,985

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	15,646,318	15,646,654	14,681,846	14,682,043
Financial assets held for trading	8,313,373	8,313,373	7,826,697	7,826,697
Debt securities	7,900,613	7,900,613	7,693,118	7,693,118
Equity securities	338,904	338,904	61,230	61,230
Others	73,856	73,856	72,349	72,349
Financial assets designated at fair value through profit or loss	95,357	95,357	129,535	129,535
Derivative linked securities	95,357	95,357	129,535	129,535
Derivatives held for trading	2,527,190	2,527,190	2,745,979	2,745,979
Derivatives held for hedging	80,469	80,469	50,466	50,466
Loans	251,710,605	251,173,805	236,551,052	236,227,582
Available-for-sale financial assets	32,078,524	32,078,524	27,304,908	27,304,908
Debt securities	27,605,761	27,605,761	21,807,445	21,807,445
Equity securities	4,472,263	4,472,263	5,496,963	5,496,963
Others	500	500	500	500
Held-to-maturity financial assets	8,737,150	8,774,918	8,427,498	8,578,025
Other financial assets	6,341,463	6,341,463	5,021,200	5,021,200

	325,530,449	325,031,753	302,739,181	302,566,435

Financial liabilities
Financial liabilities held for trading	74,191	74,191	73,238	73,238
Derivatives held for trading	2,558,788	2,558,788	2,769,718	2,769,718
Derivatives held for hedging	50,032	50,032	63,880	63,880
Deposits	252,478,931	252,901,505	235,736,034	236,297,685
Debts	15,810,753	15,808,759	15,934,409	15,937,153
Debentures	19,183,798	19,409,286	14,959,692	15,334,856
Other financial liabilities	12,733,354	12,733,360	12,097,059	12,097,068

	302,889,847	303,535,921	281,634,030	282,573,598

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE(Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Group’s own credit risk are applied through Credit Valuation Adjustment(CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Group believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as at December 31, 2017 and 2016, is as follows:

	2017
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	2,276,513	5,624,100	—	7,900,613
Equity securities	299,564	39,340	—	338,904
Others	73,856	—	—	73,856

	2,649,933	5,663,440	—	8,313,373

Financial assets designated at fair value through profit or loss Derivative linked securities	—	—	95,357	95,357

	—	—	95,357	95,357

Derivatives held for trading	—	2,509,871	17,319	2,527,190

Derivatives held for hedging	—	79,694	775	80,469

Available-for-sale financial assets
Debt securities	9,384,598	18,221,163	—	27,605,761
Equity securities[1]	1,303,011	1,237,456	1,931,796	4,472,263
Others	—	500	—	500

	10,687,609	19,459,119	1,931,796	32,078,524

	13,337,542	27,712,124	2,045,247	43,094,913

Financial liabilities
Financial liabilities held for trading	74,191	—	—	74,191
Derivatives held for trading	—	2,557,895	893	2,558,788
Derivatives held for hedging	—	49,962	70	50,032

	74,191	2,607,857	963	2,683,011

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	2,823,740	4,869,378	—	7,693,118
Equity securities	34,131	27,099	—	61,230
Others	72,349	—	—	72,349

	2,930,220	4,896,477	—	7,826,697

Financial assets designated at fair value through profit or loss Derivative linked securities	—	—	129,535	129,535

	—	—	129,535	129,535

Derivatives held for trading	—	2,736,032	9,947	2,745,979

Derivatives held for hedging	—	49,003	1,463	50,466

Available-for-sale financial assets
Debt securities	10,124,521	11,682,924	—	21,807,445
Equity securities[1]	1,001,541	2,649,967	1,845,455	5,496,963
Others	—	500	—	500

	11,126,062	14,333,391	1,845,455	27,304,908

	14,056,282	22,014,903	1,986,400	38,057,585

Financial liabilities
Financial liabilities held for trading	73,238	—	—	73,238
Derivatives held for trading	—	2,769,596	122	2,769,718
Derivatives held for hedging	—	63,694	186	63,880

	73,238	2,833,290	308	2,906,836

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 104,148 million and ~~W~~ 54,553 million as at December 31, 2017 and 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, unlisted equity securities invested in online bank and project financing, which are in their initial phase of business operation, are also measured at cost because the variability of estimated cash flows is significant and the probability of the various estimates cannot be reasonably assessed. The Group has no plan to dispose of the financial instruments in the near future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
	2017	2016
Financial assets
Financial assets held for trading Debt securities	5,624,100	4,869,378	DCF model	Discount rate
Equity securities	39,340	27,099	Net asset value method	Price of the underlying asset such as debenture, stock and others

	5,663,440	4,896,477

Derivatives held for trading	2,509,871	2,736,032	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging	79,694	49,003	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities	18,221,163	11,682,924	DCF model	Discount rate
Equity securities	1,237,456	2,649,967	Net asset value method	Price of the underlying asset such as debenture, stock and others
Others	500	500	DCF model	Discount rate

	19,459,119	14,333,391

	27,712,124	22,014,903

Financial liabilities
Derivatives held for trading	2,557,895	2,769,596	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	49,962	63,694	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,607,857	2,833,290

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,597,423	12,223,212	826,019	15,646,654
Loans	—	—	251,173,805	251,173,805
Held-to-maturity financial assets	1,197,738	7,577,180	—	8,774,918
Other financial assets[2]	—	—	6,341,463	6,341,463

	3,795,161	19,800,392	258,341,287	281,936,840

Financial liabilities
Deposits[1]	—	122,498,859	130,402,646	252,901,505
Debts[1]	—	19,820	15,788,939	15,808,759
Debentures	—	19,409,286	—	19,409,286
Other financial liabilities[3]	—	—	12,733,360	12,733,360

	—	141,927,965	158,924,945	300,852,910

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,555,151	11,391,432	735,460	14,682,043
Loans	—	—	236,227,582	236,227,582
Held-to-maturity financial assets	1,431,622	7,146,403	—	8,578,025
Other financial assets[2]	—	—	5,021,200	5,021,200

	3,986,773	18,537,835	241,984,242	264,508,850

Financial liabilities
Deposits[1]	—	112,717,627	123,580,058	236,297,685
Debts[1]	—	70,624	15,866,529	15,937,153
Debentures	—	15,334,856	—	15,334,856
Other financial liabilities[3]	—	—	12,097,068	12,097,068

	—	128,123,107	151,543,655	279,666,762

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2017 and 2016.
[3]	The ~~W~~12,731,712 million and ~~W~~12,095,445 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2017 and 2016, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation Techniques	Inputs
	2017	2016
Financial assets
Held-to-maturity financial assets	7,577,180	7,146,403	DCF model	Discount rate
Financial liabilities
Debentures	19,409,286	15,334,856	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs
	2017	2016
Financial assets
Cash and due from financial institutions	826,019	735,460	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans	251,173,805	236,227,582	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	251,999,824	236,963,042

Financial liabilities
Deposits	130,402,646	123,580,058	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts	15,788,939	15,866,529	DCF model	Other spread, interest rate	Other spread
Other financial liabilities	1,648	1,614	DCF model	Other spread, interest rate	Other spread

	146,193,233	139,448,201

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Group uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Group’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial assets at fair value through profit or loss	Financial investments	Net derivatives
		Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
		Equity securities
Beginning balance	129,535	1,845,455	9,825	1,277
Total gains or losses
- Profit or loss	5,638	5,946	(3,543)	(408)
- Other comprehensive- income(expenses)	—	(27,332)	—	—
Purchases	225,000	334,436	16,452	—
Sales	—	(226,709)	—	—
Settlements	(264,816)	—	(5,666)	(164)
Transfers out of Level 3[1]	—	—	(642)	—

Ending balance	95,357	1,931,796	16,426	705

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Financial assets at fair value through profit or loss	Financial investments	Net derivatives
		Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
		Equity securities
Beginning balance	70,198	1,553,539	(1,560)	714
Total gains or losses
- Profit or loss	9,603	17,086	(14,998)	676
- Other comprehensive- income	—	47,080	—	—
Purchases	75,000	455,290	15,534	—
Sales	—	(209,616)	—	—
Settlements	(25,266)	—	2,034	(113)
Transfers into Level 3[1]	—	—	8,815	—
Transfers out of Level 3[1]	—	(17,924)	—	—

Ending balance	129,535	1,845,455	9,825	1,277

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net gains(losses) on financial assets/liabilities at fair value through profit or loss	Other operating income(losses)
Total gains or losses included in profit or loss for the period	2,095	5,538
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	1,573	(2,023)

(In millions of Korean won)	2016
	Net gains(losses) on financial assets/liabilities at fair value through profit or loss	Other operating income(losses)
Total gains or losses included in profit or loss for the period	(5,395)	17,762
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	3,076	(5,338)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2017, is as follows:

(In millions of Korean won)
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs(%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	95,357	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility of the underlying asset, correlation of the underlying assets	Volatility of the underlying asset	15.93~18.35	Higher the volatility, higher the fair value fluctuation
				Correlation of the underlying assets	20.18~57.10	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index	307	Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	12.15~17.12	Higher the volatility, higher the fair value fluctuation
Interest	59	DCF model	Interest rate, loss given default	Loss given default	0.56	Higher the loss rate, lower the fair value
Others	16,953	MonteCarlo Simulation, Tree model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	12.16~29.72	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	775	DCF model, Closed Form, MonteCarlo Simulation, FDM	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.02	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities	1,931,796	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
				Discount rate	1.98~20.51	Lower the discount rate, higher the fair value

	2,045,247

Financial liabilities
Derivatives held for trading
Others	893	MonteCarlo Simulation, DCF Model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	15.84	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.47	Higher the volatility, higher the fair value fluctuation
				Discount rate	2.57~2.69	Higher the discount rate, lower the fair value
Derivatives held for hedging
Interest	70	DCF model, Closed Form, Monte Carlo Simulation, FDM, Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.64	Higher the volatility, higher the fair value fluctuation

	963

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Information about fair value measurements using unobservable inputs as at December 31, 2016, is as follows:

(In millions of Korean won)
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities	129,535	MonteCarlo Simulation	Price of the underlying asset, interest rate, dividend yield, volatility of the underlying asset, correlation of the underlying assets	Volatility of the underlying asset	17.65 ~ 29.86	Higher the volatility, higher the fair value fluctuation
				Correlation of the underlying assets	24.77 ~ 73.07	Higher the correlation, higher the fair value fluctuation
Derivatives held for trading
Stock and index	2,433	Tree model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	16.64 ~ 27.95	Higher the volatility, higher the fair value fluctuation
Currency and Interest rate	807	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	0.80 ~ 0.84	Higher the loss rate, lower the fair value
Others	6,707	MonteCarlo Simulation, Tree model	Stock price, interest rate, volatility of the stock price, volatility of the interest rate	Volatility of the stock price	14.82 ~ 30.97	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest rate	1,463	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.04	Higher the volatility, higher the fair value fluctuation
Available-for-sale financial assets
Equity securities	1,845,455	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, liquidation value , recovery rate of receivables acquisition cost	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value
				Discount rate	1.49 ~ 18.49	Lower the discount rate, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables acquisition cost, higher the fair value

	1,986,400

Financial liabilities
Derivatives held for trading
Others	122	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of the interest rate, discount rate	Volatility of the stock price	14.82	Higher the volatility, higher the fair value fluctuation
				Volatility of the interest rate	0.57	Higher the volatility, higher the fair value fluctuation
				Discount rate	2.09	Higher the discount rate, lower the fair value
Derivatives held for hedging
Interest rate	186	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.74	Higher the volatility, higher the fair value fluctuation

	308

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are derivative linked securities, equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	2017
	Recognition in profit or loss		Other comprehensive income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities [1]	54	(112)	—	—
Derivatives held for trading [2]	112	(94)	—	—
Derivatives held for hedging [2]	—	—	—	—
Available-for-sale financial assets [3]	—	—	100,653	(54,892)

	166	(206)	100,653	(54,892)

Financial liabilities
Derivatives held for trading [2]	86	(92)	—	—
Derivatives held for hedging [2]	2	(2)	—	—

	88	(94)	—	—

(In millions of Korean won)	2016
	Recognition in profit or loss		Other comprehensive income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets designated at fair value through profit or loss
Derivative linked securities [1]	1,020	(1,176)	—	—
Derivatives held for trading [2]	399	(308)	—	—
Derivatives held for hedging [2]	9	(6)	—	—
Available-for-sale financial assets [3]	—	—	118,637	(63,071)

	1,428	(1,490)	118,637	(63,071)

Financial liabilities
Derivatives held for trading [2]	111	(138)	—	—
Derivatives held for hedging [2]	3	(3)	—	—

	114	(141)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

[1]	For derivative linked securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as the volatility of the underlying asset and the correlation of the underlying assets by ± 10%.
[2]	For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price of the underlying asset, the volatility of the stock price, and the volatility of interest rate by ± 10% or the loss given default ratio, discount rate by ± 1%.
[3]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%~1%) and growth rate (0%~0.5%). For beneficiary certificates, their sensitivity from changes in inputs cannot be analyzed as a practical expedient. There were no significant inter-relationships between unobservable inputs that materially affect fair values.

6.2.4 Day One Gain or Loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2017	2016
Balance at the beginning of the period (A)	(3,494)	9
New transactions (B)	(1,574)	(3,869)
Amounts recognized in profit or loss during the period (C= a+b)	1,014	366
a. Amortization	1,014	549
b. Settlement	—	(183)

Balance at the end of the period (A+B+C)	(4,054)	(3,494)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2017, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity financial assets	Derivatives held for hedging	Total
	Held for trading	Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	—	—	15,646,318	—	—	—	15,646,318
Financial assets at fair value through profit or loss	8,313,373	95,357	—	—	—	—	8,408,730
Derivatives	2,527,190	—	—	—	—	80,469	2,607,659
Loans	—	—	251,710,605	—	—	—	251,710,605
Financial investments	—	—	—	32,078,524	8,737,150	—	40,815,674
Other financial assets	—	—	6,341,463	—	—	—	6,341,463

	10,840,563	95,357	273,698,386	32,078,524	8,737,150	80,469	325,530,449

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss	Financial liability at amortized cost	Derivatives held for hedging	Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivatives	2,558,788	—	50,032	2,608,820
Deposits	—	252,478,931	—	252,478,931
Debts	—	15,810,753	—	15,810,753
Debentures	—	19,183,798	—	19,183,798
Other financial liabilities	—	12,733,354	—	12,733,354

	2,632,979	300,206,836	50,032	302,889,847

The carrying amounts of financial assets and liabilities by category as at December 31, 2016, are as follows:

(In millions of Korean won)

	Financial assets at fair value through profit or loss		Loans and receivables	Available- for-sale financial assets	Held-to- maturity financial assets	Derivatives held for hedging	Total
	Held for trading	Financial assets designated at fair value through profit or loss
Financial assets
Cash and due from financial institutions	—	—	14,681,846	—	—	—	14,681,846
Financial assets at fair value through profit or loss	7,826,697	129,535	—	—	—	—	7,956,232
Derivatives	2,745,979	—	—	—	—	50,466	2,796,445
Loans	—	—	236,551,052	—	—	—	236,551,052
Financial investments	—	—	—	27,304,908	8,427,498	—	35,732,406
Other financial assets	—	—	5,021,200	—	—	—	5,021,200

	10,572,676	129,535	256,254,098	27,304,908	8,427,498	50,466	302,739,181

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

	Financial liabilities at fair value through profit or loss	Financial liability at amortized cost	Derivatives held for hedging	Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	73,238	—	—	73,238
Derivatives	2,769,718	—	63,880	2,833,598
Deposits	—	235,736,034	—	235,736,034
Debts	—	15,934,409	—	15,934,409
Debentures	—	14,959,692	—	14,959,692
Other financial liabilities	—	12,097,059	—	12,097,059

	2,842,956	278,727,194	63,880	281,634,030

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Group transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss(carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2017 and 2016, are as follows :

(In millions of Korean won)		2017
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,022	6,022
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	5,339	5,339
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,601	9,601
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,902	9,902
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables	2,248	2,251
	Subordinated debt	Available-for-sale financial assets	14,160	14,160

			47,272	47,275

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,406 million as at December 31, 2016.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)		2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	7	7
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	1,393	1,393
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,876	6,876
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	12,302	12,302
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	15,212	15,212
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	14,374	14,374
AP 4D ABS Ltd.[1]	Senior debt	Loans and receivables	13,626	13,689
	Subordinated debt	Available-for-sale financial assets	14,450	14,450

			78,240	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,406 million for the year ended December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Group continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Group substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	740,618	700,466
Loaned securities Government and public bonds	109,379	—

	849,997	700,466

(In millions of Korean won)	2016
	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	1,376,782	1,261,371
Loaned securities Government and public bonds	108,062	—

	1,484,844	1,261,371

6.5 Offsetting financial assets and financial liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Group’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Group has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,509,930	—	2,509,930	(1,888,558)	(191,349)	430,023
Derivatives held for hedging	80,469	—	80,469	(17,840)	(21,830)	40,799
Receivable spot exchange	3,447,424	—	3,447,424	(3,447,048)	—	376
Reverse repurchase	2,579,900	—	2,579,900	(2,579,900)	—	—
Domestic exchange settlement debits	30,904,611	(29,959,914)	944,697	—	—	944,697
Other financial instruments	1,580	(1,578)	2	—	—	2

	39,523,914	(29,961,492)	9,562,422	(7,933,346)	(213,179)	1,415,897

(In millions of Korean won)	2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,736,840	—	2,736,840	(1,622,583)	(2,711)	1,111,546
Derivatives held for hedging	50,466	—	50,466	(10,615)	—	39,851
Receivable spot exchange	2,557,327	—	2,557,327	(2,555,485)	—	1,842
Reverse repurchase	2,892,400	—	2,892,400	(2,892,400)	—	—
Domestic exchange settlement debits	19,854,611	(19,323,418)	531,193	—	—	531,193
Other financial instruments	904	(897)	7	—	—	7

	28,092,548	(19,324,315)	8,768,233	(7,081,083)	(2,711)	1,684,439

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivatives held for trading	2,557,702	—	2,557,702	(1,051,514)	(32,585)	1,473,603
Derivatives held for hedging	50,032	—	50,032	(7,287)	(9,139)	33,606
Payable spot exchange	3,448,848	—	3,448,848	(3,447,048)	—	1,800
Repurchase[1]	700,466	—	700,466	(700,466)	—	—
Domestic exchange settlement credits	29,999,359	(29,959,914)	39,445	(39,445)	—	—
Other financial instruments	1,871	(1,578)	293	(194)	—	99

	36,758,278	(29,961,492)	6,796,786	(5,245,954)	(41,724)	1,509,108

(In millions of Korean won)	2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivatives held for trading	2,769,306	—	2,769,306	(1,803,390)	(207,797)	758,119
Derivatives held for hedging	63,880	—	63,880	(22,758)	(11,922)	29,200
Payable spot exchange	2,555,913	—	2,555,913	(2,555,485)	—	428
Repurchase[1]	1,261,371	—	1,261,371	(1,261,371)	—	—
Domestic exchange settlement credits	20,655,921	(19,323,418)	1,332,503	(1,332,503)	—	—
Other financial instruments	928	(897)	31	(31)	—	—

	27,307,319	(19,324,315)	7,983,004	(6,975,538)	(219,719)	787,747

[1]	Includes repurchase agreements sold to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

7. Due from Financial Institutions

Details of due from Financial Institutions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate(%)	2017	2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00 ~ 1.53	8,511,295	7,259,264
	Due from banking institutions	KEB Hana Bank and others	0.00 ~ 1.72	111,396	3,750
	Due from others	KB Securities Co., Ltd. and others	0.00 ~ 1.00	1,917,633	2,104,822

				10,540,324	9,367,836

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00	1,670,111	2,025,373
	Time deposits in foreign currencies	AOZORA BANK and others	0.11 ~ 6.40	711,347	699,488
	Due from others	Societe Generale and others	0.00	127,111	33,998

				2,508,569	2,758,859

				13,048,893	12,126,695

Restricted due from financial institutions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institution	2017	2016	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,511,295	7,259,264	Bank of Korea Act
	Due from others	NH Investment & Securities Co., Ltd. And others	9,564	678	Derivatives margin account

			8,520,859	7,259,942

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	619,130	564,099	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch	21,428	24,170	New York State Banking Law
	Due from others	Societe Generale and others	78,396	11,490	Derivatives margin account

			718,954	599,759

			9,239,813	7,859,701

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

8. Assets Pledged as Collateral

Details of assets pledged as collateral as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

Assets pledged	Pledgee	2017
		Carrying amount	Reason for the pledge
Financial assets held for trading	KB Securities Co., Ltd.	29,508	Derivatives transactions

		29,508

Available-for-sale financial assets	Mizuho Bank, Ltd. and others	740,132	Repurchase agreements
	Bank of Korea	651,284	Borrowings from Bank of Korea
	Bank of Korea	750,254	Settlement risk of Bank of Korea
	Deutsche Bank. AG	58,524	Derivatives transactions
	Others	19,985	Others

		2,220,179

Held-to-maturity financial assets	Korea Securities Depository and others	35,026	Repurchase agreements
	Bank of Korea	1,326,558	Borrowings from Bank of Korea
	Bank of Korea	1,204,990	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	236,681	Derivatives transactions
	Others	133,389	Others

		2,936,644

Mortgage loans	Others	4,950,490	Covered Bond

Building / Land	Samsung Life Insurance Co., Ltd. and others	319,064	Others

		10,455,885

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

Assets pledged	Pledgee	2016
		Carrying amount	Reason for the pledge
Financial assets held for trading	Korea Securities Depository and others	87,718	Repurchase agreements
	KB Securities Co., Ltd. and others	3,020	Derivatives transactions

		90,738

Available-for-sale financial assets	Korea Securities Depository and others	1,288,571	Repurchase agreements
	Bank of Korea	490,297	Borrowings from Bank of Korea
	Bank of Korea	493,896	Settlement risk of Bank of Korea
	KEB Hana Bank and others	960,868	Derivatives transactions
	Others	19,957	Others

		3,253,589

Held-to-maturity financial assets	Korea Securities Depository and others	35,035	Repurchase agreements
	Bank of Korea	1,251,011	Borrowings from Bank of Korea
	Bank of Korea	1,178,800	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	209,022	Derivatives transactions
	Others	261,850	Others

		2,935,718

Mortgage loans	Others	2,252,315	Covered Bond
Building / Land	Samsung Life Insurance Co., Ltd. and others	332,148	Others

		8,864,508

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,640,078	—

(In millions of Korean won)	2016
	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,955,306	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps and demand deposits in foreign currencies to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, debt securities in Korean won, debt securities in foreign currencies and beneficiary certificates in foreign currencies. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge cash flow risk of floating rate notes in Korean won and borrowings in foreign currencies. In addition, the Group applies net investment hedge accounting by designating debentures in foreign currencies and currency forwards as hedging instruments to hedge foreign exchange risks on net investments in foreign operations.

Details of derivative financial instruments for trading as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	1,194,766	—	—
Swaps	107,934,385	389,926	328,072
Options	12,615,000	130,013	226,931

	121,744,151	519,939	555,003

Currency
Forwards	62,354,931	1,142,066	1,228,052
Futures[1]	440,903	—	—
Swaps	28,386,919	843,854	767,344
Options	695,848	4,071	6,998

	91,878,601	1,989,991	2,002,394

Stock and index
Futures[1]	23,458	—	—
Options	84,742	307	498

	108,200	307	498

Others	1,073,316	16,953	893

	214,804,268	2,527,190	2,558,788

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	1,030,888	—	—
Swaps	86,741,333	638,420	552,695
Options	5,202,000	38,216	150,753

	92,974,221	676,636	703,448

Currency
Forwards	56,486,111	1,302,620	1,152,025
Futures[1]	299,913	—	—
Swaps	28,107,538	752,636	909,277
Options	487,313	4,947	4,557

	85,380,875	2,060,203	2,065,859

Stock and index
Futures[1]	—	—	—
Options	58,770	2,433	288

	58,770	2,433	288

Others	942,416	6,707	123

	179,356,282	2,745,979	2,769,718

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The fair value of derivative financial instruments designated as hedging instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Swaps	2,919,935	47,856	49,962
Other	50,000	775	70

	2,969,935	48,631	50,032

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	3,130,646	48,424	63,634
Other	140,000	1,464	186

	3,270,646	49,888	63,820

The fair value of non-derivative financial instruments designated as hedging instruments as at December 30, 2017 and December 31, 2016, is as follows:

(In millions of Korean won)	2017	2016
Demand deposits in foreign currencies	32,051	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains(losses) on hedging instruments	16,195	(81,290)
Gains(losses) on the hedged item attributable to the hedged risk	(16,368)	81,884

	(173)	594

Cash flow hedge

The fair value of derivative financial instruments designated as hedging instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Swaps	1,660,670	10,440	—

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	680,000	578	60

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains(losses) on hedging instruments	10,694	503
Effective gains(losses) from cash flow hedging instruments	10,691	445
Ineffective gains(losses) from cash flow hedging instruments	3	58

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other comprehensive income or loss	10,691	445
Reclassification to profit or loss	(444)	—
Income tax effect	(2,833)	(108)

	7,414	337

As at December 31, 2017, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Hedges of a net investment in a foreign operation

Fair value of derivative financial instruments designated as hedging instruments as at December 31, 2017 is as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Currency forwards	471,416	21,398	—

There was no derivative financial instruments designated as hedging instruments as at December 31, 2016.

Fair value of non-derivative financial instruments designated as hedging instruments is as follows:

(In millions of Korean won)	2017	2016
Debentures in foreign currencies	99,994	199,478

Gain or loss from hedging instruments in hedge of net investments in foreign operations and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains(losses) on hedging instruments	36,044	(8,992)
Effective portion of gain(loss) on hedging instruments of net investments in foreign operations	34,915	(8,992)

Ineffective portion of gain(loss) on hedging instruments of net investments in foreign operations	1,129	—

Effective portion of gains(losses) on hedging instruments recognized in other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other comprehensive income(loss)	34,915	(8,992)
Income tax effect	(8,196)	2,176

Other comprehensive income(loss) after tax	26,719	(6,816)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

10. Loans

Loans as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Loans	252,572,981	237,576,213
Deferred loan origination fees and costs	551,345	570,450
Allowances	(1,413,721)	(1,595,611)

Carrying amount	251,710,605	236,551,052

Loans to banks as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Loans	5,314,577	5,542,989
Allowances	(77)	(66)

Carrying amount	5,314,500	5,542,923

Loans to customers other than banks as at December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017
	Retail	Corporate	Total
Loans in Korean won	130,390,627	105,300,767	235,691,394
Loans in foreign currencies	95,492	3,042,565	3,138,057
Domestic import usance bills	—	2,128,868	2,128,868
Off-shore funding loans	—	750,102	750,102
Call loans	—	335,000	335,000
Bills bought in Korean won	—	4,168	4,168
Bills bought in foreign currencies	—	3,875,550	3,875,550
Guarantee payments under payment guarantee	—	6,373	6,373
Reverse repurchase agreements	—	1,159,900	1,159,900
Privately placed bonds	—	720,337	720,337

	130,486,119	117,323,630	247,809,749
Proportion (%)	52.66	47.34	100.00

Allowances	(318,533)	(1,095,111)	(1,413,644)

	130,167,586	116,228,519	246,396,105

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Retail	Corporate	Total
Loans in Korean won	123,804,999	97,471,594	221,276,593
Loans in foreign currencies	72,329	2,685,932	2,758,261
Domestic import usance bills	—	2,962,676	2,962,676
Off-shore funding loans	—	559,915	559,915
Call loans	—	262,331	262,331
Bills bought in Korean won	—	5,568	5,568
Bills bought in foreign currencies	—	2,834,172	2,834,172
Guarantee payments under payment guarantee	—	11,327	11,327
Reverse repurchase agreements	—	1,239,500	1,239,500
Privately placed bonds	—	693,331	693,331

	123,877,328	108,726,346	232,603,674
Proportion (%)	53.26	46.74	100.00

Allowances	(333,269)	(1,262,276)	(1,595,545)

	123,544,059	107,464,070	231,008,129

Changes in deferred loan origination fees and costs for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	582,479	267,116	(287,170)	—	562,425
Other origination costs	295	497	(328)	(2)	462

	582,774	267,613	(287,498)	(2)	562,887

Deferred loan origination fees
Loans in Korean won	9,968	1,776	(4,951)	—	6,793
Other origination fees	2,356	3,672	(1,269)	(10)	4,749

	12,324	5,448	(6,220)	(10)	11,542

	570,450	262,165	(281,278)	8	551,345

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Increase	Decrease	Other	Ending
Deferred loan origination costs
Loans in Korean won	594,518	297,671	(309,710)	—	582,479
Other origination costs	470	230	(405)	—	295

	594,988	297,901	(310,115)	—	582,774

Deferred loan origination fees
Loans in Korean won	15,972	3,056	(9,060)	—	9,968
Other origination fees	4,447	902	(2,995)	2	2,356

	20,419	3,958	(12,055)	2	12,324

	574,569	293,943	(298,060)	(2)	570,450

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total
Beginning	333,269	1,262,342	1,595,611
Written-off	(274,714)	(375,705)	(650,419)
Recoveries from written-off loans	136,765	272,979	409,744
Sale	(682)	(17,560)	(18,242)
Other changes	1,769	(88,835)	(87,066)
Provision(Reversal)[1]	122,126	41,967	164,093

Ending	318,533	1,095,188	1,413,721

(In millions of Korean won)
	2016
	Retail	Corporate	Total
Beginning	432,414	1,593,465	2,025,879
Written-off	(252,642)	(725,346)	(977,988)
Recoveries from written-off loans	152,384	198,972	351,356
Sale	(3,924)	(37,535)	(41,459)
Other changes	(4,877)	(45,883)	(50,760)
Provision(Reversal)[1]	9,914	278,669	288,583

Ending	333,269	1,262,342	1,595,611

[1]	Provision(reversal) for credit losses in statements of comprehensive income also includes provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial assets (Note 17).

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

12. Financial Assets at Fair Value Through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Financial assets held for trading
Debt securities
Government and public bonds	1,639,136	2,149,866
Financial bonds	3,727,349	3,658,448
Corporate bonds	2,025,492	1,445,591
Asset-backed securities	148,995	222,076
Others	359,641	217,137
Equity securities
Stocks	121,949	34,131
Beneficiary certificates	216,955	27,099
Others	73,856	72,349

	8,313,373	7,826,697

Financial assets designated at fair value through profit or loss
Derivative linked securities	95,357	129,535

Total financial assets at fair value through profit or loss	8,408,730	7,956,232

Available-for-sale financial assets
Debt securities
Government and public bonds	2,820,398	6,590,766
Financial bonds	15,838,948	8,370,202
Corporate bonds	6,741,055	4,116,728
Asset-backed securities	2,205,360	2,729,749
Equity securities
Stocks	1,923,152	1,776,142
Equity investments	143,685	148,400
Beneficiary certificates	2,405,426	3,572,421
Others	500	500

	32,078,524	27,304,908

Held-to-maturity financial assets
Debt securities
Government and public bonds	1,302,836	1,534,324
Financial bonds	1,878,005	1,528,268
Corporate bonds	1,360,836	1,782,391
Asset-backed securities	4,195,473	3,582,515

	8,737,150	8,427,498

Total financial investments	40,815,674	35,732,406

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Impairment	Reversal	Net
Available-for-sale financial assets	(12,405)	—	(12,405)

(In millions of Korean won)
	2016
	Impairment	Reversal	Net
Available-for-sale financial assets	(22,225)	—	(22,225)

13. Investments in Associates

Investments in associates as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Balhae Infrastructure Fund [1]	12.61	101,794	105,190	105,190	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,056	5,056	Credit information	Korea
KB12-1 Venture Investment Partnership [3]	80.00	22,800	37,239	37,239	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	3,891	4,504	4,137	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	105,567	104,310	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,159	(16,202)	—	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	13,770	13,770	Investment finance	Korea
Future Planning KB Start-up Creation Fund [3]	50.00	14,700	18,093	18,093	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund	33.33	2,500	2,486	2,486	Investment finance	Korea
Shinla Construction Co., Ltd.[4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	36	20	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[4]	22.89	—	(601)	127	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[4]	26.49	—	(20)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[4]	26.05	—	(102)	138	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[4]	38.62	—	155	—	Wholesale of paper	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Jaeyang Industry Co., Ltd.[4]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd.[4]	41.01	—	(223)	127	Screen Printing	Korea
Jinseung Tech Co., Ltd.[4]	30.04	—	(173)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dong Jo Co., Ltd.[4]	29.29	—	691	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[4]	22.41	—	580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[4]	25.34	—	1,652	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[4]	49.36	—	1,017	—	Earth works	Korea
Daesang Techlon Co., Ltd.[4]	47.73	—	96	—	Manufacture of Plastic, Teflon etc.	Korea
KB High-tech Company Investment Fund [3]	50.00	25,000	26,847	26,847	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	8,230	7,856	8,230	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05	20,000	20,122	20,122	Investment finance	Korea

		312,074	332,130	345,892

(In millions of Korean won)	2016
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Balhae Infrastructure Fund [1]	12.61	130,189	133,200	133,200	Investment finance	Korea
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	4,853	4,853	Credit information	Korea
JSC Bank CenterCredit
Ordinary shares [2,5]	29.56	954,104	(32,191)	—	Banking	Kazakhstan
Preferred shares [2,5]	93.15
KB12-1 Venture Investment Partnership [3]	80.00	27,200	38,797	38,797	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	14,391	15,063	14,696	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	104,204	102,948	Investment finance	Korea
Incheon Bridge Co., Ltd. [1]	14.99	24,677	728	728	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	18,160	19,831	19,831	Investment finance	Korea
Future Planning KB Start-up Creation Fund [3]	50.00	10,700	15,202	15,202	Investment finance	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(543)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	44	28	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(542)	232	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(420)	—	Wholesale of primary metal	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Doosung Metal Co., Ltd. [4]	26.49	—	(51)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(137)	103	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd. [4]	38.62	—	151	—	Wholesale of paper	Korea
EJADE Co., Ltd. [4]	25.67	—	(520)	—	Wholesale of underwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd. [4]	41.01	—	(351)	—	Screen Printing	Korea
KB High-tech Company Investment Fund [3]	50.00	15,000	15,140	15,140	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	1,998	1,949	1,998	Investment finance	Korea
KB Star office private real estate Investment Trust No.1	21.05	20,000	20,220	20,220	Investment finance	Korea

		1,310,043	334,105	367,976

[1]	As at December 31, 2017 and 2016, the Group is represented in the governing bodies of its associates. Therefore, the Group has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Group determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for the voting rights, and therefore, the equity method of accounting is applied on the basis of single ownership ratio of 41.93%, calculated based on ordinary and convertible preferred shares held by the Group against the total outstanding ordinary and convertible preferred shares issued by JSC Bank CenterCredit. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as at December 31, 2016, amounts to ~~W~~29,358 million.
[3]	As at December 31, 2017 and 2016, the Group is a partner in a limited partnership and does not have the right to control over these entities.
[4]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[5]	The Group sold the entire share of JSC Bank CenterCredit for year ended December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Summarized financial information on the main associates, the carrying amount of the Group’s interest in the main associates and dividends received from the main associates are as follows:

(In millions of Korean won)	2017[1]
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Balhae Infrastructure Fund	836,309	1,800	807,567	834,509	105,190	—	105,190
Korea Credit Bureau Co., Ltd.	75,504	19,323	10,000	56,181	5,056	—	5,056
KB12-1 Venture Investment Partnership	47,454	905	28,500	46,549	37,239	—	37,239
KoFC KBIC Frontier Champ 2010-5(PEF)	15,017	4	12,970	15,013	4,504	(367)	4,137
KB GwS Private Securities Investment Trust	505,115	741	425,814	504,374	105,567	(1,257)	104,310
Incheon Bridge Co., Ltd.	646,811	754,900	61,096	(108,089)	(16,202)	16,202	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	70,166	1,315	51,880	68,851	13,770	—	13,770
Future Planning KB Start-up Creation Fund	37,730	1,544	29,400	36,186	18,093	—	18,093
KB High-tech Company Investment Fund	53,949	255	50,000	53,694	26,847	—	26,847
Aju Good Technology Venture Fund	20,676	250	21,400	20,426	7,856	374	8,230
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,503	45	7,500	7,458	2,486	—	2,486
KB Star office private real estate Investment Trust No.1	216,041	120,462	95,000	95,579	20,122	—	20,122

(In millions of Korean won)	2017[1]
	Operating revenues	Profit (Loss)	Other comprehensive income(loss)	Comprehensive income(loss)	Dividends
Balhae Infrastructure Fund	113,441	104,942	—	104,942	12,842
Korea Credit Bureau Co., Ltd.	68,750	3,580	—	3,580	149
KB12-1 Venture Investment Partnership	4,762	(774)	4,326	3,552	—
KoFC KBIC Frontier Champ 2010-5(PEF)	2,728	(294)	142	(152)	—
KB GwS Private Securities Investment Trust	35,002	34,004	—	34,004	5,753
Incheon Bridge Co., Ltd.	90,691	(8,719)	—	(8,719)	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	21,916	8,624	129	8,753	—
Future Planning KB Start-up Creation Fund	1,298	(2,221)	4	(2,217)	—
KB High-tech Company Investment Fund	4,408	1,978	1,437	3,415	—
Aju Good Technology Venture Fund	660	(841)	—	(841)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund	3	(42)	—	(42)	—
KB Star office private real estate Investment Trust No.1	13,071	5,684	—	5,684	1,295

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016[1]
	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains and losses and others	Carrying amount
Balhae Infrastructure Fund	1,059,008	2,288	1,061,216	1,056,720	133,200	—	133,200
Korea Credit Bureau Co., Ltd.	71,245	17,322	10,000	53,923	4,853	—	4,853
JSC Bank CenterCredit	4,510,673	4,578,854	546,794	(68,181)	(32,191)	32,191	—
KB12-1 Venture Investment Partnership	49,545	1,048	34,000	48,497	38,797	—	38,797
KoFC KBIC Frontier Champ 2010-5(PEF)	50,213	2	47,970	50,211	15,063	(367)	14,696
KB GwS Private Securities Investment Trust	498,606	741	425,814	497,865	104,204	(1,256)	102,948
Incheon Bridge Co., Ltd.	660,858	656,000	164,621	4,858	728	—	728
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	100,252	1,094	90,800	99,158	19,831	—	19,831
Future Planning KB Start-up Creation Fund	31,944	1,541	21,400	30,403	15,202	—	15,202
KB High-tech Company Investment Fund	30,535	256	30,000	30,279	15,140	—	15,140
Aju Good Technology Venture Fund	5,249	181	5,200	5,068	1,949	49	1,998
KB Star office private real estate Investment Trust No.1	216,988	120,943	95,000	96,045	20,220	—	20,220

(In millions of Korean won)	2016[1]
	Operating revenues	Profit (Loss)	Other comprehensive income(loss)	Comprehensive income(loss)	Dividends
Balhae Infrastructure Fund	55,541	46,428	—	46,428	5,653
Korea Credit Bureau Co., Ltd.	59,868	3,517	—	3,517	135
JSC Bank CenterCredit	157,996	(13,912)	(15,374)	(29,286)	—
KB12-1 Venture Investment Partnership	9,410	3,539	(2,379)	1,160	—
KoFC KBIC Frontier Champ 2010-5(PEF)	3,045	2,001	2,390	4,391	—
KB GwS Private Securities Investment Trust	36,502	35,513	—	35,513	5,756
Incheon Bridge Co., Ltd.	98,341	17,449	—	17,449	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	22,411	15,002	872	15,874	—
Future Planning KB Start-up Creation Fund	10,378	9,165	222	9,387	—
KB High-tech Company Investment Fund	1,437	176	103	279	—
Aju Good Technology Venture Fund	50	(128)	—	(128)	—
KB Star office private real estate Investment Trust No.1	16,314	7,460	—	7,460	1,679

[1]	The amounts included in the financial information of the associates are adjusted to reflect adjustments made by the Group, such as fair value adjustments made at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in investments in associates for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Acquisition and others		Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehen- sive income (loss)	Ending
Balhae Infrastructure Fund	133,200	807		(29,202)	(12,842)	13,227	—	105,190
Korea Credit Bureau Co., Ltd.	4,853	—		—	(149)	352	—	5,056
KB12-1 Venture Investment Partnership	38,797	—		(4,400)	—	(619)	3,461	37,239
KoFC KBIC Frontier Champ 2010-5(PEF)	14,696	—		(10,500)	—	(102)	43	4,137
KB GwS Private Securities Investment Trust	102,949	—		—	(5,753)	7,114	—	104,310
Incheon Bridge Co., Ltd	728	—		(728)	—	—	—	—
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	19,831	—		(7,784)	—	1,698	25	13,770
Future Planning KB Start-up Creation Fund [3]	15,202	4,000		—	—	(1,110)	1	18,093
KB-KDBC New Technology Business Investment Fund	—	2,500		—	—	(14)	—	2,486
Terra Corporation [4]	28	—		—	—	(8)	—	20
MJT&I Corp. [4]	232	—		—	—	(105)	—	127
Shinhwa Underwear Co., Ltd. [4]	103	—		—	—	35	—	138
Keundae Printing Co., Ltd. [4]	—	—		—	—	127	—	127
KB High-tech Company Investment Fund [3]	15,140	10,000		—	—	988	719	26,847
Aju Good Technology Venture Fund	1,997	6,233		—	—	—	—	8,230
KB Star office private real estate Investment Trust No.1	20,220		—		(1,295)	1,197	—	20,122

	367,976	23,540		(52,614)	(20,039)	22,780	4,249	345,892

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) from using equity method	Other comprehen- sive income (loss)	Ending
Balhae Infrastructure Fund	128,275	4,727	—	(5,654)	5,852	—	133,200
Korea Credit Bureau Co., Ltd.	4,580	—	—	(135)	408	—	4,853
UAMCO., Ltd.	129,707	—	(101,740)	(26,961)	(1,006)	—	—
JSC Bank CenterCredit	—	—	—	(1)	1	—	—
KB12-1 Venture Investment Partnership	50,670	—	(12,800)	—	2,831	(1,904)	38,797
KoFC KBIC Frontier Champ 2010-5(PEF)	15,169	—	(1,740)	—	550	717	14,696
United PF 1st Recovery Private Equity Fund	183,117	—	(190,863)	—	7,746	—	—
KB GwS Private Securities Investment Trust	101,274	—	—	(5,756)	7,430	—	102,948
Incheon Bridge Co., Ltd.	—	—	—	—	728	—	728
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	24,760	3,000	(9,600)	—	952	719	19,831
Future Planning KB Start-up Creation Fund	12,000	4,000	(5,300)	—	4,391	111	15,202
Terra Corporation	21	—	—	—	7	—	28
MJT&I Corp.	149	—	—	—	83	—	232
Jungdong Steel Co., Ltd.	33	—	—	—	(33)	—	—
Shinhwa Underwear Co., Ltd.	56	—	—	—	47	—	103
KB High-tech Company Investment Fund	—	15,000	—	—	88	52	15,140
Aju Good Technology Venture Fund	—	2,000	(2)	—	—	—	1,998
KB Star office private real estate Investment Trust No.1	20,328	—	—	(1,679)	1,571	—	20,220

	670,139	28,727	(322,045)	(40,186)	31,646	(305)	367,976

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Accumulated unrecognized share of losses in investments in associates due to discontinuation of applying the equity method of accounting for the years ended December 31, 2017 and 2016, are as follows:

	2017		2016
	Unrecognized loss	Accumulated unrecognized loss	Unrecognized loss	Accumulated unrecognized loss
Incheon Bridge Co., Ltd.	16,202	16,202	(1,879)	—
Shinla Construction Co., Ltd.	7	183	27	175
Doosung Metal Co., Ltd.	(31)	23	5	54
Myeongwon Tech Co., Ltd.	—	—	(43)	—
Jungdong Steel Co., Ltd.	13	487	474	474
DPAPS Co., Ltd.	(4)	184	188	188
EJADE Co., Ltd.	(1,112)	—	1,112	1,112
JSC Bank CenterCredit	(108,761)	—	5,308	108,761

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,973,230	—	(1,018)	1,972,212
Buildings	1,223,088	(416,165)	(5,859)	801,064
Leasehold improvements	715,631	(639,555)	—	76,076
Equipment and vehicles	1,161,199	(1,012,373)	—	148,826
Construction in-progress	12,187	—	—	12,187
Finance lease assets	23,069	(17,840)	—	5,229

	5,108,404	(2,085,933)	(6,877)	3,015,594

(In millions of Korean won)	2016
	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,060,974	—	(1,018)	2,059,956
Buildings	1,235,214	(403,397)	(5,859)	825,958
Leasehold improvements	653,804	(590,148)	—	63,656
Equipment and vehicles	1,195,582	(1,039,735)	—	155,847
Construction in-progress	4,013	—	—	4,013
Finance lease assets	22,391	(14,430)	—	7,961

	5,171,978	(2,047,710)	(6,877)	3,117,391

Changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	2,059,956	16,647	(104,345)	(19)	—	(27)	1,972,212
Buildings	825,958	—	5,838	(1,023)	(29,647)	(62)	801,064
Leasehold improvements	63,656	586	57,548	(757)	(57,896)	12,939	76,076
Equipment and vehicles	155,847	90,502	—	(170)	(97,134)	(219)	148,826
Construction in-progress	4,013	110,345	(102,160)	—	—	(11)	12,187
Finance lease assets	7,961	678	—	—	(3,410)	—	5,229

	3,117,391	218,758	(143,119)	(1,969)	(188,087)	12,620	3,015,594

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	1,882,298	98,311	79,454	(127)	—	20	2,059,956
Buildings	815,972	1,187	38,295	(545)	(29,015)	64	825,958
Leasehold improvements	48,365	1,239	49,375	(691)	(45,259)	10,627	63,656
Equipment and vehicles	149,711	103,793	—	(181)	(97,443)	(33)	155,847
Construction in-progress	443	144,588	(141,020)	—	—	2	4,013
Finance lease assets	12,583	606	—	—	(5,228)	—	7,961

	2,909,372	349,724	26,104	(1,544)	(176,945)	10,680	3,117,391

[1]	Including transfers from investment properties and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)
	2016
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated depreciation	Carrying amount
Land	205,723	—	205,723
Buildings	152,841	(21,064)	131,777

	358,564	(21,064)	337,500

(In millions of Korean won)	2016
	Acquisition cost	Accumulated depreciation	Carrying amount
Land	230,254	—	230,254
Buildings	160,793	(18,167)	142,626

	391,047	(18,167)	372,880

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair Value	Valuation technique	Inputs
Land and Buildings	63,144	Cost approach value	• Price per square meter • Replacement cost • Discount rate
	303,667	Income approach	• Capitalization rate • Vacancy rate

As at December 31, 2017 and 2016, fair values of the investment properties amount to ~~W~~366,811 million and ~~W~~399,008 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2017 and 2016, amounts to ~~W~~17,714 million and ~~W~~21,492 million, respectively.

Changes in investment properties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	230,254	—	(24,531)	—	205,723
Buildings	142,626	262	(6,326)	(4,785)	131,777

	372,880	262	(30,857)	(4,785)	337,500

(In millions of Korean won)	2016
	Beginning	Acquisitions	Transfers	Depreciation	Ending
Land	255,806	—	(25,552)	—	230,254
Buildings	157,373	1,254	(12,515)	(3,486)	142,626

	413,179	1,254	(38,067)	(3,486)	372,880

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

15. Intangible Assets

Details of intangible assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	(1,202)	65,288
Other intangible assets	878,285	(722,368)	(3,597)	152,320

	944,775	(722,368)	(4,799)	217,608

(In millions of Korean won)	2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	66,490	—	—	66,490
Other intangible assets	828,618	(680,215)	(4,179)	144,224

	895,108	(680,215)	(4,179)	210,714

Details of goodwill as at December 31, 2017 and 2016, are as follows:

	2017		2016
(In millions of Korean won)	Acquisition cost	Carrying amount	Acquisition cost	Carrying amount
Housing & Commercial Bank	65,288	65,288	65,288	65,288
KB Cambodia Bank	1,202	—	1,202	1,202

	66,490	65,288	66,490	66,490

Changes in goodwill for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Acquisition	Disposal	Impairment loss	Ending
Housing & Commercial Bank	65,288	—	—	—	65,288
KB Cambodia Bank	1,202	—	—	(1,202)	—

	66,490	—	—	(1,202)	66,490

(In millions of Korean won)	2016
	Beginning	Acquisition	Disposal	Impairment loss	Ending
Housing & Commercial Bank	65,288	—	—	—	65,288
KB Cambodia Bank	1,202	—	—	—	1,202

	66,490	—	—	—	65,288

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in accumulated impairment losses of goodwill for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	—	(1,202)	—	(1,202)

(In millions of Korean won)	2016
	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill l	—	—	—	—

Details of allocating goodwill to cash-generating units and related information for impairment testing as at December 31, 2016, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking	Corporate Banking	KB Cambodia Bank	Total
Carrying amounts	49,315	15,973	—	65,288
Recoverable amount exceeded carrying amount	8,957,260	3,448,191	—	12,405,451
Discount rate (%)	20.47	20.81	27.57
Permanent growth rate (%)	1.00	1.00	1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized the amount of ~~W~~65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amounts of ~~W~~49,315 million and ~~W~~15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Group measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking, Corporate Banking and KB Cambodia Bank. The key assumptions used for the estimation of the future cash flows are the market size and the Group’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,784	(1,503)	—	281
Software	713,034	(624,399)	—	88,635
Other intangible assets	137,361	(82,899)	(3,597)	50,865
Finance leases assets	26,106	(13,567)	—	12,539

	878,285	(722,368)	(3,597)	152,320

(In millions of Korean won)	2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,417	(1,281)	—	136
Software	675,830	(592,069)	—	83,761
Other intangible assets	126,058	(77,881)	(4,179)	43,998
Finance leases assets	25,313	(8,984)	—	16,329

	828,618	(680,215)	(4,179)	144,224

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	136	244	(8)	(103)	12	281
Software	83,761	37,725	—	(32,779)	(72)	88,635
Other intangible assets	43,998	13,429	(306)	(6,099)	(157)	50,865
Finance leases assets	16,329	793	—	(4,583)	—	12,539

	144,224	52,191	(314)	(43,564)	(217)	152,320

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	215	47	—	(126)	—	136
Software	44,984	65,386	—	(26,611)	2	83,761
Other intangible assets	49,910	8,537	(3,810)	(8,387)	(2,252)	43,998
Finance leases assets	20,000	708	—	(4,379)	—	16,329

	115,109	74,678	(3,810)	(39,503)	(2,250)	144,224

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(4,179)	—	35	547	(3,597)

(In millions of Korean won)	2016
	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(7,470)	(2,250)	15	5,526	(4,179)

Changes in emission rights for the year ended December 31, 2017, are as follows:

(KAU, in millions of Korean won)
	Applicable under 2016		Applicable under 2017		Total
	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount
Beginning	99,283	—	104,920	—	204,203	—
Gratuitous allocation	578		17,046		17,624
Borrowing	18,306	—	(18,306)	—	—	—
Surrendered to government	(117,484)	—	—	—	(117,484)	—
Cancel	(683)	—	(398)	—	(1,081)	—

Ending	—	—	103,262	—	103,262	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	71,870	—	71,870
Impairment losses on property and equipment	5,411	—	5,411
Interest on equity index-linked deposits	43	—	43
Share-based payments	17,014	—	17,014
Provisions for guarantees	24,341	—	24,341
Gains on valuation of derivatives	—	(19,239)	(19,239)
Present value discount	—	(58)	(58)
Losses on fair value hedged item	—	(15,698)	(15,698)
Accrued interest	—	(43,328)	(43,328)
Deferred loan origination fees and costs	—	(131,911)	(131,911)
Gains on revaluation	—	(306,344)	(306,344)
Investments in subsidiaries and associates	16,697	(100,238)	(83,541)
Gains on valuation of security investment	21,483	—	21,483
Defined benefit liabilities	332,930	—	332,930
Accrued expenses	128,700	—	128,700
Retirement insurance expense	—	(301,261)	(301,261)
Adjustments to the prepaid contributions	—	(16,236)	(16,236)
Others	164,322	(18,579)	145,743

	782,811	(952,892)	(170,081)
Offsetting of deferred income tax assets and liabilities	(780,761)	780,761	—

Total	2,050	(172,131)	(170,081)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	2016
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	70,507	—	70,507
Impairment losses on property and equipment	5,037	—	5,037
Interest on equity index-linked deposits	41	—	41
Share-based payments	10,408	—	10,408
Provisions for guarantees	30,569	—	30,569
Gains on valuation of derivatives	—	(10,235)	(10,235)
Present value discount	—	(22)	(22)
Losses on fair value hedged item	—	(14,335)	(14,335)
Accrued interest	—	(43,842)	(43,842)
Deferred loan origination fees and costs	—	(120,310)	(120,310)
Gains on revaluation	—	(270,890)	(270,890)
Investments in subsidiaries and associates	6,672	(89,282)	(82,610)
Gains on valuation of security investment	68,455	—	68,455
Defined benefit liabilities	300,059	—	300,059
Accrued expenses	232,207	—	232,207
Retirement insurance expense	—	(270,808)	(270,808)
Adjustments to the prepaid contributions	—	(15,142)	(15,142)
Others	179,048	(20,464)	158,584

	903,003	(855,330)	47,673
Offsetting of deferred income tax assets and liabilities	(855,311)	855,311	—

Total	47,692	(19)	47,673

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~4,901 million associated with investments in subsidiaries and associates as at December 31, 2017, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary difference.

•	It is probable that the temporary difference will not be reversed in the foreseeable future.

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as at December 31, 2017.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~18,084 million associated with investments in subsidiaries and associates as at December 31, 2017, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~80,204 million and ~~W~~12,500 million associated with loss on SPE repurchase and others, respectively, as at December 31, 2017, due to the uncertainty that these will be realized in the future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in cumulative temporary differences for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	291,350	291,350	261,346	261,346
Impairment losses on property and equipment	20,812	20,812	19,678	19,678
Interest on equity index-linked deposits	168	168	155	155
Share-based payments	43,008	43,008	61,870	61,870
Provisions for guarantees	126,319	126,319	88,512	88,512
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	814,685	801,876	64,499	77,308
Gains on valuation of security investment	282,872	282,872	78,120	78,120
Defined benefit liabilities	1,239,914	205,084	175,824	1,210,654
Accrued expenses	959,532	959,532	467,999	467,999
Others	759,606	219,134	70,541	611,013

	4,618,470	2,950,155	1,288,544	2,956,859

Unrecognized deferred income tax assets
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	788,196			18,084
Others	21,797			12,500

	3,728,273			2,846,071
Tax rate (%)	24.20			27.50

Total deferred income tax assets from deductible temporary differences[1]	903,002			782,811

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2017
	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(59,235)	(59,235)	(57,083)	(57,083)
Accrued interest	(181,165)	(136,158)	(112,549)	(157,556)
Deferred loan origination fees and costs	(497,149)	(497,149)	(479,677)	(479,677)
Gains on valuation of derivatives	(42,294)	(42,294)	(69,960)	(69,960)
Present value discount	(92)	(92)	(209)	(209)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,119,379)	(5,399)	—	(1,113,980)
Investment in subsidiaries and associates	(387,268)	(71,768)	(52,887)	(368,387)
Retirement insurance expense	(1,119,041)	(170,469)	(146,923)	(1,095,495)
Adjustments to the prepaid contributions	(62,569)	(61,034)	(57,505)	(59,040)
Others	(84,577)	(28,893)	(11,898)	(67,582)

	(3,618,057)	(1,072,491)	(988,691)	(3,534,257)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(17,205)			(4,901)

	(3,535,564)			(3,464,068)
Tax rate (%)	24.20			27.50

Total deferred income tax liabilities from taxable temporary differences[1]	(855,330)			(952,892)

[1]	The corporate tax rate was changed due to the revision of the tax law at the end of 2017, and 27.5% of deferred tax assets (liabilities) are expected to be realized after 2018.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Losses from fair value hedge	11,882	11,882	—	—
Other provisions	283,672	283,672	291,350	291,350
Impairment losses on property and equipment	20,738	20,738	20,812	20,812
Interest on equity index-linked deposits	287	287	168	168
Share-based payments	33,754	33,754	43,008	43,008
Provisions for guarantees	157,954	157,954	126,319	126,319
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	811,394	728	4,019	814,685
Gains on valuation of security investment	284,965	284,965	282,872	282,872
Defined benefit liabilities	1,118,809	48,247	169,352	1,239,914
Accrued expenses	190,228	190,228	959,532	959,532
Others	659,343	82,615	182,878	759,606

	3,653,230	1,115,070	2,080,310	4,618,470

Unrecognized deferred income tax assets
Other provisions	67			—
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	788,196			788,196
Others	21,393			21,797

	2,763,370			3,728,273
Tax rate (%)	24.20			24.20

Total deferred income tax assets from deductible temporary differences	668,732			903,002

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	—	—	(59,235)	(59,235)
Accrued interest	(179,394)	(128,026)	(129,797)	(181,165)
Deferred loan origination fees and costs	(497,418)	(497,418)	(497,149)	(497,149)
Gains on valuation of derivatives	(125,582)	(125,582)	(42,294)	(42,294)
Present value discount	(104)	(104)	(92)	(92)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,126,842)	(7,463)	—	(1,119,379)
Investment in subsidiaries and associates	(407,434)	(67,101)	(46,935)	(387,268)
Retirement insurance expense	(973,303)	(48,247)	(193,985)	(1,119,041)
Adjustments to the prepaid contributions	(90,653)	(90,653)	(62,569)	(62,569)

Others	(77,537)	(21,271)	(28,311)	(84,577)

Unrecognized deferred income tax liabilities
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(65,873)			(17,205)

	(3,412,394)			(3,535,564)
Tax rate (%)	24.20			24.20

Total deferred income tax liabilities from taxable temporary differences	(825,684)			(855,330)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

17. Other Assets

Details of other assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other financial assets
Other receivables	3,570,556	2,660,373
Accrued income	777,629	760,933
Guarantee deposits	1,041,519	1,120,685
Domestic exchange settlement debits	944,697	531,193
Others	59,294	9,584
Allowances for loan losses	(50,823)	(60,062)
Present value discount	(1,409)	(1,506)

	6,341,463	5,021,200

Other non-financial assets
Other receivables	49	39
Prepaid expenses	108,685	112,993
Guarantee deposits	3,131	3,284
Others	68,829	79,061
Allowances on other assets	(22,575)	(23,305)

	158,119	172,072

	6,499,582	5,193,272

Changes in allowances for loan losses on other assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets	Other non- financial assets	Total
Beginning	60,062	23,305	83,367
Provision	2,042	1,239	3,281
Written-off	(12,413)	(1,969)	(14,382)
Others	1,132	—	1,132

Ending	50,823	22,575	73,398

(In millions of Korean won)	2016
	Other financial assets	Other non- financial assets	Total
Beginning	286,915	23,128	310,043
Provision	1,943	717	2,660
Written-off	(269,949)	(540)	(270,489)
Others	41,153	—	41,153

Ending	60,062	23,305	83,367

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	133,445	(1,492)	131,953	251,520
Buildings	34,862	(11,309)	23,553	24,548

	168,307	(12,801)	155,506	276,068

(In millions of Korean won)	2016
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	27,787	(8,177)	19,610	21,182
Buildings	12,675	(5,758)	6,917	7,201

	40,462	(13,935)	26,527	28,383

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair value	Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs (%)	Effect of unobservable inputs on fair value
Land and buildings	276,068	Market comparison approach model and others	Adjustment index	0.20 ~ 1.10	Fair value increases as the adjustment index rises
			Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
2017
Beginning	Provision	Reversal	Others	Ending
(13,935)	(16,994)	5,138	12,990	(12,801)

(In millions of Korean won)
2016
Beginning	Provision	Reversal	Others	Ending
(13,861)	(5,268)	96	5,098	(13,935)

As of December 31, 2017, assets held for sale consist of Myeongdong head office building and ten real estates of closed offices, which the management of the Group was committed to sell, were not yet sold by December 31, 2017. The Group has completed its sale of Myeongdong head office building during February 2018, which has been entered into sales agreement in 2017. And three out of the above assets held for sale are under sales negotiation and the remaining seven assets are also being actively marketed.

19. Deposits

Details of deposits as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Demand deposits
Demand deposits in Korean won	111,232,743	103,123,086
Demand deposits in foreign currencies	6,677,710	5,009,480

	117,910,453	108,132,566

Time deposits
Time deposits in Korean won	126,778,455	120,469,784

	126,778,455	120,469,784

Time deposits in foreign currencies	4,622,516	4,314,783
Fair value adjustments on fair value hedged time deposits in foreign currencies	(51,033)	(61,656)

	4,571,483	4,253,127

	131,349,938	124,722,911

Certificates of deposits	3,218,540	2,880,557

Total deposits	252,478,931	235,736,034

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

20. Debts

Details of debts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Borrowings	14,114,645	11,952,068
Bonds sold under repurchase agreements and others	710,370	1,271,908
Call money	985,738	2,710,433

	15,810,753	15,934,409

Details of borrowings as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2017	2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50 ~ 0.75	1,888,880	1,644,260
	Borrowings from the government	SEMAS and others	0.00 ~ 3.00	1,726,543	1,331,688
	Borrowings from non-banking financial institutions	Korea Development Bank	0.20 ~ 2.70	342,376	320,755
	Other borrowings	Korea Gas Safety Corporation and others	0.00 ~ 3.90	3,300,884	2,636,273

				7,258,683	5,932,976

Borrowings in foreign currencies	Due to banks	Commerzbank and others	—	19,820	70,624
	Borrowings from banking institutions	Central Bank Of Uzbekistan and others	0.15 ~ 2.30	5,463,262	3,949,377
	Borrowings from other financial institutions	Export Import Bank of Korea and others	1.90 ~ 2.83	76,134	121,104
	Other borrowings	Standard Chartered Bank and others	—	1,296,746	1,877,987

				6,855,962	6,019,092

				14,114,645	11,952,068

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of bonds sold under repurchase agreements and others as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2017	2016
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.46	700,466	1,261,371
Bills sold	Counter sale	0.40 ~ 1.00	9,904	10,537

			710,370	1,271,908

Details of call money as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2017	2016
Call money in Korean won	Deutsche Bank AG,SEOUL and others	1.33 ~ 1.48	577,100	1,525,500
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20 ~ 2.20	408,638	1,184,933

			985,738	2,710,433

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

21. Debentures

Details of debentures as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2017	2016
Debentures in Korean won
Structured debentures	0.29 ~ 6.00	135,800	337,500
Subordinated fixed rate debentures in Korean won	3.08 ~ 5.12	2,888,411	3,196,993
Fixed rate debentures in Korean won	1.29 ~ 3.45	13,236,365	7,259,095
Floating rate debentures in Korean won	—	—	680,000

		16,260,576	11,473,588
Fair value adjustments on fair value hedged debentures in Korean won		19,891	26,724
Discount on debentures in Korean won		(36,920)	(9,560)

		16,243,547	11,490,752

Debentures in foreign currencies
Floating rate debentures	1.79 ~ 2.49	835,692	700,930
Fixed rate debentures	1.63 ~ 2.88	2,142,800	2,803,721

		2,978,492	3,504,651
Fair value adjustments on fair value hedged debentures in foreign currencies		(25,941)	(24,303)
Discount on debentures in foreign currencies		(12,300)	(11,408)

		2,940,251	3,468,940

		19,183,798	14,959,692

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in debentures based on face value for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	337,500	—	(201,700)	—	135,800
Subordinated fixed rate debentures	3,196,993	—	(308,582)	—	2,888,411
Fixed rate debentures	7,259,095	12,198,200	(6,220,930)	—	13,236,365
Floating rate debentures	680,000	—	(680,000)	—	—

	11,473,588	12,198,200	(7,411,212)	—	16,260,576

Debentures in foreign currencies
Floating rate debentures	700,930	884,239	(670,236)	(79,241)	835,692
Fixed rate debentures	2,803,721	568,150	(945,394)	(283,677)	2,142,800

	3,504,651	1,452,389	(1,615,630)	(362,918)	2,978,492

	14,978,239	13,650,589	(9,026,842)	(362,918)	19,239,068

((In millions of Korean won)	2016
	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	909,788	—	(572,288)	—	337,500
Subordinated fixed rate debentures	4,471,829	—	(1,274,836)	—	3,196,993
Fixed rate debentures	6,750,523	3,359,000	(2,850,428)	—	7,259,095
Floating rate debentures	—	680,000	—	—	680,000

	12,132,140	4,039,000	(4,697,552)	—	11,473,588

Debentures in foreign currencies
Floating rate debentures	1,477,524	35,595	(806,459)	(5,730)	700,930
Fixed rate debentures	2,325,537	1,185,480	(817,096)	109,800	2,803,721

	3,803,061	1,221,075	(1,623,555)	104,070	3,504,651

	15,935,201	5,260,075	(6,321,107)	104,070	14,978,239

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

22. Provisions

Details of provisions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Provisions for unused loan commitments	106,963	124,991
Provisions for acceptances and guarantees	88,808	126,428
Provisions for asset retirement obligation	85,575	77,810
Others	76,846	96,055

	358,192	425,284

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	124,991	126,428	251,419
Effects of changes in foreign exchange rate	(1,317)	(3,370)	(4,687)
Provision(Reversal)	(16,711)	(34,250)	(50,961)

Ending	106,963	88,808	195,771

(In millions of Korean won)	2016
	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	126,282	158,454	284,736
Effects of changes in foreign exchange rate	203	738	941
Provision(Reversal)	(1,494)	(32,764)	(34,258)

Ending	124,991	126,428	251,419

Changes in provisions for asset retirement obligation for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Beginning	77,810	70,493
Provision	2,778	3,693
Reversal	(336)	(250)
Used	(6,712)	(4,788)
Unwinding of discount	1,746	1,631
Effects of changes in discount rate	10,289	7,031

Ending	85,575	77,810

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

Changes in other provisions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	115	50,396	8,537	1,870	358	34,779	96,055
Provision (Reversal)	185	5,133	1,390	(8)	(181)	27,781	34,300
Used and Others	(162)	(50,479)	(2,445)	—	—	(423)	(53,509)

Ending	138	5,050	7,482	1,862	177	62,137	76,846

[1]	As at December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.

(In millions of Korean won)

	2016
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	99	41,091	11,570	3,809	69	38,531	95,169
Provision	180	32,464	(1,456)	(1,939)	434	3,036	32,719
Used and Others	(164)	(23,159)	(1,577)	—	(145)	(6,788)	(31,833)

Ending	115	50,396	8,537	1,870	358	34,779	96,055

[1]	As at December 31, 2016, the estimated greenhouse gas emission is 117,831 tons.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

23. Net Defined Benefit Liabilities

Defined benefit plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Group.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

Changes in the net defined benefit liabilities for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,380,236	(1,309,069)	71,167
Current service cost	141,486	—	141,486
Past service cost	4,185	—	4,185
Interest expense(income)	30,159	(28,360)	1,799
Remeasurements :
- Actuarial loss arising from experience adjustment	11,520	—	11,520
-Actuarial gain arising from changes in financial assumptions	(42,579)	—	(42,579)
-Return on plan assets (excluding amounts included in interest income)	—	12,356	12,356
Contributions	—	(187,500)	(187,500)
Payments from plans (benefit payments)	(199,522)	199,522	—
Payments from the Group	(3,978)	—	(3,978)
Transfer in	2,744	(2,608)	136
Transfer out	(5,562)	5,562	—
Effects of changes in foreign exchange rate	(24)	—	(24)

Ending	1,318,665	(1,310,097)	8,568

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,260,675	(1,205,006)	55,669
Current service cost	159,268	—	159,268
Interest expense (income)	31,105	(29,723)	1,382
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions	2,164	—	2,164
-Actuarial gain arising from changes in financial assumptions	(26,509)	—	(26,509)
-Actuarial loss arising from experience adjustment	4,000	—	4,000
-Return on plan assets (excluding amounts included in interest income)	—	9,655	9,655
Contributions	—	(130,000)	(130,000)
Payments from plans (benefit payments)	(45,733)	45,733	—
Payments from the Group	(4,496)	—	(4,496)
Transfer in	2,252	(2,236)	16
Transfer out	(2,508)	2,508	—
Effects of changes in foreign exchange rate	18	—	18

Ending	1,380,236	(1,309,069)	71,167

Details of the net defined benefit liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Present value of defined benefit obligation	1,318,665	1,380,236
Fair value of plan assets	(1,310,097)	(1,309,069)

Net defined benefit liabilities	8,568	71,167

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Current service cost	141,486	159,268
Past service cost	4,185	—
Interest expenses of net defined benefit liabilities	1,799	1,382

Total	147,470	160,650

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Remeasurements:
-Actuarial gain(loss) arising from changes in demographic assumptions	—	(2,164)
-Actuarial gain arising from experience adjustment	(11,520)	(4,000)
-Actuarial loss arising from Changes in financial assumptions	42,579	26,509
-Return on plan assets (excluding amounts included in interest income)	(12,356)	(9,655)
Income tax effects	(4,526)	(2,587)

Remeasurements after income tax	14,177	8,103

Details of fair value of plan assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,310,097	1,310,097

(In millions of Korean won)	2016
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,309,069	1,309,069

Key actuarial assumptions used as at December 31, 2017 and 2016, are as follows:

	Ratio (%)
	2017	2016
Discount rate	2.90	2.50
Salary increase rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2017, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	3.80% decrease	4.06% increase
Salary increase rate	0.5% p	3.73% increase	3.54% decrease
Turnover	0.5% p	0.24% decrease	0.25% increase

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2017, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	45,905	110,546	435,636	832,619	2,283,841	3,708,547

The weighted average duration of the defined benefit obligations is 8.09 years.

Expected contributions to plan assets for the period after December 31, 2017, are estimated to be approximately ~~W~~ 140,000 million.

24. Other Liabilities

Details of other liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other financial liabilities
Other payables	4,006,412	2,782,247
Prepaid card and debit cards	2,018	1,929
Accrued expenses	2,356,270	2,380,057
Financial guarantee liabilities	24,337	22,377
Deposits for letter of guarantees and others	351,455	189,286
Domestic exchange settlement credits	39,445	1,332,503
Foreign exchanges settlement credits	124,728	116,226
Borrowings from other business accounts	5,408	5,204
Payables to trust accounts	5,018,031	4,430,508
Liabilities incurred from agency relationship	518,955	386,670
Account for agency businesses	257,760	248,253
Others	28,535	201,799

	12,733,354	12,097,059

Other non-financial liabilities
Other payables	384,875	1,193,758
Unearned revenue	50,139	35,733
Accrued expenses	324,694	191,338
Withholding taxes	145,921	103,849
Others	104,583	80,833

	1,010,212	1,605,511

	13,743,566	13,702,570

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

25. Equity

25.1 Capital Stock

Details of outstanding shares of the Bank as at December 31, 2017 and 2016, are as follows:

	Ordinary shares
	2017		2016
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	~~W~~	5,000	~~W~~	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]		2,021,896		2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	40,378	40,389

	5,219,693	5,219,704

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Remeasurements of net defined benefit liabilities	(79,902)	(94,079)
Currency translation differences	(39,597)	27,509
Gains on valuation of available-for-sale financial assets	791,153	680,965
Share of other comprehensive income of associates	4,262	(87,577)
Gains on cash flow hedging instruments	7,751	337
Losses on hedges of a net investment in a foreign operations	(5,573)	(32,292)

	678,094	494,863

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

25.4 Retained Earnings

Retained earnings as at December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017	2016
Legal reserves	2,033,716	2,033,471
Regulatory reserve for credit losses	2,001,063	1,835,115
Voluntary reserves	11,044,972	10,596,846
Retained earnings before appropriation	2,324,000	1,123,107

	17,403,751	15,588,539

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on Supervision of Banking Business.

Details of the regulatory reserve for credit losses as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Beginning	2,001,063	1,835,115
Amounts estimated to be appropriated(reversed)	149,709	165,948

Ending	2,150,772	2,001,063

Adjustments to the regulatory reserve for credit losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Provision (reversal) of regulatory reserve for credit losses	149,709	165,948
Adjusted profit after provision of regulatory reserve for credit losses[1]	2,024,996	798,308

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Interest income
Due from financial institutions	72,959	71,659
Loans	7,503,022	7,038,659
Financial investments
Available-for-sale financial assets	389,570	313,850
Held-to-maturity financial assets	276,756	365,548
Others	96,117	104,440

	8,338,424	7,894,156

Interest expense
Deposits	2,300,198	2,455,044
Debts	219,743	166,488
Debentures	369,224	396,508
Others	54,944	47,206

	2,944,109	3,065,246

Net interest income	5,394,315	4,828,910

Interest income recognized on impaired loans is ~~W~~30,886 million (December 31, 2016: ~~W~~41,990 million) for the year ended December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Fee and commission income
Banking activity fees	194,624	182,412
Lending activity fees	73,549	78,780
Agent activity fees	350,037	387,055
Trust and other fiduciary fees	305,989	182,405
Guarantee fees	29,419	30,538
Credit card related fees	1,279	1,293
Foreign currency related fees	93,096	97,394
Security activity commissions	176,209	157,218
Other business account commission on consignment	33,793	33,707
Debit card related fees and commissions	649	634
Others	212,836	158,946

	1,471,480	1,310,382

Fee and commission expense
Trading activity related fees[1]	13,277	11,884
Lending activity fees	27,510	23,694
Credit card related fees	1,888	1,925
Contributions to external institutions	25,037	21,988
Outsourcing related fees	60,753	59,914
Foreign currency related fees	19,410	15,694
Management fees of written-off loans	10,359	11,925
Others	88,557	75,507

	246,791	222,531

Net fee and commission income	1,224,689	1,087,851

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

28. Net Gains or Losses from Financial Assets/Liabilities at Fair Value Through Profit or Loss

28.1 Net gains or losses from financial instruments held for trading

Net gains or losses from financial instruments held for trading are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2017 and 2016, are as follows:,

(In millions of Korean won)	2017	2016
Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	190,827	203,083
Equity securities	31,436	5,818

	222,263	208,901

Derivatives held for trading
Interest rate	1,203,802	972,660
Currency	5,494,382	3,719,392
Stock or stock index	496	456
Other	1,658	859

	6,700,388	4,693,367

Financial liabilities held for trading	78	528

Other financial instruments	109	239

	6,922,788	4,903,035

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities	79,391	69,187
Equity securities	6,396	2,819

	85,787	72,006

Derivatives held for trading
Interest rate	1,163,749	924,404
Currency	5,573,651	3,708,355
Stock or stock index	3,088	7,620
Other	2,647	772

	6,743,135	4,641,151

Financial liabilities held for trading	125	2,410

Other financial instruments	117	174

	6,829,164	4,715,741

Net gain or loss from financial instruments held for trading	93,624	187,294

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

28.2 Net gains or losses from financial instruments designated at fair value through profit or loss

Net gains or losses from financial instruments designated at fair value through profit or loss includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions. Details for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains from financial assets designated at fair value through profit or loss
Derivative linked securities	6,022	9,604
Losses from financial assets designated at fair value through profit or loss
Derivative linked securities	384	—

Net gains or losses from financial assets designated at fair value through profit or loss	5,638	9,604

29. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	5	226
Gains on sale of available-for-sale financial assets	90,568	169,482

	90,573	169,708

Gains on foreign exchange transactions	2,257,371	3,328,516
Dividend income	112,781	85,339
Others	91,854	165,738

	2,552,579	3,749,301

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets	147,558	27,966
Impairment losses on available-for-sale financial assets	12,405	22,225

	159,963	50,191

Losses on foreign exchange transactions	1,909,984	3,211,954
Others	770,719	888,206

	2,840,666	4,150,351

Net other operating expenses	(288,087)	(401,050)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Employee Benefits
Salaries and short-term employee benefits—salaries	1,531,078	1,469,499
Salaries and short-term employee benefits—welfare expense	644,881	659,522
Post-employment benefits—defined benefit plans	147,470	160,650
Post-employment benefits—defined contribution plans	3,594	3,729
Termination benefits	151,172	862,539
Share-based payments	33,148	19,347

	2,511,343	3,175,286

Depreciation and amortization	236,436	219,934

Other general and administrative expenses
Rental expense	233,780	240,021
Tax and dues	97,786	81,669
Communication	22,281	22,990
Electricity and utilities	22,093	23,006
Publication	11,338	12,653
Repairs and maintenance	11,193	11,875
Vehicle	7,074	7,224
Travel	4,307	3,833
Training	16,764	16,998
Service fees	92,478	89,243
Others	398,949	364,217

	918,043	873,729

	3,665,822	4,268,949

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

30.2 Share-based Payments

30.2.1 Share Grants

The Group changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as at December 31, 2017, are as follows:

(In number of shares)

Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 64	15.07.24	11,133	Service period : 2 years [2,3]
Series 65	15.08.26	11,587	Service period : 2 years [2,3]
Series 67	16.01.01	135,934	Service period : 2 years [2,4]
Series 68	16.07.05	9,621	Service period : 2 years [2,4]
Series 69	17.01.01	323,777	Service period : 2 years [2,5]
Series 70	17.07.24	1,449	Service period : 2 years [2,5]
Series 71	17.08.26	4,372	Service period : 2 years [2,5]
Series 72	17.08.28	5,601	Service period : 2 years [2,5]
Deferred grant in 2014	—	35,312
Deferred grant in 2015	—	61,328
Deferred grant in 2016	—	155,407
Deferred grant in 2017	—	31,547

		787,068

[1]	Granted shares in relation to Series 64 ~ 72 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.
[2]	Executives and employees have the options to defer the timing of payment and change ratios and periods of payments.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[5]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, 30% and 70% of the number of shares to be granted are determined based on the accomplishment of relative TSR and the targeted performance rating results.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of share grants linked to short-term performance as at December 31, 2017, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2014	14.01.01	53,771	Vested
Granted shares for 2015	15.01.01	100,548	Vested
Granted shares for 2016	16.01.01	141,707	Vested
Granted shares for 2017	17.01.01	99,185	Proportion to service period

[1]	Executives and employees have the options to defer the timing of payment and change ratios and periods of payments.

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2017, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 64	0.00 ~ 3.00	1.87%~2.14%	57,602	58,516 ~ 61,791
Series 65	0.00 ~ 3.00	1.87%~2.14%	57,625	58,516 ~ 61,791
Series 67	0.00 ~ 5.00	1.87%~2.34%	61,139	55,745 ~ 61,791
Series 68	0.51 ~ 4.00	1.87%~2.24%	61,570	57,009 ~ 61,791
Series 69	0.00 ~ 6.00	1.87%~2.37%	61,607	54,116 ~ 61,791
Series 70	0.00 ~ 3.00	1.87%~2.14%	59,783	58,516 ~ 61,791
Series 71	2.00 ~ 5.00	2.00%~2.34%	60,107	55,745 ~ 60,194
Series 72	2.00 ~ 5.00	2.00%~2.34%	60,112	55,745 ~ 60,194
Grant deferred in 2014	—	1.87%	—	61,294
Grant deferred in 2015	0.00 ~ 4.00	1.87%~2.24%	—	57,009 ~ 61,791
Grant deferred in 2016	0.00 ~ 6.00	1.87%~2.37%	—	54,116 ~ 61,791
Grant deferred in 2017	0.00 ~ 2.89	1.87%~2.14%	—	57,581 ~ 62,053
Linked to short-term performance
Share granted in 2014	—	1.87%	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87%~2.34%	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87%~2.37%	—	54,116 ~ 61,791
Share granted in 2017	1.00 ~ 6.00	1.87%~2.37%	—	54,116 ~ 61,791

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as at December 31, 2017, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As at December 31, 2017 and 2016, the accrued expenses related to share-based payments, including share grants, amounted to ~~W~~58,897 million and ~~W~~41,474 million, respectively, and the compensation costs from share grants amounting to ~~W~~33,148 million and ~~W~~19,347 million were incurred during the year ended December 31, 2017 and 2016, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

30.2.2 Mileage Stock

Details of Mileage Stock as at December 31, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares[1]	Expected exercise period (Years) [1]	Number of exercisable shares[2]
Share granted in 2016	2016.01.23	33,829	0.00~1.06	18,196
	2016.04.29	60	0.00~1.33	39
	2016.07.07	280	0.00~1.52	125
	2016.07.18	767	0.00~1.55	—
	2016.08.03	107	0.00~1.59	53
	2016.08.17	51	0.00~1.63	44
	2016.08.30	256	0.00~1.66	219
	2016.09.06	206	0.00~1.68	120
	2016.10.07	105	0.00~1.77	97
	2016.11.01	118	0.00~1.84	95
	2016.12.07	211	0.00~1.93	150
	2016.12.08	43	0.00~1.94	43
	2016.12.15	12	0.00~1.96	12
	2016.12.20	309	0.00~1.97	307
	2016.12.28	76	0.00~1.99	64
	2016.12.30	210	0.00~2.00	159
Share granted in 2017	2017.01.09	28,925	0.00~2.02	25,521
	2017.02.03	43	0.00~2.09	43
	2017.04.03	82	0.00~2.25	82
	2017.05.22	20	0.00~2.39	20
	2017.07.03	52	0.00~2.50	52
	2017.08.16	204	0.00~2.62	204
	2017.08.17	40	0.00~2.63	40
	2017.08.22	33	0.00~2.64	33
	2017.08.25	387	0.00~2.65	387
	2017.09.14	82	0.00~2.70	82
	2017.10.20	9	0.00~2.80	9
	2017.11.01	120	0.00~2.84	120
	2017.11.06	106	0.00~2.85	106
	2017.12.06	77	0.00~2.93	77
	2017.12.08	28	0.00~2.94	28
	2017.12.26	254	0.00~2.99	254
	2017.12.29	114	0.00~2.99	114

		67,216		46,895

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The exercisable shares are assessed based on the stock price as at December 31, 2017. These shares are vested immediately at grant date.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2017 and 2016, are ~~W~~2,973 and ~~W~~1,533 million. The compensation costs amounting to ~~W~~2,378 and ~~W~~1,563 million were recognized as an expense for the year ended December 31, 2017 and 2016, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Non-operating income
Gains of disposal in property and equipment and assets held for sale	3,597	1,342
Rent received	25,063	28,303
Others	42,203	80,927

	70,863	110,572

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale	6,006	1,370
Donation	39,752	31,813
Restoration cost	3,323	2,421
Others	95,249	25,657

	144,330	61,261

Net non-operating income(expenses)	(73,467)	49,311

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

32. Income Tax Expense

Income tax expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Tax payable
Current tax expense	342,256	492,690
Adjustments recognized in the period for current tax of prior years	(19,160)	21,521

	323,096	514,211

Changes in deferred income tax assets (liabilities)	217,754	(204,625)
Income tax expense of overseas branches	4,721	3,447
Income tax recognized directly in equity
Changes in value of available-for-sale financial assets	(82,670)	961
Changes in exchange difference of foreign operation	11,835	(3,154)
Changes in remeasurements of net defined benefit liabilities	(4,526)	(2,587)
Gains on hedging investment of a net investment in a foreign operation	(8,196)	2,176
Gains(Losses) on cash flow hedging instruments	(2,833)	(108)
Others	(1,245)	74

	(87,635)	(2,638)

Consolidated tax effect	(19,346)	(18,394)

Tax expense	438,590	292,001

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2017 and 2016, follows:

(In millions of Korean won)	2017	2016
Profit before income tax	2,613,295	1,256,257

Tax at the applicable tax rate[1]	631,955	303,552
Non-taxable income	(189,687)	(8,182)
Non-deductible expense	8,991	13,933
Tax credit and tax exemption	(296)	(241)
Temporary difference for which no deferred tax is recognized	1,166	3,877
Tax supplementary pay(rebate) for tax of prior years	(8,334)	(12,954)
Income tax expense of overseas branches	4,721	3,447
Tax effect of investments in subsidiaries	21,167	7,143
Foreign subsidiary tax rate difference effect	589	(730)
Consolidated tax effect	(19,347)	(18,394)
Change in tax rates effect	(14,299)	—
Others	1,964	550

Tax expense	438,590	292,001

Tax expense / Profit before income tax (%)	16.78	23.24

[1]	Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion is 24.2%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Income tax refund receivables prior to offsetting[1]	(115,881)	(153,916)
Tax payables prior to offsetting[2]	348,304	496,910

Tax payables (receivables) after offsetting	232,423	342,994
Adjustment on consolidated tax payable and others[3]	(19,347)	(18,394)
Accounts receivables (payables)[4]	(209,533)	(319,243)

Current tax payable	3,543	5,357

[1]	Excludes current tax assets of ~~W~~486 million (2016: ~~W~~11,400 million) from uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ~~W~~3,543 million (2016: ~~W~~5,357 million) under current tax liabilities as at December 31, 2017, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Group is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2017, of ~~W~~1,583 per share, amounting to total dividends of ~~W~~640,132 million, is to be proposed at the annual general shareholder’s meeting on March 22, 2018. The Group’s consolidated financial statements as at December 31, 2017, do not reflect this dividend payable.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Classified as assets held for sale	Ending
Remeasurements of net defined benefit liabilities	(94,079)	18,703	—	(4,526)	—	(79,902)
Currency translation differences	27,509	(78,941)	—	11,835	—	(39,597)
Gain(loss) on valuation of available-for-sale financial assets	680,965	146,757	46,101	(82,670)	—	791,153
Share of other comprehensive income of associates	(87,577)	4,249	—	20,253	67,337	4,262
Gain(loss) on cash flow hedging instruments	337	10,691	(444)	(2,833)	—	7,751
Gain(loss) on hedging instruments of a net investment in foreign operations	(32,292)	34,915	—	(8,196)	—	(5,573)
Accumulated other comprehensive income related to held for sale	—	—	88,835	(21,498)	(67,337)	—

	494,863	136,374	134,492	(87,635)	—	678,094

(In millions of Korean won)	2016
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(102,182)	10,690	—	(2,587)		(94,079)
Currency translation differences	32,993	(2,330)	—	(3,154)		27,509
Gains(losses) on valuation of available-for-sale financial assets	682,818	85,219	(88,033)	961		680,965
Gains(losses) on valuation of equity method investments	(87,346)	(305)	—	74		(87,577)
Gains(losses) on cash flow hedging instruments	—	445	—	(108)		337
Gains(losses) on hedges of a net investment in a foreign operations	(25,476)	(8,992)	—	2,176		(32,292)

	500,807	84,727	(88,033)	(2,638)	~~W~~	494,863

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

35. Trust Accounts

Financial information of the trust accounts the Group manages as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017		2016
	Total assets	Operating revenues	Total assets	Operating revenues
Consolidated	4,148,600	110,487	3,978,501	120,348
Unconsolidated	43,256,371	2,590,728	43,653,701	1,132,375

	47,404,971	2,701,215	47,632,202	1,252,723

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Group’s trust accounts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Assets
Accrued trust fees	35,012	28,855

Liabilities
Due to trust accounts	5,018,031	4,430,508
Accrued interest on due to trust accounts	7,632	6,767

	5,025,663	4,437,275

Significant revenue and expenses related to the Group’s trust for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Revenues
Fees and commissions from trust accounts	305,989	182,405
Commissions from early termination in trust accounts	91	65

	306,080	182,470

Expenses
Interest expenses on due to trust accounts	43,944	37,750

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Cash	2,167,172	2,154,729
Checks with other banks	430,253	400,422
Due from Bank of Korea	8,981,665	7,676,491
Due from other financial institutions	4,067,228	4,450,204

	15,646,318	14,681,846

Restricted due from financial institutions	(9,239,813)	(7,859,701)
Due from financial institutions with original maturities over three months	(328,551)	(483,987)

	(9,568,364)	(8,343,688)

	6,077,954	6,338,158

Significant non-cash transactions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Decrease in loans due to the write-offs	650,419	977,988
Changes in accumulated other comprehensive income due to valuation of financial investments	110,188	(1,853)
Changes in accumulated other comprehensive income due to investment in associates	3,004	(231)
Changes in financial investments due to debt-for-equity swap	10,250	43,820
Reclassification from investments in associates to available-for-sale financial assets	—	220,809

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activities	2017	2016
Income tax paid	Operating	401,530	91,082
Interest received	Operating	8,766,970	8,088,194
Interest paid	Operating	2,937,348	3,191,351
Dividends received	Operating	102,328	86,651
Dividends paid	Financing	359,493	380,521

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Changes in liabilities arising from financial activities for the periods ended December 31, 2017 are as follows:

(In millions of Korean won)

	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Other payables	Total
Beginning	16,627	15,934,409	14,959,692	4,430,508	1,605	189,286	11,356	35,543,483
Cash flow	5,804	746,719	4,567,826	587,523	(1,455)	149,709	67,409	6,123,535
Lease newly acquired	—	—	—	—	1,471	—	—	1,471
Exchange differences	—	(869,706)	(362,917)	—	—	1,718	—	(1,230,905)
Changes in fair values	(20,716)	—	(6,804)	—	—	—	—	(27,520)
Changes from business combination	—	—	—	—	—	—	65,810	65,810
Other changes from non-cash transactions	(5,374)	(669)	26,001	—	21	10,742	61	30,782

Ending	(3,659)	15,810,753	19,183,798	5,018,031	1,642	351,455	144,636	40,506,656

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	252,817	329,051
Others	530,272	588,950

	783,089	918,001

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	147,987	234,125
Letter of guarantees	60,853	64,189
Bid bond	46,984	64,242
Performance bond	563,506	703,076
Refund guarantees	778,779	1,689,343
Others	1,960,769	1,593,770

	3,558,878	4,348,745

Financial guarantees
Acceptances and guarantee for issue of debentures	—	31,000
Acceptances and guarantees for mortgage	57,445	25,994
Overseas debt guarantees	285,577	272,255
International financing guarantees in foreign currencies	46,953	52,961
Others	270,000	270,000

	659,975	652,210

	5,001,942	5,918,956

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,250,543	2,068,106
Refund guarantees	384,958	217,272

	2,635,501	2,285,378

	7,637,443	8,204,334

Acceptances and guarantees by counterparty as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,185,975	1,913,114	6,099,089	79.86
Small medium sized companies	621,835	492,369	1,114,204	14.59
Public and others	194,132	230,018	424,150	5.55

	5,001,942	2,635,501	7,637,443	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

	2016
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,129,393	1,644,556	6,773,949	82.57
Small medium sized companies	623,422	479,515	1,102,937	13.44
Public and others	166,141	161,307	327,448	3.99

	5,918,956	2,285,378	8,204,334	100.00

Acceptances and guarantees by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

	2017
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	23,317	7,353	30,670	0.40
Manufacturing	2,799,593	1,270,721	4,070,314	53.29
Service	655,057	100,004	755,061	9.89
Wholesale and retail	935,647	837,230	1,772,877	23.21
Construction	335,156	198,996	534,152	6.99
Public	165,249	129,944	295,193	3.87
Others	87,923	91,253	179,176	2.35

	5,001,942	2,635,501	7,637,443	100.00

(In millions of Korean won)

	2016
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	74,282	3,710	77,992	0.95
Manufacturing	3,315,257	1,141,571	4,456,828	54.32
Service	765,051	63,847	828,898	10.10
Wholesale and retail	1,171,151	779,163	1,950,314	23.77
Construction	509,329	129,111	638,440	7.78
Public	82,646	92,445	175,091	2.13
Others	1,240	75,531	76,771	0.95

	5,918,956	2,285,378	8,204,334	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Commitments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Commitments
Corporate loan commitments	32,786,234	36,012,231
Retail loan commitments	15,935,382	15,727,639
Other acceptance and guarantees in Korean won	1,000,000	1,000,000
Purchase of securities	1,129,408	1,521,778

	50,851,024	54,261,648

Financial Guarantees
Credit line	1,953,579	2,418,997
Purchase of securities	354,800	290,100

	2,308,379	2,709,097

	53,159,403	56,970,745

Other Matters (including litigation)

a) The Bank has filed 90 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~469,188 million, and faces 104 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~192,674 million, which arose in the normal course of the business and are still pending as at December 31, 2017.

b) As at December 31, 2017, the Bank has entered into construction contracts amounting to ~~W~~150,051 million and ~~W~~105,175 million, respectively, related to the construction of integrated headquarter building and integrated IT center.

c) The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~372 million and ~~W~~5,731 million as at December 31, 2017 and 2016, respectively.

38. Subsidiaries

Details of subsidiaries as at December 31, 2017, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Hong Kong Ltd.[1]	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.[2]	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others [3]	—	Korea	Trust
Kookmin Bank	KL the 1st L.L.C. and 27 others [4]	—	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1 [5]	86.00	Korea	Investment Trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB Wise Star Private Real Estate Feeder Fund 1	KB Star Retail Private Real Estate Master Fund 1 [4]	48.98	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2 [4]	44.44	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private SecuritiesFund 1 (Bond Mixed-FoFs) [5]	99.27	Korea	Investment Trust
KB Multi-Asset Private SecuritiesFund 1 (Bond Mixed-FoFs)	Global Diversified Multi-Asset Sub-Trust Class I A	100.00	United Kingdom	Investment Trust
Kookmin Bank	KB KBSTAR Short Term KTB Active ETF [5]	51.81	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private SecuritiesFund S-1 (Bond Mixed) Class-C [5]	96.00	Korea	Investment Trust
Kookmin Bank	KB Multiasset Private SecuritiesFeeder Fund P-1 (Bond Mixed) C [5]	99.96	Korea	Investment Trust
KB Multiasset Private SecuritiesFeeder Fund P-1 (Bond Mixed) C	KB Multiasset Private SecuritiesMaster Fund P-1 (Bond Mixed)	100.00	Korea	Investment Trust
Kookmin Bank	SAMSUNG KODEX 10Y F-LKTB INV ETF [5]	97.15	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private securities 83 [5]	96.14	Korea	Investment Trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures Inverse ETF	95.65	Korea	Investment Trust

[1]	On January 4, 2017, the Bank converted Kookmin Bank Hong Kong Ltd. into a Hong Kong branch of the Bank. This conversion is a business combination of entities under common control. The Bank accounted the business combination under carrying amount method, and the transferred assets and liabilities are measured at the carrying amount included in the consolidated financial statements. At the date of the combination, the transferred assets and liabilities amounted to ~~W~~ 855,731 million and ~~W~~ 852,993 million, respectively.
[2]	Kookmin Bank (China) Ltd.’s functional currency has changed from USD to CNY in 2016.
[3]	The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or, payment of principal and fixed rate of return.
[4]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[5]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

The condensed financial information of major subsidiaries as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Assets	Liabilities	Equity	Operating revenue	Profit(Loss) for the period
Kookmin Bank Int’l Ltd.(London)	506,474	423,252	83,222	15,931	3,022
Kookmin Bank Hongkong Ltd.	22,866	—	22,866	—	(1,953)
Kookmin Bank Cambodia PLC.	133,133	76,680	56,453	8,267	984
Kookmin Bank (China) Ltd.	2,007,154	1,606,434	400,720	70,142	1,118
KB Microfinance Myanmar Co.,Ltd.	10,372	400	9,972	623	(664)
Personal pension trust and 10 others	4,162,200	4,055,204	106,996	111,187	4,825

(In millions of Korean won)

	2016
	Assets	Liabilities	Equity	Operating revenue	Profit for the period
Kookmin Bank Int’l Ltd.(London)	501,788	410,962	90,826	13,699	3,982
Kookmin Bank Hongkong Ltd.	926,001	760,112	165,889	19,105	5,648
Kookmin Bank Cambodia PLC.	162,133	99,510	62,623	6,858	742
Kookmin Bank (China) Ltd.	1,838,326	1,415,062	423,264	57,769	5,282
Personal pension trust and 10 others	4,016,964	3,913,743	103,221	122,195	2,899

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ~~W~~258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

•	The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2017
LIIV FOR RENTAL 1st L.L.C.	70,126
Silver Investment the 2nd Inc.	50,000
HLD the 3rd L.L.C.	105,400
LOG the 3rd L.L.C.	24,300
Icheon Albatross L.L.C.	30,175
KDL the 1st L.L.C.	46,740
KBC the 2nd L.L.C.	50,097
KBC the 1st L.L.C.	35,073
KBH the 3rd L.L.C.	50,098
KBH the 2nd L.L.C.	28,153
KBH the 1st L.L.C.	20,070
KBM the 1st L.L.C.	50,190
KB INO the 1st L.L.C.	40,157
KB HUB the 1st L.L.C.	30,100
KH the 4th L.L.C.	25,091
KH the 3rd L.L.C.	70,100
KH the 2nd L.L.C.	40,682
KLD the 1st L.L.C.	8,100
KL International the 1st L.L.C.	40,253
KL the 3rd L.L.C.	30,108
KL the 1st L.L.C.	50,125
KL Food the 1st L.L.C.	50,127
KY the 1st L.L.C.	24,029
KB Green the 1st L.L.C.	35,150

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KB Microfinance Myanmar Co., Ltd. and 18 other subsidiaries were newly consolidated and KB Haeoreum Private Securities Investment Trust 37(Bond) and 8 other subsidiaries were de-consolidated during the year ended December 31, 2017.

Net cash flow from changes in subsidiaries

The net cash inflow from subsidiaries newly consolidated and de-consolidated is amounting to ~~W~~109,564 million and ~~W~~49,294 million, respectively for the year ended December 31, 2017.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

39. Unconsolidated Structured Entity

The nature, purpose and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activities	Methods of Financing
Asset—backed securitization	Early cash generation through transfer of securitization assets Fees earned as services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of Asset-backed securitization plan Purchase and collection securitization assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitization assets

Project Financing	Granting PF loans related to SOC and real property Granting loans to ships/aircrafts SPC	Construction of SOC and real property Building ships/ Construction and purchase of aircrafts	Loan commitments through Credit Line, providing lines of credit and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment of general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

As at December 31, 2017 and 2016, the size of the unconsolidated structured entities and the risks associated with its interests in unconsolidated structured entities are as follows:

(In millions of Korean won)

	2017
	Asset-backed securitization	Project Financing	Investment funds	Others	Total
Total assets of the unconsolidated structured entities	99,835,410	21,636,792	25,929,064	4,890,100	152,291,366

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	168,647	—	—	—	168,647
Derivative financial assets	268	—	—	—	268
Loans	239,894	2,021,225	—	327,875	2,588,994
Financial investments	6,400,833	7,867	2,309,361	17,055	8,735,116
Investments in associates	—	—	235,234	—	235,234
Other assets	—	710	—	—	710

	6,809,642	2,029,802	2,544,595	344,930	11,728,969

Liabilities
Deposits	484,890	755,242	50,832	3,985	1,294,949
Derivative financial liabilities	229	—	—	—	229
Other liabilities	—	29	45	—	74

	485,119	755,271	50,877	3,985	1,295,252

Maximum exposure to loss
Asset[1]	6,809,642	2,029,802	2,544,595	344,930	11,728,969
Purchase and capital commitments	20,000	—	1,178,462	—	1,198,462
Unused providing lines of credit	2,082,736	—	—	—	2,082,736
Acceptances and guarantees and Loan commitments	382,300	1,385,722	—	—	1,768,022

	9,294,678	3,415,524	3,723,057	344,930	16,778,189

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments / Acceptances and guarantees and Loan commitments	Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)

	2016
	Asset-backed securitization	Project Financing	Investment funds	Others	Total
Total assets of the unconsolidated structured entities	70,019,012	21,562,287	15,125,330	2,140,135	108,846,764

Carrying amount on financial statements
Assets
Financial assets at fair value through profit or loss	129,742	—	—	—	129,742
Derivative financial assets	110	—	—	—	110
Loans	438,711	2,283,110	—	146,256	2,868,077
Financial investments	6,394,577	8,595	3,654,414	17,046	10,074,632
Investments in associates	—	—	229,561	—	229,561

	6,963,140	2,291,705	3,883,975	163,302	13,302,122

Liabilities
Deposits	528,035	703,049	49,587	6,857	1,287,528

	528,035	703,049	49,587	6,857	1,287,528

Maximum exposure to loss
Asset[1]	6,963,140	2,291,705	3,883,975	163,302	13,302,122
Purchase and capital commitments	—	—	1,620,871	—	1,620,871
Unused providing lines of credit	2,420,854	—	—	—	2,420,854
Acceptances and guarantees and Loan commitments	290,100	1,475,760	—	—	1,765,860

	9,674,094	3,767,465	5,504,846	163,302	19,109,707

Methods of determining the maximum exposure to loss	Providing lines of credit / Purchase commitments / Acceptances and guarantees and Loan commitments	Loan commitments / capital commitments / purchase commitments and Acceptances and guarantees	Capital commitments	Loan commitments

[1]	Maximum exposure to loss includes the asset amounts, after deducting loss (provision for assets, impairment losses and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

40. Finance and Operating Leases

40.1 Finance Lease

The future minimum lease payments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Net carrying amount of finance lease assets	17,768	24,290

Minimum lease payments
Within 1 year	1,660	1,572
1-5 years	—	54

	1,660	1,626

Present value of minimum lease payments
Within 1 year	1,642	1,551
1-5 years	—	54

	1,642	1,605

40.2 Operating Lease

40.2.1 The Group as Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Minimum lease payments
Within 1 year	123,869	116,505
1-5 years	138,666	133,381
Over 5 years	34,129	34,488

	296,664	284,374

Minimum sublease payments	(2,461)	(1,891)

The lease payments reflected in profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Lease payment reflected in profit or loss
Minimum lease payments	159,413	166,120
Sublease payments	(1,177)	(1,002)

	158,236	165,118

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

40.2.2 The Group as Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Minimum lease receipts
Within 1 year	17,430	18,383
1-5 years	34,079	33,031

	51,509	51,414

41. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)

		2017	2016
Parent
KB Financial Group Inc.	Fee and commission income	2,961	3,422
	Other operating income	110	—
	Other non-operating income	778	765
	Interest expense	3,151	2,262
	General and administrative expenses	671	203
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	1,125	889
	Other non-operating income	3	3
	Interest expense	272	820
	Fee and commission expense	1,488	635
KB Real Estate Trust Co., Ltd.	Fee and commission income	114	35
	Other non-operating income	44	39
	Interest expense	160	139
	Fee and commission expense	1,577	1,195
KB Investment Co., Ltd.	Fee and commission income	36	11
	Interest expense	270	480
KB Credit Information Co., Ltd.	Fee and commission income	67	33
	Other non-operating income	231	298
	Interest expense	90	129
	Fee and commission expense	13,995	16,444
	General and administrative expenses	365	—
KB Data System Co., Ltd.	Fee and commission income	131	34
	Other non-operating income	95	74
	Interest expense	173	165
	Other non-operating expense	—	33
	General and administrative expenses	45,517	16,046
KB Life Insurance Co., Ltd.	Fee and commission income	14,418	12,380

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	Gains on financial assets/ liabilities at fair value through profit or loss	1,302	2,018
	Other non-operating income	4,223	466
	Interest expense	968	965
	Fee and commission expense	5	—
	Losses on financial assets/ liabilities at fair value through profit or loss	10,779	486
	General and administrative expenses	1,793	1,942
KB Kookmin Card Co., Ltd.	Interest income	3,549	3,307
	Fee and commission income	236,355	243,282
	Gains on financial assets/ liabilities at fair value through profit or loss	263	3,376
	Other non-operating income	1,003	1,212
	Interest expense	1,289	3,010
	Fee and commission expense	777	176
	Losses on financial assets/liabilities at fair value through profit or loss	6,825	—
	Provision for credit losses	292	70
	General and administrative expenses	279	163
KB Savings Bank Co., Ltd.	Fee and commission income	273	246
	Other non-operating income	47	39
	Interest expense	7	—
KB Capital Co., Ltd.	Interest income	89	—
	Fee and commission income	1,264	579
	Other non-operating income	156	115
	Interest expense	247	4
	Provision for credit losses	105	—
KB Insurance Co., Ltd.	Interest income	53	63
	Fee and commission income	22,856	12,019
	Gains on financial assets/liabilities at fair value through profit or loss	3,345	4,822
	Reversal for credit losses	—	30
	Other non-operating income	280	110
	Interest expense	2,268	1,057
	Losses on financial assets/liabilities at fair value through profit or loss	53,165	3,384
	General and administrative expenses	14,663	11,154
KB Securities Co., Ltd.	Interest income	56	1,706
	Fee and commission income	13,511	6,535
	Gains on financial assets/ liabilities at fair value through profit or loss	3,295	7,189
	Other operating income	—	4
	Reversal of credit losses	123	38
	Other non-operating income	7,339	1,645
	Interest expense	2,914	2,398
	Fee and commission expense	397	428

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	Losses on financial assets/ liabilities at fair value through profit or loss	7,237	10,250
	General and administrative expenses	803	—
Hanbando BTL Private Special Asset Fund	Fee and commission income	170	179
KB Senior Loan Private Fund No.1	Fee and commission income	31	32
KB AMP Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	10	—
KB Onkookmin 2020 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2025 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2030 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2035 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2040 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2045 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2050 TDF Fund(FoFs)	Fee and commission income	1	—
KB Muni bond Private Securities Fund 1(USD)(bond)	Fee and commission income	2	—
KB Mezzanine Private Securities Fund[1]	Fee and commission income	—	52
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	3
	Interest expense	132	92
Incheon Bridge Co., Ltd.	Interest income	25,511	14,534
	Reversal of credit losses	43	—
	Interest expense	292	369
	Provision for credit losses	—	30
MJT&I Corp.	Interest income	—	2
Doosung Metal Co., Ltd.	Interest income	—	1
Jaeyang Industry Co., Ltd.	Interest income	98	—
	Reversal of credit losses	6	37
Dong Jo Co., Ltd	Reversal of credit losses	2	—
Dae-A Leisure Co., Ltd	Interest expense	1	—
KB12-1 Venture Investment Partnership	Interest expense	18	35
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Interest expense	—	10
KB High-tech Company Investment Fund	Interest expense	65	76
Aju Good Technology Venture Fund	Interest expense	14	4
KB-KDBC New Technology Business Investment Fund	Interest expense	4	—
UAMCO., Ltd.[1]	Fee and commission income	—	5
	Interest expense	—	1
United PF 1st Recovery Private Equity Fund[1]	Interest expense	—	1
Paroman Corporation Co., Ltd. [1]	Reversal for credit losses	345	—
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	63	87
Associates of parent’s subsidiaries
KB No.5 Special Purpose Acquisition Company[1]	Interest expense	—	19
KB No.6 Special Purpose Acquisition Company[1]	Interest expense	—	14
KB No.7 Special Purpose Acquisition Company[1]	Interest expense	—	18
KB No.8 Special Purpose Acquisition Company	Interest expense	36	35
KB No.9 Special Purpose Acquisition Company	Interest expense	33	40

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

KB No.10 Special Purpose Acquisition Company	Interest expense	24	8
SY Auto Capital Co., Ltd.	Interest income	102	193
	Reversal for credit losses	32	—
	Interest expense	22	19
	Provision for credit losses	—	61
RAND Bio Science Co., Ltd.	Interest expense	16	14
Inno Lending Co., Ltd.	Fee and commission income	3	—
	Interest expense	1	—
Wise Asset Management Co., Ltd.	Interest expense	5	—
Food Factory Co., Ltd	Interest income	1	—
POSCO-KB Shipbuilding Restructuring Fund	Interest expense	3	—
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	1	—
KB IC 3rd Private Equity Fund	Interest expense	—	12
Other
Retirement pension	Fee and commission income	795	717
	Interest expense	3	749

[1]	Not considered to be the Group’s related party as at December 31, 2017.

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent
KB Financial Group Inc.	Other assets	2,837	3,313
	Deposits	46,062	57,967
	Other liabilities	283,610	426,522
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	231	226
	Deposits	8,958	73,279
	Other liabilities	327	410
KB Real Estate Trust Co., Ltd.	Deposits	16,187	21,211
	Other liabilities	347	353
KB Investment Co., Ltd.	Deposits	19,816	23,954
	Other liabilities	62	55
KB Credit Information Co., Ltd.	Other assets	—	6
	Deposits	4,444	3,465
	Other liabilities	5,714	6,439
KB Data System Co., Ltd.	Other assets	3,711	2,312
	Deposits	15,036	10,926
	Other liabilities	4,788	2,366
KB Life Insurance Co., Ltd.	Other assets	562	976
	Derivative assets	—	2,018
	Deposits	372	700
	Debts	25,000	25,000
	Other liabilities	3,171	3,136
	Derivative liabilities	6,580	—
KB Kookmin Card Co., Ltd.	Gross amounts of loans	6,806	—
	Other assets	25,454	25,573
	Derivative assets	—	3,376
	Deposits	85,091	160,002
	Provisions	777	485

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

	Other liabilities	48,073	50,231
	Derivative liabilities	3,298	—
KB Savings Bank Co., Ltd.	Other assets	2	77
	Other liabilities	391	378
KB Capital Co., Ltd.	Gross amounts of loans	19,285	—
	Allowances	105	—
	Other assets	89	17
	Deposits	73,906	9,075
	Other liabilities	45	—
KB Insurance Co., Ltd.	Other assets	7,183	8,372
	Derivative assets	—	3,941
	Deposits	7,034	9,883
	Debts	20,000	20,000
	Debentures	49,981	—
	Other liabilities	2,720	1,240
	Derivative liabilities	22,818	2,811
KB Securities Co., Ltd.	Cash and due from financial institutions	622	284
	Gross amounts of loans	4,346	—
	Other assets	2,267	395
	Derivative assets	1,095	2,739
	Deposits	436,508	116,893
	Debentures	—	300
	Provisions	97	234
	Other liabilities	15,387	191,719
	Derivative liabilities	1,481	2,018
Hanbando BTL Private Special Asset Fund	Other assets	42	44
KB Senior Loan Private Fund No.1	Other assets	6	8
KB Onkookmin 2025 TDF Fund(FoFs)	Other assets	1	—
KB Onkookmin 2030 TDF Fund(FoFs)	Other assets	1	—
KB Muni bond Private Securities Fund 1(USD)(bond)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	26,827
	Other liabilities	111	75
Incheon Bridge Co., Ltd.	Gross amounts of loans	200,400	209,094
	Allowances	287	330
	Other assets	710	821
	Deposits	48,795	38,556
	Other liabilities	29	166
Terra Corporation	Deposits	10	—
Jungdong Steel Co., Ltd.	Deposits	3	3
Jaeyang Industry Co., Ltd.	Gross amounts of loans	—	303
	Allowances	—	6
	Other assets	—	7
Jungdo Co., Ltd.	Deposits	4	—
Dong Jo Co., Ltd.	Gross amounts of loans	116	—
	Allowances	1	—
Dae-A Leisure Co., Ltd.	Deposits	466	—
	Other liabilities	14	—
Daesang Techlon Co., Ltd	Deposits	2	—
KB12-1 Venture Investment Partnership	Deposits	4,963	4,562
	Other liabilities	2	2
KB High-tech Company Investment Fund	Deposits	7,212	4,643
	Other liabilities	5	4

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Aju Good Technology Venture Fund	Deposits	2,771	1,201
	Other liabilities	1	1
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—
	Other liabilities	4	—
JSC Bank CenterCredit[1]	Cash and due from financial institutions	—	8
EJADE Co., Ltd.[1]	Deposits	—	2
KB Star office Private real estate Investment Trust No.1	Deposits	6,962	6,682
	Other liabilities	45	50
Associates of Parent’s subsidiaries
KB No.8 Special Purpose Acquisition Company	Deposits	2,339	2,342
	Other liabilities	19	3
KB No.9 Special Purpose Acquisition Company	Deposits	2,309	2,399
	Other liabilities	38	6
KB No.10 Special Purpose Acquisition Company	Deposits	1,698	1,754
	Other liabilities	10	8
SY Auto Capital Co., Ltd.	Gross amounts of loans	—	10,000
	Allowances	—	32
	Other assets	—	6
	Deposits	6	3,997
	Provisions	29	29
	Other liabilities	—	6
RAND Bio Science Co., Ltd.	Deposits	1,032	2,356
	Other liabilities	4	12
Inno Lending Co.,Ltd.	Deposits	41	1,902
Wise Asset Management Co., Ltd.	Deposits	340	—
	Other liabilities	1	—
Built On Co., Ltd.	Deposits	26	—
Food Factory Co., Ltd.	Gross amounts of loans	200	—
	Other assets	1	—
	Deposits	1	—
Acts Co., Ltd.	Deposits	4	—
isMedia Co.,Ltd.[1]	Provisions	—	4
KB IC 3rd Private Equity Fund[1]	Deposits	—	700
	Other liabilities	—	1
Key management	Gross amounts of loans	1,619	1,938
	Other assets	2	2
	Deposits	8,042	8,043
	Other liabilities	121	138
Others
Retirement pension	Other assets	348	304
	Deposits	—	1,464
	Other liabilities	4,286	16,497

[1]	Not considered to be the Group’s related party as at December 31, 2017.

In accordance with Korean IFRS 1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Group and entities regarded as its related parties in the scope of its related parties. Additionally, the Group discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the consolidated financial statements. Refer to Note 13 for details on investments in associates.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Key management includes the directors of the Bank and the executive directors (vice presidents and above) of the Bank and companies where the directors and /or their close family members have control or joint control.

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	Notional amount of Derivative financial instruments	155,567	25,076
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	79,106	90,425
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	491,133	251,833
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	151,204	226,678

Significant loan transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning	Loans	Repayments	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	—	1,534,202	1,529,856	4,346
KB Kookmin Card Co., Ltd.	—	157,871	151,065	6,806
KB Capital Co., Ltd.	—	19,285	—	19,285
Associate
Incheon Bridge Co., Ltd.	209,094	202,500	211,194	200,400
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.	10,000	24,031	34,031	—
Food Factory Co., Ltd.	—	200	—	200

(In millions of Korean won)	2016[1]
	Beginning	Loans	Repayments	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	8,438	2,656,456	2,664,894	—
KB Kookmin Card Co., Ltd.	—	260,589	260,589	—
Associate
Incheon Bridge Co., Ltd.	231,653	4,000	26,559	209,094
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.	—	10,052	52	10,000

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Significant borrowing transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning	Borrowings	Repayments	Others	Ending
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	25,000	—	—	—	25,000
KB Insurance Co., Ltd.	20,000	—	—	49,981	69,981
KB Securities Co., Ltd.	300	—	—	(300)	—

(In millions of Korean won)	2016[1]
	Beginning	Borrowings	Repayments	Others	Ending
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	25,000	—	—	—	25,000
KB Insurance Co., Ltd.	20,000	—	—	—	20,000
KB Securities Co., Ltd.	—	—	—	300	300

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are excluded.

Unused commitments provided to related parties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	—	200
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	813,194	520,000
	Other commitments in Korean won	1,000,000	1,000,000
KB Securities Co., Ltd.	Loan commitment in Korean won	135,653	192,500
Hanbando BTL Private Special Asset Fund	Purchase of securities	—	15,931
Hope Sharing BTL Private Special Asset Fund	Purchase of securities	—	48,045
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	30,589
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	35,958
Associates
Balhae Infrastructure Fund	Purchase of securities	12,564	13,371
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	50,000
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	10,040
Future Planning KB Start-up Creation Fund	Purchase of securities	—	4,000
KB High-tech Company Investment Fund	Purchase of securities	—	10,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Aju Good Technology Venture Fund	Purchase of securities	11,768	18,000
KB-KDBC New Teechnology Business Investment Fund	Purchase of securities	7,500	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	10,000	10,000
isMedia Co.,Ltd. [1]	Loan commitment in Korean won	—	1,260
Key management	Loan commitment in Korean won	458	437

[1]	Not considered to be the Group’s related party as at December 31, 2017.

Unused commitments received from related parties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	12,117	10,967
KB Real Estate Trust Co., Ltd.	Purchase of securities	4,319	4,319
KB Life Insurance Co., Ltd.	Purchase of securities	21,595	21,595
KB Securities Co., Ltd.	Purchase of securities	4,319	4,319
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	85,114	77,967

Compensation to key management for the years ended December 31, 2017 and 2016, consists of:

(In millions of Korean won)	2017

	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,270	60	1,831	3,161
Registered directors (non-executive)	315	—	—	315
Non-registered directors	4,990	178	7,966	13,134

	6,575	238	9,797	16,610

(In millions of Korean won)	2016

	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	909	40	1,191	2,140
Registered directors (non-executive)	303	—	—	303
Non-registered directors	4,009	156	4,724	8,889

	5,221	196	5,915	11,332

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2017 and 2016

Significant operating transactions occurring between the Group and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Collateral offered to related parties as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)		2017		2016
	Assets pledged	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	75,990	76,000	74,964	75,000
KB Life Insurance Co., Ltd.	Securities	26,128	25,000	26,197	25,000
	Building / Land	229,023	32,500	217,369	32,500
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000
	Building / Land	229,023	26,000	217,369	26,000

Collateral received from related parties as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)		2017	2016
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	167,000	206,250
	Securities	20,000	20,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	58,000	50,000
Key management	Time deposits and others	388	251
	Real estate	2,287	2,759

As at December 31, 2017, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance management rights as unsubordinated collateral in respect to collateralized amount for ~~W~~611,000 million to a financial syndicate consisting of the Bank and five other institutions, and as subordinated collateral in respect to collateralized amount for ~~W~~384,800 million to subordinated debt holders consisting of the Bank and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Bank and five other institutions.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

42. Approval of Issuance of the Financial Statements

The issuance of the Group’s consolidated financial statements as at and for the year ended December 31, 2017, was approved by the Board of Directors on February 7, 2018.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2017 and 2016

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Index

December 31, 2017 and 2016

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

We have audited the accompanying separate financial statements of Kookmin Bank (the Bank), which comprise the separate statements of financial position as at December 31, 2017 and 2016, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes to the separate financial statements, including a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these separate financial statements based on our audits. We conducted our audits in accordance with Korean Standards on Auditing. Those standards require that we comply with ethical requirements, and plan and perform the audit to obtain reasonable assurance about whether the separate financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the separate financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the separate financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Bank’s preparation and fair presentation of the separate financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Bank’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the separate financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Opinion

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of the Bank as at December 31, 2017 and 2016, and its separate financial performance and its separate cash flows for the years then ended in accordance with Korean IFRS.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries.

Samil PricewaterhouseCoopers

Seoul, Korea

March 12, 2018

This report is effective as of March 12, 2018, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2017 and 2016

(In millions of Korean won)	Notes	2017	2016
Assets
Cash and due from financial institutions	4,6,7,36	14,628,439	13,763,284
Financial assets at fair value through profit or loss	4,6,8,12	3,147,115	3,682,228
Derivative financial assets	4,6,9	2,590,960	2,797,145
Loans	4,6,8,10,11	250,119,240	235,204,056
Financial investments	4,6,8,12	42,208,334	36,125,369
Investments in associates and subsidiaries	13,38	867,073	1,012,578
Property and equipment	14	2,974,656	3,085,717
Investment property	14	56,438	78,930
Intangible assets	15	214,952	206,299
Current income tax assets	32	1,388	12,118
Deferred income tax assets	16,32	—	84,466
Assets held for sale	18	155,506	26,527
Other assets	4,6,17	6,455,060	5,126,290

Total assets		323,419,161	301,205,007

Liabilities
Financial liabilities at fair value through profit or loss	4,6	74,191	73,238
Derivative financial liabilities	4,6,9	2,622,912	2,833,997
Deposits	4,6,19	247,712,788	231,263,615
Debts	4,6,20	15,854,911	15,783,151
Debentures	4,6,21	18,167,498	14,210,692
Provisions	22	357,488	425,150
Net defined benefit liabilities	23	8,568	71,135
Current income tax liabilities	32	2,503	135
Deferred income tax liabilities	16,32	128,915	—
Other liabilities	4,6,24,30	13,248,665	13,351,614

Total liabilities		298,178,439	278,012,727

Equity
Capital stock	25	2,021,896	2,021,896
Capital surplus	25	5,220,031	5,220,031
Accumulated other comprehensive income	25,34	745,856	600,837
Retained earnings	25,33	17,252,939	15,349,516
(Provision of regulatory reserve for credit losses
December 31, 2017 : 1,989,268 million
December 31, 2016 : 1,826,653 million)
(Amounts estimated to be appropriated
December 31, 2017 : 147,648 million
December 31, 2016 : 162,963 million)

Total equity		25,240,722	23,192,280

Total liabilities and equity		323,419,161	301,205,007

The accompanying notes are an integral part of these separate financial statements.

3

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Notes	2017	2016
Interest income		8,235,425	7,819,550
Interest expense		(2,842,282)	(2,950,625)

Net interest income	26	5,393,143	4,868,925

Fee and commission income		1,482,130	1,316,127
Fee and commission expense		(235,313)	(213,892)

Net fee and commission income	27	1,246,817	1,102,235

Net gains(losses) on financial assets/liabilities at fair value through profit or loss	28	(10,623)	91,997

Net other operating expenses	29	(239,020)	(397,788)

General and administrative expenses	14,15,23,30,39	(3,632,546)	(4,232,446)

Operating profit before provision for credit losses		2,757,771	1,432,923

Provision for credit losses	11,17,22	(112,985)	(247,629)

Operating profit		2,644,786	1,185,294
Net non-operating income	31	45,765	67,138

Profit before income tax expense		2,690,551	1,252,432
Income tax expense	32	(427,635)	(284,666)

Profit for the year		2,262,916	967,766

(Adjusted profit after provision of regulatory reserve for credit losses	25
2017 : 2,115,566 million 2016 : 804,803 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23	14,177	8,103
Items that may be subsequently reclassified to profit or loss:
Currency translation differences		(2,886)	2,391
Gains(losses) on valuation of financial investments		126,314	13,788
Gains on cash flow hedging instruments		7,414	337

Other comprehensive income for the year, net of tax	34	145,019	24,619

Total comprehensive income for the year		2,407,935	992,385

The accompanying notes are an integral part of these separate financial statements.

4

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2017 and 2016

(In millions of Korean won)	Capital Stock	Capital Surplus	Accumulated Other Comprehensive Income (loss)	Retained Earnings	Total Equity
Balance at January 1, 2016	2,021,896	5,220,031	576,218	14,762,271	22,580,416

Comprehensive income for the year
Profit for the year	—	—	—	967,766	967,766
Remeasurements of net defined benefit liabilities	—	—	8,103	—	8,103
Currency translation differences	—	—	2,391	—	2,391
Gains on valuation of financial investments	—	—	13,788	—	13,788
Gains on cash flow hedging instruments	—	—	337	—	337

Total comprehensive income for the year	—	—	24,619	967,766	992,385

Transactions with shareholder
Dividends	—	—	—	(380,521)	(380,521)

Total transactions with shareholder	—	—	—	(380,521)	(380,521)

Balance at December 31, 2016	2,021,896	5,220,031	600,837	15,349,516	23,192,280

Balance at January 1, 2017	2,021,896	5,220,031	600,837	15,349,516	23,192,280

Comprehensive income for the year
Profit for the year	—	—	—	2,262,916	2,262,916
Remeasurements of net defined benefit liabilities	—	—	14,177	—	14,177
Currency translation differences	—	—	(2,886)	—	(2,886)
Gains on valuation of financial investments	—	—	126,314	—	126,314
Gains on cash flow hedging instruments	—	—	7,414	—	7,414

Total comprehensive income for the year	—	—	145,019	2,262,916	2,407,935

Transactions with shareholder
Dividends	—	—	—	(359,493)	(359,493)

Total transactions with shareholder	—	—	—	(359,493)	(359,493)

Balance at December 31, 2017	2,021,896	5,220,031	745,856	17,252,939	25,240,722

The accompanying notes are an integral part of these separate financial statements.

5

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2017 and 2016

(in millions of Korean won)	Notes	2017	2016
Cash flows from operating activities
Profit for the year		2,262,916	967,766

Adjustment for non-cash items
Net losses(gains) on financial assets/liabilities at fair value through profit or loss		26,875	(22,352)
Net losses(gains) on derivative financial investments for hedging purposes		(16,198)	62,332
Adjustment of fair value of derivative financial instruments		(1,000)	338
Provision for credit loss		112,985	247,629
Net losses(gains) on financial investments		62,394	(119,480)
Net losses on subsidiaries and associates		82,956	1,023
Depreciation and amortization expense		229,890	213,311
Other net losses(gains) on property and equipment/intangible assets		(44,366)	6,892
Share-based payment		33,148	19,347
Post-employment benefits		147,469	160,645
Net interest income		261,895	328,146
Losses(gains) on foreign currency translation		(298,333)	209,883
Other expense(income)		47,666	(166)

		645,381	1,107,548

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss		531,540	(1,318,418)
Derivative financial instrument		(2,809)	24,234
Loans		(16,559,476)	(13,153,549)
Deffered income tax assets		10,730	5,494
Current income tax assets		84,257	(84,466)
Other assets		(2,714,221)	2,384,321
Financial liabilities at fair value through profit or loss		953	3,746
Deposits		17,399,162	10,859,333
Deferred income tax liabilities		32,194	(128,886)
Other liabilities		(1,336,412)	1,148,229

		(2,554,082)	(259,962)

Net cash inflow from operating activities		354,215	1,815,352

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes		(3,222)	509
Disposal of financial investments		33,834,099	25,777,299
Acquisition of financial investments		(39,976,314)	(28,160,016)
Disposal of investments in associates and subsidiaries		67,406	65,866
Acquisition of investments in associates and subsidiaries		(34,968)	(64,553)
Disposal of property and equipment		(58)	642
Acquisition of property and equipment		(215,674)	(348,650)
Disposal of intangible assets		233	4,166
Acquisition of intangible assets		(50,575)	(73,032)
Net cash flows due to convert a subsidiary into a branch		10,245	—
Others		209,866	55,034

Net cash outflow from investing activities		(6,158,962)	(2,742,735)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes		5,804	21,118
Net increase in debts		834,750	1,416,105
Increase in debentures		9,696,468	4,495,976
Decrease in debentures		(5,395,942)	(6,322,089)
Payment of dividends		(359,493)	(380,521)
Net increase in other payables from trust accounts		540,071	1,670,611
Others		148,314	(24,706)

Net cash inflow from financing activities		5,469,972	876,494

Exchange gains(losses) on cash and cash equivalents		(192,893)	73,971

Net increase(decrease) in cash and cash equivalents		(527,668)	23,082
Cash and cash equivalents at the beginning of the year	36	6,037,514	6,014,432

Cash and cash equivalents at the end of the year	36	5,509,846	6,037,514

The accompanying notes are an integral part of these separate financial statements.

6

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd. on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd. a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX,” formerly Korea Stock Exchange) in September 1994. As a result of the merger with H&CB, the shareholder of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As at December 31, 2017, the Bank’s paid-in capital is ~~W~~2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, and other relevant businesses. As at December 31, 2017, the Bank operates 1,062 domestic branches and offices, and five overseas branches (excluding five subsidiaries and three offices).

7

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language (Hangul) in accordance with Korean IFRS. The accompanying separate financial statements have been condensed, restructured and translated into English from the Korean language financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. These are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. It also requires management to exercise judgment in the process of applying the Bank’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the separate financial statements are disclosed in Note 2.4.

The Bank has prepared the separate financial statements in accordance with Korean IFRS 1027 Separate Financial Statements.

The Bank newly applied the following amended and enacted standards and interpretations for the annual period beginning on January 1, 2017, and this application does not have a material impact on the separate financial statements.

•	Amendments to Korean IFRS 1007 Statement of Cash Flows(Note 36)

•	Amendments to Korean IFRS 1012 Income Tax

•	Amendments to Korean IFRS 1112 Disclosure of Interests in Other Entities: Exemption for consolidation of investee

Also, new standards and interpretations issued but not effective for the financial period beginning January 1, 2017, and not early adopted are as follows:

•	Amendments to Korean IFRS 1028 Investments in Associates and Joint Ventures

When an investment in an associate or a joint venture is held by, or it held indirectly through, an entity that is a venture capital organization, or a mutual fund and similar entities, the entity may elect to measure that investment at fair value through profit or loss. The amendments clarify that an entity shall make this election separately for each associate of joint venture, at initial recognition of the associate or joint venture. These amendments will be applied retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Bank does not expect the amendments to have a significant impact on the financial statements because the Bank is not a venture capital organization.

8

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	Amendment to Korean IFRS 1040 Transfers of Investment Property

Paragraph 57 of Korean IFRS 1040 clarifies that a transfer to, or from, investment property, including property under construction, can only be made if there has been a change in use that is supported by evidence, and provides a list of circumstances as examples. The amendment will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted.

•	Amendments to Korean IFRS 1102 Share-based Payment

This amendment clarifies accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled and also clarifies that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award. These amendments will be applied retrospectively for annual periods beginning on or after January 1, 2018, and early adoption is permitted. The Bank does not expect the amendment to have a significant impact on the separate financial statements.

•	Enactments of Interpretation 2122 Foreign Currency Transactions and Advance Consideration

According to these enactments, the date of the transaction for the purpose of determining the exchange rate to use on initial recognition of the related asset, expense or income (or part of it) is the date on which an entity initially recognizes the non-monetary asset or non-monetary liability arising from the payment or receipt of advance consideration. If there are multiple payments or receipts in advance, the entity shall determine a date of the transaction for each payment or receipt of advance consideration. These enactments will be effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The Bank does not expect the enactments to have a significant impact on the consolidated financial statements.

•	Enactments of Korean IFRS 1109 Financial Instruments

The new standard for financial instruments issued on September 25, 2015 is effective for annual periods beginning on or after January 1, 2018 with early application permitted. This standard will replace Korean IFRS 1039 Financial Instruments: Recognition and Measurement. The Bank will apply the standards for annual periods beginning on or after January 1, 2018.

The standard requires retrospective application with some exceptions. For example, the entity is not required to restate prior periods in relation to classification and measurement (including impairment) of financial instruments. The standard requires prospective application of its hedge accounting requirements for all hedging relationships except the accounting for time value of options and other exceptions.

Korean IFRS 1109 Financial Instruments requires all financial assets to be classified and measured on the basis of the entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model, an expected credit loss model, is introduced and any subsequent changes in expected credit losses will be recognized in profit or loss. Also, hedge accounting rules are amended to extend the hedging relationship, which consists only of eligible hedging instruments and hedged items, qualifies for hedge accounting.

9

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

An effective implementation of Korean IFRS 1109 requires preparation processes including financial impact assessment, accounting policy establishment, accounting system development and the system stabilization. The impact on the Bank’s financial statements due to the application of the standard is dependent on judgements made in applying the standard, financial instruments held by the Bank and macroeconomic variables.

Within the Bank, Korean IFRS 1109 Task Force Team (‘TFT’) has been set up to prepare for implementation of Korean IFRS 1109 since October 2015. There are three stages for implementation of Korean IFRS 1109, such as analysis, design and implementation, and preparation for application. The Bank is analyzing financial impacts of Korean IFRS 1109 on its separate financial statements.

Stage	Period	Process
1	From Oct. to Dec. 2015 (for 3 months)	Analysis of GAAP differences and development of methodology

2	From Jan. to Dec. 2016 (for 12 months)	Development of methodology, definition of business requirement, and the system development and test.

3	From Jan. 2017 to Mar. 2018 (for 15 months)	Preparation for opening balances of the financial statements

The Bank performed an impact assessment to identify potential financial effects of applying Korean IFRS 1109. The assessment was performed based on available information as at December 31, 2017, and the results of the assessment are explained as below. The results from financial impact assessment as at December 31, 2017 may change due to additional information that the Bank may obtain after the assessment.

(a) Classification and Measurement of Financial Assets

When implementing Korean IFRS 1109, the classification of financial assets will be driven by the Bank’s business model for managing the financial assets and contractual terms of cash flow. The following table shows the classification of financial assets measured subsequently at amortized cost, at fair value through other comprehensive income and at fair value through profit or loss. If a hybrid contract contains a host that is a financial asset, the classification of the hybrid contract shall be determined for the entire contract without separating the embedded derivative.

10

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Contractual cash flows characteristics

Business model	Solely represent payments of principal and interest	All other

Hold the financial asset for the collection of the contractual cash flows	Measured at amortized cost [1]	Recognized at fair value through profit or loss [2]
Hold the financial asset for the collection of the contractual cash flows and trading	Recognized at fair value through other comprehensive income [1]
Hold for trading	Recognized at fair value through profit or loss

[1]	A designation at fair value through profit or loss is allowed only if such designation mitigates an accounting mismatch (irrevocable).
[2]	Equity investments not held for trading can be recorded in other comprehensive income (irrevocable).

With the implementation of Korean IFRS 1109, the criteria to classify the financial assets at amortized cost or at fair value through other comprehensive income are more strictly applied than the criteria applied with Korean IFRS 1039. Accordingly, the financial assets at fair value through profit or loss may increase by implementing Korean IFRS 1109 and may result in an increased fluctuation in profit or loss.

The following table presents the impact of the change in classification and measurement of financial instrument (including derivatives) held by the Bank as at December 31, 2017, using the financial instrument accounting system developed by the Bank with applying Korean IFRS 1109.

11

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
Classification in accordance with		Balance in accordance with[1]
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039	Korean IFRS 1109
Loans and Receivables
Cash and due from financial institutions	Measured at amortized cost	14,628,439	12,720,331
	Recognized at fair value through profit or loss	—	1,908,070
Loans	Measured at amortized cost	250,119,240	249,699,793
	Recognized at fair value through profit or loss[2]	—	132,722
Other financial assets	Measured at amortized cost	6,303,303	6,298,414

		271,050,982	270,759,330

Financial assets at fair value through profit or loss
Equity securities	Recognized at fair value through profit or loss	29,251	—
Debt securities	Recognized at fair value through profit or loss	3,044,008	3,073,259
Others	Recognized at fair value through profit or loss	73,856	73,856
Derivative financial assets	Recognized at fair value through profit or loss	2,531,889	2,514,692
	Derivatives held for hedging	59,071	59,071

		5,738,075	5,720,878

Available-for-sale financial assets
Equity securities	Recognized at fair value through other comprehensive income	6,057,948	1,884,659
	Recognized at fair value through profit or loss	—	23,780
Debt securities	Recognized at fair value through other comprehensive income	27,417,640	24,582,049
	Recognized at fair value through profit or loss	—	4,149,698
	Measured at amortized cost	—	2,839,709
Others	Recognized at fair value through other comprehensive income	500	—
	Recognized at fair value through profit or loss	—	500

		33,476,088	33,480,395

Held-to-maturity financial assets
Debt securities	Measured at amortized cost	8,732,246	8,516,766
	Recognized at fair value through profit or loss	—	212,276

		8,732,246	8,729,042

		318,997,391	318,689,645

[1]	The amount is presented net of allowance for loan losses.
[2]	Loans with conversion right(related assets of ~~W~~123,827 million and liabilities of ~~W~~21,043 million), which were recognized separately in accordance with Korean IFRS 1039, are classified and measured as financial assets at fair value through profit or loss that amount to ~~W~~102,496 million. Also loans of ~~W~~27,242 million measured at amortized cost in accordance with Korean IFRS 1039, which of contractual cash flows do not represent solely payments of principal and interest, are classified and measured as financial assets at fair value through profit or loss that amount to ~~W~~30,226 million.

12

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

In accordance with Korean IFRS 1109, ~~W~~2,253,068 million of loans and receivables and held-to-maturity financial assets measured at amortized cost and ~~W~~4,173,978 million of available-for-sale financial assets as at December 31, 2017 will be classified as at fair value through profit or loss. As a result, the proportion of financial assets at fair value through profit or loss in the total financial assets (including derivatives) of ~~W~~318,689,645 million will increase from 1.80% to 3.81%, accordingly, the Bank expects volatility in profit or loss may be increased due to changes in the fair value of financial assets.

(b) Classification and Measurement of Financial Liabilities

Korean IFRS 1109 requires the amount of the change in the liability’s fair value attributable to changes in the credit risk to be recognized in other comprehensive income, unless this treatment of the credit risk component creates or enlarges a measurement mismatch. Amounts presented in other comprehensive income are not subsequently transferred to profit or loss.

Since some portion of the changes in the fair value of financial liabilities will be recognized in other comprehensive income, which was recognized in profit or loss in Korean IFRS 1039, the profit or loss related to the valuation of financial liabilities may decrease.

Based on results from the impact assessment of Korean IFRS 1109, the Bank expects that the application will have no impact on the financial statements because the Bank had no financial liabilities designated as at fair value through profit or loss as at December 31, 2017.

(c) Impairment: Financial Assets and Contract Assets

Korean IFRS 1109 sets out a new forward looking ‘expected loss’ impairment model which replaces the incurred loss model under Korean IFRS 1039 that impaired assets if there is an objective evidence and applies to:

•	Financial assets measured at amortized cost,

•	Debt investments measured at fair value through other comprehensive income

•	Lease receivables, and

•	Certain loan commitments and financial guaranteed contracts.

Under Korean IFRS 1109 ‘expected loss’ model, a credit event (or impairment ‘trigger’) no longer has to occur before credit losses are recognized. The Bank will always recognize (at a minimum) 12-month expected credit losses in profit or loss. Lifetime expected losses will be recognized on assets for which there is a significant increase in credit risk after initial recognition.

Stage		Loss allowance
1	No significant increase in credit risk after initial recognition	12-month expected credit losses (expected credit losses that result from those default events on the financial instrument that are possible within 12 months after the reporting date)

2	Significant increase in credit risk after initial recognition	Lifetime expected credit losses (expected credit losses that result from all possible default events over the life of the financial instrument)

3	Credit-impaired

13

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Under Korean IFRS 1109, the asset that is credit-impaired at initial recognition would recognize all changes in lifetime expected credit losses since the initial recognition as a loss allowance with any changes recognized in profit or loss.

Based on results from the impact assessment, the balances subject to loss allowances and the loss allowance amounts under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)
Classification in accordance with		Loss allowance in accordance with		Changes
Korean IFRS 1039	Korean IFRS 1109	Korean IFRS 1039	Korean IFRS 1109
Allowance for credit loss
Loans and receivables
Due from Financial institutions	Measured at amortized cost	—	38	38
Loans	Measured at amortized cost	1,352,458	1,639,651	287,193
	Recognized at fair value through profit or loss[2]	35,608	—	(35,608)
Other financial assets	Measured at amortized cost	49,440	52,704	3,264
Financial assets at fair value through profit or loss
Debt securities	Recognized at fair value through other comprehensive income	—	1,564	1,564
	Measured at amortized cost	—	176	176
Available-for-sale financial assets
Debt securities	Recognized at fair value through other comprehensive income	—	1,200	1,200

		1,437,506	1,695,333	257,827

Provision for unused commitments and non-financial guarantees
Guarantees and unused commitments	Non-financial guarantees and unused commitments	195,068	199,785	4,717

		195,068	199,785	4,717

Provision for financial guarantee contracts
Financial guarantee contracts		1,862	2,218	356

		1,862	2,218	356

14

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Based on results from the impact assessment, the balances subject to loss allowances and the loss allowance amounts under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)		Carrying amount
		Balance	Loss allowance in accordance with Korean IFRS 1109
Loans [1]	Stage 1	227,614,963	342,707
	Stage 2	22,207,268	419,170
	Stage 3	1,525,564	885,453
Debt securities / Due from Financial institutions		46,066,181	2,978

		297,413,976	1,650,308

[1]	Balance includes other liabilities which subject to loss allowances in accordance with Korean IFRS 1109.

Based on results from the impact assessment, the amount of the provisions under Korean IFRS 1109 as at December 31, 2017 are as follows:

(In millions of Korean won)		Carrying amount
		Loss allowance in accordance with Korean IFRS 1109
Provisions	Stage 1	115,094
	Stage 2	68,165
	Stage 3	18,744

		202,003

Based on results from the financial impact assessment, the Bank estimated that equity capital ratio in accordance with Basel III standards will be decreased by 0.06%p from 16.01% to 15.95%.

(d) Hedge Accounting

Hedge accounting mechanics (fair value hedges, cash flow hedges and hedge of net investments in a foreign operations) required by Korean IFRS 1039 remains unchanged in Korean IFRS 1109, however, the new hedge accounting rules will align the accounting for hedging instruments more closely with the Bank’s risk management practices. As a general rule, more hedge relationships might be eligible for hedge accounting, as the standard introduces a more principles-based approach.

Korean IFRS 1109 allows more hedging instruments and hedged items to qualify for hedge accounting, and relaxes the hedge accounting requirement by removing two hedge effectiveness tests that are a prospective test to ensure that the hedging relationship is expected to be highly effective and a quantitative retrospective test (within range of 80-125%) to ensure that the hedging relationship has been highly effective throughout the reporting period.

With implementation of Korean IFRS 1109, volatility in profit or loss may be reduced as some items that were not eligible as hedged items or hedging instruments under Korean IFRS 1039 are now eligible under Korean IFRS 1109.

Furthermore, when the Bank first applies Korean IFRS 1109, it may choose as its accounting policy to continue to apply all of the hedge accounting requirements of Korean IFRS 1039 instead of the requirements of Korean IFRS 1109.

15

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As at December 31, 2017, the Bank has not applied additional hedge accounting to risk management activities which did not meet the requirements of hedge accounting under Korean IFRS 1039, that will become applicable with new hedge accounting requirements of Korean IFRS 1109.

•	Enactments of Korean IFRS 1115 Revenue from Contracts with Customers

Korean IFRS 1115 Revenue from Contracts with Customers issued on November 6, 2015 replaces Korean IFRS 1018 Revenue, Korean IFRS 1011 Construction Contracts, Interpretation 2031 Revenue-Barter Transactions Involving Advertising Services, Interpretation 2113 Customer Loyalty Programs, Interpretation 2115 Agreements for the Construction of Real Estate and Interpretation 2118 Transfers of assets from customers.

Korean IFRS 1018 and other, the current standard, provide revenue recognition criteria by type of transactions; such as, sales goods, the rendering of services, interest income, royalty income, dividend income, and construction contracts. However, Korean IFRS 1115, the new standard, is based on the principle that revenue is recognized when control of a good or service transfers to a customer – so the notion of control replaces the existing notion of risks and rewards. A new five-step process must be applied before revenue from contract with customer can be recognized:

•	Identify contracts with customers

•	Identify the separate performance obligation

•	Determine the transaction price of the contract

•	Allocate the transaction price to each of the separate performance obligations, and

•	Recognize the revenue as each performance obligation is satisfied.

As at December 31, 2017, for the preparation of implementing Korean IFRS 1115, the Bank formed a task force team consist of members from accounting departments, and also other practical departments if necessary. The Bank performed an impact assessment to identify potential financial effects of applying Korean IFRS 1115. The assessment was performed based on available information as at December 31, 2017, and the Bank expects that the application of Korean IFRS 1115 will not have material impact on the financial statements. The results of the assessment as at December 31, 2017 may change due to additional information that the Bank may obtain after the assessment.

•	Enactments of Korean IFRS 1116 Leases

Korean IFRS 1116 Leases issued on May 22, 2017 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. This standard will replace Korean IFRS 1017 Leases, Interpretation 2104 Determining whether an Arrangement contains a Lease, Interpretation 2015 Operating Leases-Incentives, and Interpretation 2027 Evaluating the Substance of Transactions Involving the Legal Form of a Lease.

16

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

At inception of a contract, the Bank shall assess whether the contract is, or contains, a lease. Also, at the date of initial application, the Bank shall assess whether the contract is, or contains, a lease in accordance with the standard. However, the Bank will not need to reassess all contracts with applying the practical expedient because the Bank elected to apply the practical expedient only to contracts entered before the date of initial application.

For a contract that is, or contains, a lease, the entity shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee is required to recognize a right-of-use asset representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. The lessee may elect not to apply the requirements to short-term lease (a lease term of 12 months or less at the commencement date) and low value assets (e.g. underlying assets below $ 5,000). In addition, as a practical expedient, the lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

Accounting for the Bank, as a lessor, will not significantly change in comparison of Korean IFRS 1017.

The Bank is analyzing the financial impact of the adoption of Korean IFRS 1116 on its financial statements.

2.2 Measurement Basis

The separate financial statements have been prepared under the historical cost convention unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (the “functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency. Refer to Notes 3.2.

2.4 Critical Accounting Estimates

The preparation of separate financial statements requires the application of accounting policies, certain critical accounting estimates and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses). Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment at the reporting date are different from the actual environment.

Estimates and assumptions are continually evaluated and any change in an accounting estimate is recognized prospectively by including it in profit or loss in the period of the change, if the change affects that period only. Alternatively if the change in accounting estimate affects both the period of change and future periods, that change is recognized in the profit or loss of all those periods.

17

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Uncertainty in estimates and assumptions with significant risk that may result in material adjustment to the separate financial statements are as follows:

2.4.1 Income Taxes

The Bank is operating in numerous countries and the income generated from these operations is subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain.

If a certain portion of the taxable income is not used for investments, increase in wages, or dividends in accordance with the Tax System For Recirculation of Corporate Income, the Bank is liable to pay additional income tax calculated based on the tax laws. The new tax system is effective for three years from 2015. Accordingly, the measurement of current and deferred income tax is affected by the tax effects from the new system. As the Bank’s income tax is dependent on the investments, increase in wages and dividends, there exists uncertainty with regard to measuring the final tax effects.

2.4.2 Fair Value of Financial Instruments

The fair value of financial instruments that are not traded in an active market is determined by using valuation techniques. The Bank uses its judgment to select a variety of methods and make assumptions that are mainly based on market conditions existing at the end of each reporting period. Refer to Note 6 for details on valuation techniques and inputs used to determine the fair value of financial instruments.

2.4.3 Provisions for Credit Losses (allowances for loan losses, provisions for acceptances and guarantees, and unused loan commitments)

The Bank determines and recognizes allowances for losses on loans through impairment testing and recognizes provisions for guarantees, and unused loan commitments. The accuracy of provisions for credit losses is determined by the methodology and assumptions used for estimating expected cash flows of the borrower for individually assessed allowances of loans, collectively assessed allowances for groups of loans, guarantees and unused loan commitments.

2.4.4 Net Defined Benefit Liability

The present value of net defined benefit liability depends on a number of factors that are determined on an actuarial basis using a number of assumptions (Note 23).

2.4.5 Estimated Impairment of Goodwill

The Bank tests annually whether goodwill has suffered any impairment. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations (Note 15).

18

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3. Significant Accounting Policies

The significant accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all periods presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence in the financial and operating policy decisions. If the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls another entity. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS 1027. Beneficiary certificates in private equity fund which is consolidated is classified as available-for-sale financial assets in accordance with Korean IFRS 1039, and accounted for at fair value method in accordance with Korean IFRS 1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying value and recognizes the amount as ‘non-operating income(expense)’ in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign Currency Transactions and Balances

A foreign currency transaction is recorded, on initial recognition in the functional currency, by applying the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the spot exchange rates at the date when the fair value was determined and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the spot exchange rate at the date of the transaction. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition during the period or in previous financial statements are recognized in profit or loss in the period in which they arise. When gains or losses on a non-monetary item are recognized in other comprehensive income, any exchange component of those gains or losses are also recognized in other comprehensive income. Conversely, when gains or losses on a non-monetary item are recognized in profit or loss, any exchange component of those gains or losses are also recognized in profit or loss.

19

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.2.2 Foreign Operations

The financial performance and financial position of all foreign operations, whose functional currencies differ from the Bank’s presentation currency, are translated into the Bank’s presentation currency using the following procedures.

Assets and liabilities for each statement of financial position presented are translated at the closing rate at the end of the reporting period. Income and expenses in the statement of comprehensive income presented are translated at average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising from the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising from the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gains or losses on disposal are recognized.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial Recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes a party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the financial instruments within the time frame established generally by market regulation or practice) is recognized and derecognized using trade date accounting.

The Bank classifies financial assets as financial assets at fair value through profit or loss, available-for-sale financial assets, held-to-maturity financial assets, or loans and receivables or other financial assets. The Bank classifies financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. The classification depends on the nature and holding purpose of the financial instrument at initial recognition in the separate financial statements.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent Measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

20

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition and adjusted to reflect principal repayments, cumulative amortization using the effective interest method and any reduction (directly or through the use of an allowance account) for impairment or uncollectibility.

Fair value

Fair values, which the Bank primarily uses for the measurement of financial instruments, are the published price quotations based on market prices or dealer price quotations of financial instruments traded in an active market where available. These are the best evidence of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, an entity in the same industry, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If the market for a financial instrument is not active, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable, willing parties, if available, referencing to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (OTC) derivatives such as options, interest rate swaps and currency swaps which are based on the inputs observable in markets. For more complex instruments, the Bank uses internally developed models, which are usually based on valuation methods and techniques generally used within the industry, or a value measured by an independent external valuation institution as the fair values if all or some of the inputs to the valuation models are not market observable and therefore it is necessary to estimate fair value based on certain assumptions.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The review results on the fair valuation models are reported to the Market Risk Management subcommittee by the Fair Value Evaluation Committee on a regular basis.

If the valuation technique does not reflect all factors which market participants would consider in setting a price, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, bid-ask spread, liquidity risk and others.

The chosen valuation technique makes maximum use of market inputs and relies as little as possible on entity-specific inputs. It incorporates all factors that market participants would consider in setting a price and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

21

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The Bank derecognizes a financial asset or a financial liability when, and only when:

Derecognition of financial assets

Financial assets are derecognized when the contractual rights to the cash flows from the financial assets expire or the financial assets have been transferred and substantially all the risks and rewards of ownership of the financial assets are also transferred, or all the risks and rewards of ownership of the financial assets are neither substantially transferred nor retained and the Bank has not retained control. If the Bank neither transfers nor disposes of substantially all the risks and rewards of ownership of the financial assets, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset, but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirely and recognize a financial liability for the consideration received.

Derecognition of financial liabilities

Financial liabilities are derecognized from the statement of financial position when the obligation specified in the contract is discharged, cancelled or expires.

3.3.4 Offsetting

A financial asset and a financial liability are offset and the net amount presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.4 Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value.

3.5 Non-derivative Financial Assets

3.5.1 Financial Assets at Fair Value through Profit or Loss

This category comprises two sub-categories: financial assets classified as held for trading and financial assets designated by the Bank as at fair value through profit or loss upon initial recognition.

22

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

A non-derivative financial asset is classified as held for trading if either:

•	It is acquired for the purpose of selling in the near term, or

•	It is part of a portfolio of identified financial instruments that are managed together and for which there is evidence of a recent actual pattern of short-term profit-taking.

The Bank may designate certain financial assets, other than held for trading, upon initial recognition as at fair value through profit or loss when one of the following conditions is met:

•	It eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as ‘an accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

•	A group of financial assets is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy, and information about the group is provided internally on that basis to the Bank’s key management personnel.

•	A contract contains one or more embedded derivatives; the Bank may designate the entire hybrid (combined) contract as a financial asset at fair value through profit or loss if allowed by Korean IFRS 1039 Financial Instruments: Recognition and measurement.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in the fair value are recognized in profit or loss. Interest income, dividend income, and gains or losses from sale and repayment from financial assets at fair value through profit or loss are recognized in the statement of comprehensive income as net gains on financial instruments at fair value through profit or loss.

3.5.2 Financial Investments

Available-for-sale and held-to-maturity financial assets are presented as financial investments.

Available-for-sale financial assets

Profit or loss of financial assets classified as available for sale, except for impairment loss and foreign exchange gains and losses resulting from changes in amortized cost of debt securities, is recognized as other comprehensive income, and cumulative profit or loss is reclassified from equity to profit or loss at the derecognition of the financial asset, and it is recognized as part of other operating profit or loss in the statement of comprehensive income.

However, interest income measured using the effective interest method is recognized in current profit or loss, and dividends of financial assets classified as available-for-sale are recognized when the right to receive payment is established.

Available-for-sale financial assets denominated in foreign currencies are translated at the closing rate. For available-for-sale debt securities denominated in foreign currency, exchange differences resulting from changes in amortized cost are recognized in profit or loss as part of other operating income and expenses. For available-for-sale equity securities denominated in foreign currency, the entire change in fair value including any exchange component is recognized in other comprehensive income.

23

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Held-to-maturity financial assets

Held-to-maturity financial assets are non-derivative financial assets with fixed or determinable payments and fixed maturity that the Bank’s management has the positive intention and ability to hold to maturity. Held-to-maturity financial assets are subsequently measured at amortized cost using the effective interest method after initial recognition and interest income is recognized using the effective interest method.

3.5.3 Loans and Receivables

Non-derivative financial assets which meet all of following conditions are classified as loans and receivables:

•	Those with fixed or determinable payments.

•	Those that are not quoted in an active market.

•	Those that the Bank does not intend to sell immediately or in the near term.

•	Those that the Bank, upon initial recognition, does not designate as available-for-sale or as at fair value through profit or loss.

After initial recognition, these are subsequently measured at amortized cost using the effective interest method.

If the financial asset is purchased under an agreement to resale the asset at a fixed price or at a price that provides a lender’s return on the purchase price, the consideration paid is recognized as loans and receivables.

3.6 Impairment of Financial Assets

The Bank assesses at the end of each reporting period whether there is any objective evidence that a financial asset or group of financial assets except for financial assets at fair value through profit or loss is impaired. A financial asset or a group of financial assets is impaired and impairment losses are incurred, if and only if, there is an objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated. However, losses expected as a result of future events, no matter how likely, are not recognized.

Objective evidence that a financial asset or group of assets is impaired includes the following loss events:

•	Significant financial difficulty of the issuer or obligor.

•	A breach of contract, such as a default or delinquency in interest or principal payments.

•	The lender, for economic or legal reasons relating to the borrower’s financial difficulty, granting to the borrower a concession that the lender would not otherwise consider.

•	It becomes probable that the borrower will declare bankruptcy or undergo financial reorganization.

•	The disappearance of an active market for that financial asset because of financial difficulties.

•	Observable data indicating that there is a measurable decrease in the estimated future cash flows from a group of financial assets since the initial recognition of those assets, although the decrease cannot yet be identified with the individual financial assets in the portfolio.

24

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

In addition to the types of events in the preceding paragraphs, objective evidence of impairment for an investment in an equity instrument classified as an available-for-sale financial asset includes a significant or prolonged decline in the fair value below its cost. The Bank considers the decline in the fair value of over 30% against the original cost as a “significant decline”. A decline is considered as prolonged if the period, in which the fair value of the financial asset has been below its original cost at initial recognition, is same as or more than six months.

If there is an objective evidence that an impairment loss has been incurred, the amount of the loss is measured and recognized in profit or loss as either provisions for credit loss or other operating income and expenses.

3.6.1 Loans and Receivables

If there is an objective evidence that an impairment loss on loans and receivables carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate.

The Bank first assesses whether an objective evidence of impairment exists individually for financial assets that are individually significant (individual assessment of impairment), and individually or collectively for financial assets that are not individually significant.

If the Bank determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment (collective assessment of impairment).

Individual assessment of impairment

Individual assessment of impairment losses are calculated by discounting the expected future cash flows of a loan at its original effective interest rate and comparing the resultant present value with the loan’s current carrying amount. This process normally encompasses management’s best estimate, such as operating cash flow of the borrower and net realizable value of any collateral held.

Collective assessment of impairment

A methodology based on historical loss experience is used to estimate inherent incurred loss on groups of assets for collective assessment of impairment. Such methodology incorporates factors such as type of collateral, product and borrowers, credit rating, loss emergence period, recovery period and applies probability of default on a group of assets and loss given default by type of recovery method. Also, consistent assumptions are applied to form a formula-based model in estimating inherent loss and to determine factors on the basis of historical loss experience and current condition. The methodology and assumptions used for collective assessment of impairment are reviewed regularly to reduce any differences between loss estimates and actual loss experience.

25

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Impairment loss on loans reduces the carrying amount of the asset through use of an allowance account, and when a loan becomes uncollectable, it is written off against the related allowance account. If, in a subsequent period, the amount of the impairment loss decreases and is objectively related to the subsequent event after recognition of impairment, the previously recognized impairment loss is reversed by adjusting the allowance account. The amount of the reversal is recognized in profit or loss.

3.6.2 Available-For-Sale Financial Assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is an objective evidence that the asset is impaired, the cumulative loss (the difference between the acquisition cost and current fair value, less any impairment loss on that financial asset previously recognized in profit or loss) that had been recognized in other comprehensive income is reclassified from equity to profit or loss as part of other operating income and expenses. The impairment loss on available-for-sale financial assets is directly deducted from the carrying amount.

If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in profit or loss, a portion of the impairment loss is reversed up to but not exceeding the previously recorded impairment loss, with the amount of the reversal recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income. However, impairment losses recognized in profit or loss for an available-for-sale equity instrument classified as available for sale are not reversed through profit or loss.

3.6.3 Held-to-Maturity Financial Assets

If there is an objective evidence that an impairment loss on held-to-maturity financial assets carried at amortized cost has been incurred, the amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. The amount of the loss is recognized in profit or loss as part of other operating income and expenses. The impairment loss on held-to-maturity financial assets is directly deducted from the carrying amount.

In the case of a financial asset classified as held to maturity, if, in a subsequent period, the amount of the impairment loss decreases and it is objectively related to an event occurring after the impairment is recognized, a portion of the previously recognized impairment loss is reversed up to but not exceeding the extent of amortized cost at the date of recovery. The amount of reversal is recognized in profit or loss as part of other operating income and expenses in the statement of comprehensive income.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps and others for trading purposes or to manage its exposures to fluctuations in interest rates and currency exchange, amongst others. The Bank’s derivative operations focus on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments within the separate financial statements irrespective of transaction purpose and subsequent measurement requirement.

26

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Bank designates certain derivatives and non-derivatives as hedging instruments to hedge the risk of changes in fair value and cash flow of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge and cash flow hedge).

At the inception of the hedge, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. That documentation includes identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how the entity will assess the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedged item’s fair value attributable to the hedged risk.

3.7.1 Derivative Financial Instruments Held for Trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from a change in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Fair Value Hedges

If derivatives and non- derivatives qualify for a fair value hedge, the change in fair value of the hedging instrument and the change in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income and expenses. Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is fully amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Cash Flow Hedges

The effective portion of changes in fair value of derivatives that are designated and qualify as cash flow hedges is recognized in other comprehensive income and the ineffective portion is recognized in gain or loss. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affects profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedge no longer meets the criteria for hedge accounting or the Bank revokes the designation. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the year in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that had been recognized in other comprehensive income are immediately reclassified to profit or loss.

27

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.7.4 Embedded Derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract and a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and the hybrid (combined) instrument is not measured at fair value with changes in fair value recognized in profit or loss. Gains or losses arising from a change in the fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.5 Day One Gain and Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of the financial instrument, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instrument is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income and expenses.

3.8 Property and Equipment

3.8.1 Recognition and Measurement

All property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred.

3.8.2 Depreciation

Land is not depreciated whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value. As for leased assets, if there is no reasonable certainty that the Bank will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.

28

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The depreciation methods and estimated useful lives of the assets are as follows:

Property and equipment	Depreciation method	Estimated useful lives
Buildings and structures	Straight-line	40 years
Leasehold improvements	Declining-balance	4 years
Equipment and vehicles	Declining-balance	4 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and Measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful lives of the assets are as follows:

Investment Properties	Depreciation method	Estimated useful lives
Buildings	Straight-line	40 years

The residual value, the useful life and the depreciation method applied to an asset are reviewed at least at each financial year end and, if expectations differ from previous estimates or if there has been a significant change in the expected pattern of consumption of the future economic benefits embodied in the asset, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful economic life since the asset is available for use.

29

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Intangible assets	Amortization method	Estimated useful lives
Industrial property rights	Straight-line	5~10 years
Software	Straight-line	4 years
Others	Straight-line	2~30 years

The amortization period and the amortization method for intangible assets with a finite useful life are reviewed at least at each financial year end. Where an intangible asset is not being amortized because its useful life is considered to be indefinite, the Bank carries out a review in each accounting period to confirm whether or not events and circumstances still support the assumption of an indefinite useful life. If they do not, the change from the indefinite to finite useful life is accounted for as a change in an accounting estimate.

3.10.1 Goodwill

Recognition and measurement

Goodwill acquired from business combinations before January 1, 2010, is stated at its carrying amount which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the aggregate of the consideration transferred, fair value of non-controlling interest and the acquisition-date fair value of the acquirer’s previously held equity interest in the acquiree over the net identifiable assets acquired and liabilities assumed. If this consideration is lower than the fair value of the net assets of the business acquired, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. However, goodwill that forms part of the carrying amount of an investment in associates is not separately recognized and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent Expenditure

Subsequent expenditure is capitalized only when it enhances values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

30

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.11 Leases

3.11.1 Finance Lease

A lease is classified as a finance lease if it transfers substantially all the risks and rewards incidental to ownership. At the commencement of the lease term, the Bank recognizes finance leases as assets and liabilities in its statements of financial position at amounts equal to the fair value of the leased property or, if lower, the present value of the minimum lease payments, each determined at the inception of the lease. Any initial direct costs of the lessee are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability. The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability. Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the Bank adopts for depreciable assets that are owned. If there is reasonable certainty that the lessee will obtain ownership by the end of the lease term, the period of expected use is the useful life of the asset; otherwise, the asset is fully depreciated over the shorter of the lease term and its useful life.

3.11.2 Operating Lease

A lease is classified as an operating lease if it does not transfer substantially all the risks and rewards incidental to ownership.

Leases in the financial statements of lessees

Lease payments under an operating lease (net of any incentives received from the lessor) are recognized as an expense on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern of the asset’s benefit.

Leases in the financial statements of lessors

Lease income from operating leases are recognized in income on a straight-line basis over the lease term unless another systematic basis is more representative of the time pattern in which use benefit derived from the leased asset is diminished. Initial direct costs incurred by the lessors in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense over the lease term on the same basis as the lease income.

31

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.12 Greenhouse Gas Emission Rights and Liabilities

The Bank measured at zero the emission rights received free of charge from the government following the Enforcement of Allocation and Trading of Greenhouse Gas Emissions Allowances. Emission rights purchased are measured initially at cost and subsequently carried at their costs less any accumulated impairment losses. Emission liabilities are measured as the sum of the carrying amount of emission allowances held by the Bank and best estimate of the expenditure required to settle the obligation for any excess emissions at the end of reporting period. The emission rights and liabilities are classified as ‘intangible assets’ and ‘provisions’, respectively, in the separate statement of financial position.

The emission rights held for trading are measured at fair value and the changes in fair value are recognized in profit or loss. The changes in fair value and gain or loss on disposal are classified as non-operating income and expenses.

3.13 Impairment of Non-Financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (i) deferred income tax assets, (ii) assets arising from employee benefits and (iii) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (i) goodwill acquired in a business combination, (ii) intangible assets with an indefinite useful life and (iii) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs (the asset’s cash-generating unit). A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs to sell and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that are expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

32

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.14 Non-Current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For being qualified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of its carrying amount and fair value less costs to sell which is measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale.

A non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale is not depreciated (or amortized).

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gains are recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.15 Financial Liabilities at Fair Value through Profit or Loss

Financial liabilities at fair value through profit or loss are financial liabilities held for trading. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value and gains or losses arising from changes in the fair value, and gains or losses from sale and repayment of financial liabilities at fair value through profit or loss are recognized as net gains on financial instruments at fair value through profit or loss in the statement of comprehensive income.

3.16 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of provisions, and where the effect of the time value of money is material, the amount of provisions are the present value of the expenditures expected to be required to settle the obligation.

33

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Provisions on confirmed and unconfirmed acceptances and guarantees, unfunded commitments of credit cards and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, probability of default, and loss given default.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions. An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the minimum net cost to exit from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it.

3.17 Financial Guarantee Contracts

A financial guarantee contract is a contract that requires the Bank to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due according to the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS 1037 Provisions, Contingent Liabilities and Contingent Assets, and

•	The initial amount recognized, less, when appropriate, cumulative amortization recognized in accordance with Korean IFRS 1018 Revenue.

3.18 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares are deducted, net of tax, from the equity.

3.19 Revenue Recognition

3.19.1 Interest Income and Expense

Interest income and expense are recognized using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability (or groups of financial assets or financial liabilities) and of allocating the interest income or interest expense over the relevant period.

34

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the net carrying amount of the financial asset or financial liability. When calculating the effective interest rate, the Bank estimates cash flows considering all contractual terms of the financial instrument but does not consider future credit losses. The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to estimate reliably the cash flows or the expected life of a financial instrument (or group of financial instruments), the Bank uses the contractual cash flows over the full contractual term of the financial instrument (or group of financial instruments).

Interest on impaired financial assets is recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

3.19.2 Fee and Commission Income

The Bank recognizes financial service fees in accordance with the accounting standard of the financial instrument related to the fees earned.

Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents and closing the transaction and origination fees received on issuing financial liabilities measured at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

Fees earned as services are provided

Such fees are recognized as revenue as the services are provided. The fees include fees charged for servicing a financial instrument and charged for managing investments.

Fees that are earned on the execution of a significant act

Such fees are recognized as revenue when the significant act has been completed.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging transfer and acquisition of business is recognized as revenue when the transaction has been completed.

A syndication fee received by the Bank that arranges a loan and retains no part of the loan package for itself (or retains a part at the same effective interest rate for comparable risk as other participants) is compensation for the service of syndication. Such a fee is recognized as revenue when the syndication has been completed.

35

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.19.3 Dividend Income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income from financial assets at fair value through profit or loss and financial investment is recognized in profit or loss as part of net gains on financial assets at fair value through profit or loss and other operating income and expenses, respectively.

3.20 Employee Compensation and Benefits

3.20.1 Post-employment Benefits:

Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by independent actuaries using the Projected Unit Credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.

When the total of the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation, which arises when the Bank introduces a defined benefit plan or changes the benefits of an existing defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

Defined contribution plans

The contributions are recognized as employee benefit expense when they are due.

3.20.2 Short-term Employee Benefits

Short-term employee benefits are employee benefits (other than termination benefits) that are due to be settled within 12 months after the end of the period in which the employees render the related service. The undiscounted amount of short-term employee benefits expected to be paid in exchange for that service is recognized as a liability (accrued expense), after deducting any amount already paid.

The expected cost of profit-sharing and bonus payments are recognized as liabilities when the Bank has a present legal or constructive obligation to make such payments as a result of past events rendered by employees and a reliable estimate of the obligation can be made.

36

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.20.3 Share-based Payment

The Bank has share grant and mileage stock programs to directors and employees of the Bank. The Bank has a choice of whether to settle share grant in cash or by issuing equity instruments of KB Financial Group Inc.,the ultimate parent company, at the date of settlement, while the Bank shall settle the mileage stock in cash based on the stock price.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank determines that it has a present obligation to settle in cash because the Bank has a past practice and a stated policy of settling in cash. Therefore, the fair value of the employee service is recognized as expense and accrued expenses over the vesting period. Also, the Bank accounts for the mileage stock in accordance with the requirements of cash-settled share-based payment transactions, and recognizes the corresponding liability and expenses at the vesting period.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss for the period.

3.20.4 Termination Benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Bank shall recognize a liability and expense for termination benefits at the earlier of the following dates: when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS 1037 and involves the payment of termination benefits. Termination benefits are measured by considering the number of employees expected to accept the offer in the case of a voluntary early retirement. Termination benefits over 12 months after the reporting period are discounted to present value.

3.21 Income Tax Expenses

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income tax are recognized as income or expense for the period, except to the extent that the tax arises from a transaction or an event which is recognized, in the same or a different period outside profit or loss, either in other comprehensive income or directly in equity and a business combination.

3.21.1 Current income tax

Current income tax is the amount of income tax payable in respect of the taxable profit (loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period, but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities (assets) for the current and prior periods are measured at the amount expected to be paid to (recovered from) the taxation authorities, using the tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

37

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to set off the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.21.2 Deferred Income Tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax based amount of assets and liabilities and their carrying amount in the separate financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred tax assets and liabilities shall be measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets shall reflect the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities when the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities; and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity; or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.21.3 Uncertain Tax Positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, a claim for rectification brought by the Bank, or an appeal for a refund claimed from the tax authorities related to additional assessments. The Bank recognizes its uncertain tax positions in the separate financial statements based on the guidance in Korean IFRS 1012. The income tax asset is recognized if a tax refund is probable for taxes paid and levied by the tax authority. However, additional tax and additional dues on tax refund are recognized in accordance with Korean IFRS 1037 as its economic substances are considered as interest or penalties.

38

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

3.22 Transactions with the Trust Accounts

Under the Financial Investment Services and Capital Markets Act, the Bank recognizes trust accounts (“the trust accounts”) as separate. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.23 Operating Segments

Operating segments are components of the Bank where separate financial information is available and is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance.

Segment information includes items which are directly attributable and reasonably allocated to the segment.

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of Financial Risk Management Policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to, including the objectives, policies and processes for managing the risks, the methods used to measure the risks, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on increasing transparency, developing the risk management environment, preventing transmission of risk to other types of risk, and the preemptive response to risk due to rapid changes in the financial environment to support the Bank’s long-term strategy and business decisions efficiently. Credit risk, market risk, liquidity risk, and operational risk have been recognized as the Bank’s key risks. These risks are measured in Internal Capital or Value at Risk (VaR) and are managed using a statistical method.

39

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.1.2 Risk Management Organization

Risk Management Committee

The Risk Management Committee establishes risk management strategies in accordance with the directives of the Board of Directors and determines the Bank’s target risk appetite, approves significant risk matters and reviews the level of risks that the Bank is exposed to and the appropriateness of the Bank’s risk management operations as an ultimate decision-making authority.

Risk Management Council

The Risk Management Council is a consultative group which reviews and makes decisions on matters delegated by the Risk Management Committee and establishes policies and procedures for risk management of the Bank.

Risk Management Subcommittee

The Risk Management Subcommittee enforces decisions made by Risk Management Council, and makes practical decisions to implement risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee approves exotic and hybrid products accompanying credit risk and reviews newly developed products accompanying credit risk. Also, it reviews and approves the exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee reviews and makes decisions on setting risk limits and approving the standard for investments in newly developed standard, exotic and hybrid products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Bank’s operational risk relating to establishment, amendment and abolition of major system, process and others.

Risk Management Group

The Risk Management Group is responsible for managing specific policies, procedures and work processes relating to the Bank’s risk management.

4.2 Credit Risk

4.2.1 Overview of Credit Risk

Credit risk is the risk of possible losses in an asset portfolio in the event of a counterparty’s default, breach of contract and deterioration in the credit quality of the counterparty. For risk management reporting purposes, the individual borrower’s default risk, country risk, specific risks and other credit risk exposure components are considered as a whole.

40

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.2.2 Credit Risk Management

The Bank measures expected losses and internal capital on assets that are subject to credit risk management whether on- or off-balance sheet items and uses expected losses and internal capital as a management indicator. The Bank manages credit risk by allocating credit risk internal capital limits.

In addition, the Bank controls the credit concentration risk exposure by applying and managing total exposure limits to prevent an excessive risk concentration to each industry and borrower.

The Bank has organized a credit risk management group that focuses on credit risk management in accordance with the Bank’s credit risk management policy. The Bank’s credit group, retail customer group and SME/SOHO customer group, which are independent from the sales department, are responsible for loan policy, loan limit, loan review, credit evaluation, restructuring and subsequent events. The credit risk management group is also responsible for planning risk management policy, applying limits of credit lines, measuring the credit risk internal capital, adjusting credit limits, reviewing credit and verifying credit evaluation models

4.2.3 Maximum Exposure to Credit Risk

The Bank’s maximum exposures of financial instruments, excluding equity securities, to credit risk without consideration of collateral values as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Financial assets
Due from financial institutions	12,034,350	11,211,865
Financial assets at fair value through profit or loss
Financial assets held for trading[1]	3,117,864	3,655,129
Derivatives financial assets	2,590,960	2,797,145
Loans[2]	250,119,240	235,204,056
Financial investments
Available-for-sale financial assets	27,417,640	21,592,815
Held-to-maturity financial assets	8,732,246	8,427,498
Other financial assets[2]	6,303,303	4,961,260

	310,315,603	287,849,768

Off-balance sheet items
Acceptances and guarantees contracts	6,965,502	7,540,345
Financial guarantee contracts	4,135,402	4,334,112
Commitments	50,785,020	54,590,025

	61,885,924	66,464,482

	372,201,527	354,314,250

[1]	The amounts of ~~W~~73,856 million and ~~W~~72,349 million as at December 31, 2017 and 2016, respectively, related to financial instruments indexed to the price of gold are included.
[2]	Loans and other financial assets are presented net of allowance for loan losses.

41

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.2.4 Credit Risk of Loans

The Bank maintains an allowance for loan losses associated with credit risk on loans to manage its credit risk.

Loans are categorized as follows:

(In millions of Korean won)
	2017
	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Loans
Neither past due nor impaired	129,053,465	99.04	119,839,745	98.88	248,893,210	98.96
Past due but not impaired	863,389	0.66	197,918	0.16	1,061,307	0.42
Impaired	386,240	0.30	1,166,549	0.96	1,552,789	0.62

	130,303,094	100.00	121,204,212	100.00	251,507,306	100.00
Allowances	(318,138)	0.24	(1,069,928)	0.88	(1,388,066)	0.55

Carrying amount	129,984,956		120,134,284		250,119,240

(In millions of Korean won)
	2016
	Retail		Corporate		Total
	Amount	%	Amount	%	Amount	%
Loans
Neither past due nor impaired	122,410,061	98.97	111,545,682	98.63	233,955,743	98.81
Past due but not impaired	823,509	0.67	187,401	0.17	1,010,910	0.43
Impaired	453,314	0.36	1,352,015	1.20	1,805,329	0.76

	123,686,884	100.00	113,085,098	100.00	236,771,982	100.00
Allowances	(332,743)	0.27	(1,235,183)	1.09	(1,567,926)	0.66

Carrying amount	123,354,141		111,849,915		235,204,056

Credit qualities of loans that are neither past due nor impaired are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total
Grade 1	115,146,823	61,524,809	176,671,632
Grade 2	12,537,698	51,891,363	64,429,061
Grade 3	804,043	4,852,801	5,656,844
Grade 4	385,241	1,253,960	1,639,201
Grade 5	179,660	316,812	496,472

	129,053,465	119,839,745	248,893,210

42

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Retail	Corporate	Total
Grade 1	105,878,555	53,442,177	159,320,732
Grade 2	14,292,822	48,959,393	63,252,215
Grade 3	1,519,409	7,188,281	8,707,690
Grade 4	507,938	1,608,931	2,116,869
Grade 5	211,337	346,900	558,237

	122,410,061	111,545,682	233,955,743

Credit qualities of loans graded according to internal credit ratings are as follows:

	Retail	Corporate
Grade 1	1 to 5 grade	AAA to BBB+
Grade 2	6 to 8 grade	BBB to BB
Grade 3	9 to 10 grade	BB- to B
Grade 4	11 grade	B- to CCC
Grade 5	12 grade or under	CC or under

Loans that are past due but not impaired are as follows:

(In millions of Korean won)
	2017
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	734,224	87,845	41,320	863,389
Corporate	154,706	26,654	16,558	197,918

	888,930	114,499	57,878	1,061,307

(In millions of Korean won)
	2016
	1 ~ 29 days	30 ~ 59 days	60 ~ 89 days	Total
Retail	704,032	79,884	39,593	823,509
Corporate	126,377	38,210	22,814	187,401

	830,409	118,094	62,407	1,010,910

Impaired loans are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total
Loans	386,240	1,166,549	1,552,789
Allowances	(126,439)	(756,664)	(883,103)
Individual	—	(670,956)	(670,956)
Collective	(126,439)	(85,708)	(212,147)

	259,801	409,885	669,686

43

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Retail	Corporate	Total
Loans	453,314	1,352,015	1,805,329
Allowances	(146,218)	(879,293)	(1,025,511)
Individual	—	(755,880)	(755,880)
Collective	(146,218)	(123,413)	(269,631)

	307,096	472,722	779,818

A quantification of the extent to which collateral and other credit enhancements mitigate credit risk as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantee	17,257	107,610	198,379	57,326,035	57,649,281
Deposits and savings	10,000	5,375	21,549	1,398,796	1,435,720
Property and equipment	125	456	43	1,931,149	1,931,773
Real estate	96,008	269,021	636,835	145,474,803	146,476,667

	123,390	382,462	856,806	206,130,783	207,493,441

(In millions of Korean won)
	2016
	Impaired Loans		Non-impaired Loans		Total
	Individual	Collective	Past due	Not past due
Guarantee	21,168	118,611	186,762	52,125,100	52,451,641
Deposits and savings	10,000	6,026	25,763	1,383,249	1,425,038
Property and equipment	4,280	1,531	142	1,511,179	1,517,132
Real estate	169,829	313,863	588,573	136,730,392	137,802,657

	205,277	440,031	801,240	191,749,920	193,196,468

4.2.5 Credit Quality of Securities

The financial assets at fair value through profit or loss and financial investments excluding equity securities that are exposed to credit risk as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Securities that are neither past due nor impaired	39,193,894	33,603,093
Impaired securities	—	—

	39,193,894	33,603,093

44

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The credit quality of securities excluding equity securities that are neither past due nor impaired as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	2017
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	2,937,846	106,162	—	—	—	3,044,008
Available-for-sale financial assets	27,284,952	126,939	3,228	2,521	—	27,417,640
Held-to-maturity financial assets	8,732,246	—	—	—	—	8,732,246

	38,955,044	233,101	3,228	2,521	—	39,193,894

(In millions of Korean won)
	2016
	Grade 1	Grade 2	Grade 3	Grade 4	Grade 5	Total
Financial assets held for trading	3,576,671	6,109	—	—	—	3,582,780
Available-for-sale financial assets	21,482,789	110,026	—	—	—	21,592,815
Held-to-maturity financial assets	8,427,498	—	—	—	—	8,427,498

	33,486,958	116,135	—	—	—	33,603,093

The credit qualities of securities excluding equity securities, according to the credit ratings by external rating agencies are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FN	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Debt securities’ credit qualities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit ratings by the three foreign credit rating agencies above.

45

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.2.6 Credit Risk Mitigation of Derivative Financial Instruments

A quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017	2016
Deposits and savings, securities and others	1,198,373	444,170

4.2.7 Credit Risk Concentration Analysis

Details of the Bank’s loans by country as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Retail	Corporate	Total	%	Allowances	Carrying amount
Korea	130,223,811	119,079,878	249,303,689	99.13	(1,367,933)	247,935,756
Japan	539	127,009	127,548	0.05	(6,268)	121,280
United States	—	866,867	866,867	0.34	(1,599)	865,268
China	—	904,660	904,660	0.36	(9,928)	894,732
Others	78,744	225,798	304,542	0.12	(2,338)	302,204

Total	130,303,094	121,204,212	251,507,306	100.00	(1,388,066)	250,119,240

(In millions of Korean won)
	2016
	Retail	Corporate	Total	%	Allowances	Carrying amount
Korea	123,626,526	111,807,966	235,434,492	99.44	(1,553,253)	233,881,239
Japan	1,352	90,977	92,329	0.04	(10,384)	81,945
United States	—	984,472	984,472	0.42	(2,031)	982,441
Others	59,006	201,683	260,689	0.10	(2,258)	258,431

Total	123,686,884	113,085,098	236,771,982	100.00	(1,567,926)	235,204,056

46

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of the Bank’s corporate loans by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Loans	%	Allowances	Carrying amount
Financial institutions	9,464,449	7.81	(5,816)	9,458,633
Manufacturing	38,075,952	31.41	(426,074)	37,649,878
Service	52,524,954	43.34	(266,685)	52,258,269
Wholesale & Retail	14,123,858	11.65	(84,864)	14,038,994
Construction	2,526,078	2.08	(269,167)	2,256,911
Public	817,377	0.68	(2,902)	814,475
Others	3,671,544	3.03	(14,420)	3,657,124

	121,204,212	100.00	(1,069,928)	120,134,284

(In millions of Korean won)
	2016
	Loans	%	Allowances	Carrying amount
Financial institutions	9,413,846	8.32	(3,799)	9,410,047
Manufacturing	35,355,838	31.26	(510,674)	34,845,164
Service	47,487,544	41.99	(293,612)	47,193,932
Wholesale & Retail	13,668,637	12.09	(107,927)	13,560,710
Construction	2,880,810	2.55	(291,243)	2,589,567
Public	805,262	0.71	(6,238)	799,024
Others	3,473,161	3.08	(21,690)	3,451,471

	113,085,098	100.00	(1,235,183)	111,849,915

Details of the Bank’s retail loans by type as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Loans	%	Allowances	Carrying amount
Housing purpose	62,319,990	47.83	(14,914)	62,305,076
General purpose	67,983,104	52.17	(303,224)	67,679,880

	130,303,094	100.00	(318,138)	129,984,956

(In millions of Korean won)
	2016
	Loans	%	Allowances	Carrying amount
Housing purpose	58,724,099	47.48	(17,938)	58,706,161
General purpose	64,962,785	52.52	(314,805)	64,647,980

	123,686,884	100.00	(332,743)	123,354,141

47

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of the Bank’s securities, excluding equity securities, and derivative financial instruments by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Amount	%
Financial assets held for trading
Government and government funded institutions	1,108,919	36.43
Finance and Insurance	1,765,827	58.01
Others	169,262	5.56

	3,044,008	100.00

Derivative financial assets
Government and government funded institutions	12,099	0.47
Finance and Insurance	2,447,524	94.46
Others	131,337	5.07

	2,590,960	100.00

Available-for-sale financial assets
Government and government funded institutions	8,188,744	29.87
Finance and Insurance	17,963,474	65.52
Others	1,265,422	4.61

	27,417,640	100.00

Held-to-maturity financial assets
Government and government funded institutions	2,563,480	29.36
Finance and Insurance	6,068,574	69.50
Others	100,192	1.14

	8,732,246	100.00

	41,784,854

48

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Amount	%
Financial assets held for trading
Government and government funded institutions	1,706,005	47.62
Finance and Insurance	1,808,055	50.47
Others	68,720	1.91

	3,582,780	100.00

Derivative financial assets
Government and government funded institutions	91,705	3.28
Finance and Insurance	2,501,114	89.42
Others	204,326	7.30

	2,797,145	100.00

Available-for-sale financial assets
Government and government funded institutions	9,394,127	43.51
Finance and Insurance	11,004,569	50.96
Others	1,194,119	5.53

	21,592,815	100.00

Held-to-maturity financial assets
Government and government funded institutions	3,166,355	37.57
Finance and Insurance	5,110,783	60.64
Others	150,360	1.79

	8,427,498	100.00

	36,400,238

Details of the Bank’s securities, excluding equity securities, and derivative financial instruments by country, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Amount	%
Financial assets held for trading
Korea	2,668,545	87.67
Others	375,463	12.33

	3,044,008	100.00

Derivative financial assets
Korea	1,261,943	48.71
United States	291,307	11.24
United Kingdom	52,781	2.04
France	303,883	11.73
Others	681,046	26.28

	2,590,960	100.00

Available-for-sale financial assets
Korea	26,875,524	98.02
Others	542,116	1.98

	27,417,640	100.00

Held-to-maturity financial assets
Korea	7,647,772	87.58
Others	1,084,474	12.42

	8,732,246	100.00

	41,784,854

49

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Amount	%
Financial assets held for trading
Korea	3,357,976	93.73
Others	224,804	6.27

	3,582,780	100.00

Derivative financial assets
Korea	1,956,522	69.95
United States	242,763	8.68
United Kingdom	117,318	4.19
France	202,001	7.22
Others	278,541	9.96

	2,797,145	100.00

Available-for-sale financial assets
Korea	21,225,221	98.30
Others	367,594	1.70

	21,592,815	100.00

Held-to-maturity financial assets
Korea	7,279,423	86.38
Others	1,148,075	13.62

	8,427,498	100.00

	36,400,238

The counterparties to the financial assets under due from financial institutions and financial instruments indexed to the price of gold within financial assets held for trading and derivatives are in the financial and insurance industries which have high credit ratings.

4.3 Liquidity risk

4.3.1 Overview of Liquidity Risk

Liquidity risk is the risk of insolvency or loss due to a disparity between the inflow and outflow of funds, unexpected outflow of funds, and obtaining funds at a high price or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other in and outflows, and off-balance sheet items related to the inflows and outflows of currency derivative instruments and others.

4.3.2 Liquidity Risk Management and Indicator

The liquidity risk is managed by ALM (‘Asset Liability Management’) and related guidelines which are applied to the risk management policies and procedures that addresses all the possible risks that arise from the overall business of the Bank.

50

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Bank has to establish the liquidity risk management strategy including the objectives of liquidity risk management, management policies and internal control system, and obtain approval from Risk Management Committee. Risk Management Committee operates the Risk Management Council for the purpose of efficient risk management, monitors establishment and enforcement of policies based on risk management strategy.

For the purpose of liquidity management, the liquidity gap ratio, liquidity ratio, maturity gap ratio and the results of the stress testing related to liquidity risk on transactions affecting the inflows and outflows of funds and transactions of off-balance sheet items are measured, managed and reported to the Risk Management Committee and Risk Management Council on a regular basis.

4.3.3 Analysis of Remaining Contractual Maturity of Financial Assets and Liabilities

Cash flows disclosed below are undiscounted contractual principal and interest to be received (paid) and, thus, differ from the amounts in the separate financial statements which are based on the present value of expected cash flows. The amount of interest to be received or paid on floating rate assets and liabilities is measured on the assumption that the current interest rate would be the same through maturity.

51

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The remaining contractual maturity of financial assets and liabilities, excluding derivatives held for cash flow hedge, as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	5,488,396	36,400	—	19,688	—	—	5,544,484
Financial assets held for trading[2]	3,147,115	—	—	—	—	—	3,147,115
Derivatives held for trading[2]	2,514,629	—	—	—	—	—	2,514,629
Derivatives held for fair value hedging[3]	—	92	2,722	2,647	(5,017)	52,698	53,142
Loans	—	14,711,695	26,500,812	96,096,742	61,941,240	89,761,518	289,012,007
Available-for-sale financial assets[4]	5,969,230	1,477,300	2,106,359	9,333,028	14,935,314	786,078	34,607,309
Held-to-maturity financial assets	—	584,825	388,928	2,603,641	4,343,586	1,986,169	9,907,149
Other financial assets	—	4,585,981	—	1,042,579	—	—	5,628,560

	17,119,370	21,396,293	28,998,821	109,098,325	81,215,123	92,586,463	350,414,395

Financial liabilities
Financial liabilities held for trading[2]	74,191	—	—	—	—	—	74,191
Derivatives held for trading[2]	2,572,878	—	—	—	—	—	2,572,878
Derivatives held for fair value hedging[3]	—	4,176	(4,715)	(19,705)	(7,144)	244	(27,144)
Deposits[5]	124,002,566	11,384,493	23,011,715	81,477,161	10,134,028	1,249,739	251,259,702
Debts	906	4,113,185	1,848,033	5,230,578	4,328,538	573,088	16,094,328
Debentures	40,655	342,371	400,196	5,425,995	11,524,310	1,536,151	19,269,678
Other financial liabilities	—	10,136,964	774	74,577	—	—	10,212,315

	126,691,196	25,981,189	25,256,003	92,188,606	25,979,732	3,359,222	299,455,948

Off-balance sheet items
Commitments[6]	50,785,020	—	—	—	—	—	50,785,020
Financial guarantee contracts[7]	4,135,402	—	—	—	—	—	4,135,402

	54,920,422	—	—	—	—	—	54,920,422

52

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial assets
Cash and due from financial institutions[1]	6,005,555	—	—	32,048	—	—	6,037,603
Financial assets held for trading[2]	3,682,228	—	—	—	—	—	3,682,228
Derivatives held for trading[2]	2,737,539	—	—	—	—	—	2,737,539
Derivatives held for fair value hedging[3]	—	4,039	1,722	1,791	(3,473)	53,185	57,264
Loans	—	14,807,571	23,364,748	81,913,293	63,166,272	88,526,476	271,778,360
Available-for-sale financial assets[4]	5,947,328	535,212	1,520,324	5,456,661	12,956,393	2,365,520	28,781,438
Held-to-maturity financial assets	—	172,694	408,549	1,035,711	4,918,815	3,426,234	9,962,003
Other financial assets	—	3,198,976	—	1,120,829	—	—	4,319,805

	18,372,650	18,718,492	25,295,343	89,560,333	81,038,007	94,371,415	327,356,240

Financial liabilities
Financial liabilities held for trading[2]	73,238	—	—	—	—	—	73,238
Derivatives held for trading[2]	2,770,074	—	—	—	—	—	2,770,074
Derivatives held for fair value hedging[3]	—	3,462	(5,306)	(8,333)	(39,870)	—	(50,047)
Deposits [5]	114,521,554	13,064,212	24,547,952	71,155,752	9,178,987	2,272,656	234,741,113
Debts	1,027	5,928,283	1,749,005	3,752,657	4,022,231	500,633	15,953,836
Debentures	52,188	1,126,867	789,926	3,773,687	7,192,288	2,306,476	15,241,432
Other financial liabilities	—	9,635,576	717	77,912	54	—	9,714,259

	117,418,081	29,758,400	27,082,294	78,751,675	20,353,690	5,079,765	278,443,905

Off-balance sheet items
Commitments[6]	54,590,025	—	—	—	—	—	54,590,025
Financial guarantee contracts[7]	4,334,112	—	—	—	—	—	4,334,112

	58,924,137	—	—	—	—	—	58,924,137

[1]	The amounts of ~~W~~9,084,335 million and ~~W~~7,725,977 million, which are restricted amount due from the financial institutions as at December 31, 2017 and 2016, respectively, are excluded.
[2]	Financial assets held for trading, financial liabilities held for trading and derivatives held for trading are not managed by contractual maturity because they are held for trading or redemption before maturity. Therefore, the carrying amounts are classified as the ‘On demand’ category. However, the cash flows of the embedded derivatives (e.g. conversion options and others) which are separated from their host contracts are considered in the cash flows of the host contracts.
[3]	Derivative instruments held for hedging are shown at net amounts of cash inflows and outflows by remaining contractual maturity.
[4]	Equity investments in financial assets classified as available-for-sale are generally included in the ‘On demand’ category as most are available for sale at anytime. However, in the case of equity investments which are restricted for sale, these are classified in the maturity section to which the end of the restriction period applies.

53

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

[5]	Deposits that are contractually repayable on demand or on short notice are classified under the ‘On demand’ category.
[6]	Unused lines of credit within commitments are included under the ‘On demand’ category as payments can be required upon request
[7]	Financial guarantee contracts are included under the ‘On demand’ category based on the earliest period that the contracts can be executed.

The remaining contractual cash flows of derivatives held for cash flow hedging as at December 31, 2017 and 2016 are as follows:

(In millions of Korean won)	2017
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	2	198	488	104	—	792
Cash flow to be paid of net settlement derivatives	94	536	1,444	5,852	—	7,926

(In millions of Korean won)	2016
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received of net settlement derivatives	69	—	152	—	—	221
Cash flow to be paid of net settlement derivatives	60	3	—	—	—	63

4.4 Market risk

4.4.1 Concept

Market risk is the risk of possible losses which arise from changes in market factors, such as interest rate, stock price, foreign exchange rate and other market factors, and incurred in securities, derivatives and others. The most significant risks associated with trading positions are interest rate risks and currency risks, and other risks include stock price risks. In addition, the Bank is exposed to interest rate risks associated with non-trading positions. The Bank classifies exposures to market risk into either trading or non-trading positions for managerial purpose.

54

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.4.2 Risk management

The Bank sets internal capital limits for market risk and interest rate risk and monitors the risks to manage the risk of trading and non-trading positions. The Bank maintains risk management systems and procedures, such as trading policies and procedures, market risk management guidelines for trading positions and ALM risk management guidelines for non-trading positions in order to manage market risk efficiently. The procedures mentioned are implemented with approval from the Risk Management Committee and Risk Management Council.

The Bank establishes market risk management policy, sets position limits, loss limits and VaR limits of each business group and approves newly developed products through its Risk Management Council. The Market Risk Management Subcommittee, which is chaired by the Chief Risk Officer (CRO), is the decision maker and sets position limits, loss limits, VaR limits, sensitivity limits and scenario loss limits for each division, at the level of each individual business department.

The Asset-Liability Management Committee (ALCO) determines the operational standards of interest and commission, the details of establishment and prosecution of the Asset Liability Management (ALM) policies, and enacts and amends relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enact and amend ALM risk management guidelines. The interest rate risk limit is set based on the future assets/liabilities position and interest rate volatility estimation reflects the annual work plan. The Financial Planning Department and Risk Management Department measure and monitor the interest risk status and limits on a regular basis. The status and limits of interest rate risks, such as interest rate EaR, duration gap and interest rate VaR, are reported to the ALCO and Risk Management Council on a monthly basis and to the Risk Management Committee on a quarterly basis. To ensure adequacy of interest rate and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the risk management procedures and tasks conducted by the Financial Planning Department. Also, the Risk Management Department independently reports related information to management.

4.4.3 Trading Position

Definition of a trading position

Trading positions subject to market risk management are interest rate, stock price positions for short-term profit-taking and others. Also, they include all foreign exchange rate positions. The basic requirements of trading positions are defined under the Trading Policy and Guideline, are as follows:

•	The trading position is not restricted for purchase and sale, is measured daily at fair value, and its significant inherent risks are able to be hedged in the market.

•	The criteria for classification as a trading position are clearly defined in the Trading Policy and guideline, and separately managed by the trading department.

•	The trading position is operated in accordance with the documented trading strategy and managed through position limits.

•	The operating department or professional dealers have an authority to enforce a deal on the trading position within predetermined limits without pre-approval.

•	The trading position is reported periodically to management for the purpose of the Bank’s risk management.

55

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Observation method on market risk arising from trading positions

The Bank calculates VaR to measure the market risk by using market risk management systems on the entire trading portfolio. Generally, the Bank manages market risk on the trading portfolio. In addition, the Bank controls and manages the risk of derivative trading based on the regulations and guidelines formulated by the Financial Supervisory Service.

Value at Risk (VaR)

i. Value at Risk (VaR)

The Bank uses the Value-at-Risk methodology to measure the market risk of trading positions.

The Bank now uses the ten-day VaR, which estimates the maximum amount of loss that could occur in ten days under an historical simulation model which is considered to be a full valuation method. The distributions of portfolio’s value changes are estimated based on the data over the previous 250 business days, and ten-day VaR is calculated by subtracting net present market value from the value measured at a 99% confident level of portfolio’s value distribution results.

VaR is a commonly used market risk measurement technique. However, the method has some shortcomings. VaR estimates possible losses over a certain period at a particular confidence level using past market movement data. Past market movements are, however, not necessarily a good indicator of future events, as there may be conditions and circumstances in the future that the model does not anticipate. As a result, the timing and magnitude of the actual losses may vary depending on the assumptions made at the time of the calculation. In addition, the time periods used for the model, generally one or ten days, are assumed to be a sufficient holding period before liquidating the relevant underlying positions. If these holding periods are not sufficient, or too long, the VaR results may understate or overstate the potential loss.

The Bank uses an internal model (VaR) to measure general risk, and a standard method to measure each individual risk. When the internal model is not permitted for certain market risk, the Bank uses the standard method. Therefore, the market risk VaR may not reflect the market risk of each individual risk and some specific positions.

ii. Back-Testing

Back-testing is conducted on a daily basis to validate the adequacy of the VaR model. In back- testing, the Bank compares both the actual and hypothetical profit and loss with the VaR calculations.

iii. Stress Testing

Stress testing is carried out to analyze the impact of abnormal market situations on the trading and available-for-sale portfolio. It reflects changes in interest rates, stock prices, foreign exchange rates, implied volatilities of options and other risk factors that have significant influence on the value of the portfolio. The Bank uses historical scenarios and hypothetical scenarios for the analysis of abnormal market situations. Stress testing is performed at least once every quarter.

56

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

VaR at a 99%, excluding Stressed Value at Risks, confidence level of interest rate, stock price and foreign exchange rate risk for trading positions with a ten-day holding period during 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Average	Minimum	Maximum	Ending
Interest rate risk	26,075	13,495	37,553	26,927
Stock price risk	56	6	187	187
Foreign exchange rate risk	32,950	12,405	45,318	25,211
Deduction of diversification effect				(44,464)

Total VaR	8,293	5,365	15,812	7,861

(In millions of Korean won)	2016
	Average	Minimum	Maximum	Ending
Interest rate risk	14,969	10,550	22,137	13,884
Stock price risk	53	19	106	72
Foreign exchange rate risk	16,493	10,123	22,206	10,123
Deduction of diversification effect				(7,759)

Total VaR	11,204	6,998	18,412	16,320

The required equity capital using the standard method related to the positions which are not measured by VaR as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017	2016
Interest rate risk	107	753
Stock price risk	769	2,930

	876	3,683

Details of risk factors

i. Interest rate risk

Trading position interest rate risk usually arises from debt securities denominated in Korean won. The Bank’s trading strategy is to benefit from short-term movements in the prices of debt securities arising from changes in interest rates. The Bank manages interest rate risk on major trading portfolios using market value-based tools such as VaR and sensitivity analysis (Price Value of a Basis Point: PVBP).

ii. Stock price risk

Stock price risk only arises from trading securities denominated in Korean won as the Bank does not have any trading exposure to shares denominated in foreign currencies. The trading securities portfolios in Korean won are composed of exchange-traded stocks and derivative instruments linked to stock with strict limits on diversification.

57

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

iii. Foreign exchange rate risk

Foreign exchange rate risk arises from holding assets and liabilities denominated in foreign currency and foreign currency derivatives. Net foreign currency exposure mostly occurs from the foreign assets and liabilities which are denominated in US dollars and Chinese yuan. The Bank sets both loss limits and net foreign currency exposure limits and manages comprehensive net foreign exchange exposures which consider both trading and non-trading portfolios.

4.4.4 Non-trading Position

i. Definition of non-trading position

Managed interest rate risk in non-trading position includes on or off-balance sheet assets, liabilities and derivatives that are sensitive to interest rate, except trading position for market risk. The interest rate sensitive assets and liabilities are interest-bearing assets and liabilities that create interest income and expenses.

ii. Observation method on market risk arising from non-trading position

Interest rate risk occurs due to mismatches on maturities and interest rate reset periods between interest-bearing assets and liabilities. The Bank manages the risk through measuring and managing interest rate VaR and EaR that are maximum expected decreases in net asset value (NPV) and net interest income (NII) for one year, respectively, arising from unfavorable changes in market interest rate.

iii. Interest Rate VaR

Interest rate VaR is the maximum possible loss due to interest rate risk under a normal distribution at a 99.90%(December 31, 2016 : 99.90%) confidence level. The measurement results of risk as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Interest Rate VaR	337,465	80,262

58

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.4.5 Financial Assets and Liabilities in Foreign Currencies

Financial assets and liabilities in foreign currencies as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,342,405	250,808	125,644	17,770	98,121	230,836	2,065,584
Financial assets held for trading	495,988	38,179	10,670	—	—	—	544,837
Derivatives held for trading	59,434	—	—	—	—	—	59,434
Derivatives held for hedging	17,697	—	—	—	—	—	17,697
Loans	11,005,658	228,747	1,549,986	9,548	10,065	215,740	13,019,744
Available-for-sale financial assets	2,045,064	76,185	33,790	—	—	20,666	2,175,705
Held-to-maturity financial assets	1,084,474	—	—	—	—	—	1,084,474
Other financial assets	1,499,198	452,446	405,661	13,100	183,113	192,479	2,745,997

	17,549,918	1,046,365	2,125,751	40,418	291,299	659,721	21,713,472

Financial liabilities
Derivatives held for trading	55,813	—	35	—	—	—	55,848
Derivatives held for hedging	49,962	—	—	—	—	—	49,962
Deposits	8,286,679	753,426	437,873	37,516	102,049	573,275	10,190,818
Debts	7,312,646	44,885	118,248	1,012	4,304	10,183	7,491,278
Debentures	2,940,251	—	—	—	—	—	2,940,251
Other financial liabilities	2,174,652	43,670	887,197	2,918	185,392	20,063	3,313,892

	20,820,003	841,981	1,443,353	41,446	291,745	603,521	24,042,049

Off-balance sheet items	11,350,107	705	10,028	—	115,579	12,823	11,489,242

59

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	1,701,413	202,007	138,193	12,633	65,345	255,972	2,375,563
Financial assets held for trading	158,599	123,733	2,545	—	—	—	284,877
Derivatives held for trading	71,432	—	—	—	—	—	71,432
Derivatives held for hedging	5,917	—	—	—	—	—	5,917
Loans	10,778,172	342,100	931,814	5,798	8,389	178,361	12,244,634
Available-for-sale financial assets	1,330,052	91,017	—	—	—	871	1,421,940
Held-to-maturity financial assets	1,148,075	—	—	—	—	—	1,148,075
Other financial assets	908,182	245,827	35,880	30,792	139,180	69,838	1,429,699

	16,101,842	1,004,684	1,108,432	49,223	212,914	505,042	18,982,137

Financial liabilities
Derivatives held for trading	73,379	—	29	—	—	—	73,408
Derivatives held for hedging	63,634	—	—	—	—	—	63,634
Deposits	6,783,642	590,912	457,416	47,723	57,477	399,309	8,336,479
Debts	6,943,211	169,507	115,447	1,011	4,581	36,993	7,270,750
Debentures	3,468,940	—	—	—	—	—	3,468,940
Other financial liabilities	1,435,578	52,108	532,919	967	143,397	34,970	2,199,939

	18,768,384	812,527	1,105,811	49,701	205,455	471,272	21,413,150

Off-balance sheet items	13,456,191	822	13,297	—	110,650	75,500	13,656,460

4.5. Operational Risk

4.5.1 Concept

The Bank defines operational risk as risk of loss resulting from inadequate or failed internal processes, people, systems and external events. The operational risk includes financial and non-financial risks.

4.5.2 Risk Management

The purpose of operational risk management is not only to comply with requirements of regulatory authorities but is also to establish an integrated system to cultivate enterprise culture that values importance of risk management, strengthen internal controls, improve processes and provide with timely feedback to management so that eventually mitigate operational risk of the Bank. In addition, the Bank established Business Continuity Planning (BCP) to ensure critical business functions can be maintained, or restored, in the event of material disruptions arising from internal or external events. It has constructed replacement facilities as well as has carried out full scale test for head office and IT departments to test its BCPs.

60

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the Financial Services Commission. The capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements in June 2011, and was implemented in Korea in December 2013.

The Bank is required to maintain a minimum Common Equity Tier 1 ratio of at least 4.5%, a minimum Tier 1 ratio of 6.0% and a minimum Total Regulatory Capital of 8.0% as at December 31, 2017. Capital Conservation Buffer of 1.25% and Capital Requirement of Domestic Systemically Important Bank(D-SIB) of 0.5% are additionally applied. Therefore, the Bank is required to maintain a capital ratio including a minimum capital ratio and additional capital requirements (a Common Equity Tier 1 Ratio of 6.25% (December 31, 2016 : 5.375%), a Tier 1 Ratio of 7.75% (December 31, 2016 : 6.875%), and a Total Regulatory Capital Ratio of 9.75% (December 31, 2016 : 8.875%)).

The Bank’s equity capital is classified into three categories in accordance with Detailed Supervisory Regulations on Banking Business:

•	Common Equity Tier 1 Capital: Common Equity Tier 1 Capital represents the issued capital that takes the first and proportionately greatest share of any losses and represents the most subordinated claim in liquidation of the Bank, and not repaid outside of liquidation. It includes common shares issued, capital surplus, retained earnings, non-controlling interests of consolidated subsidiaries, accumulated other comprehensive income, other capital surplus and others.

•	Additional Tier 1 Capital: Additional Tier 1 Capital includes perpetual instruments issued by the Bank that meet the criteria for inclusion in Additional Tier 1 capital, and stock surplus resulting from the issue of instruments included in Additional Tier 1 capital and others.

•	Tier 2 Capital: Tier 2 Capital represents the capital that takes the proportionate share of losses in the liquidation of the Bank. Tier 2 Capital includes a fund raised by issuing subordinated debentures maturing in not less than 5 years that meet the criteria for inclusion in Tier 2 capital, and the allowance for loan losses which are accumulated for assets classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business and others.

Risk weighted asset means the assets weighted according to the inherent risks in the total assets and the possible losses resulting from the errors of internal process and external events which the Bank should cover. The Bank calculates risk weighted asset by each risk (credit risk, market risk, and operational risk) based on Detailed Regulations on Supervision of Banking Business and uses it for its capital ratio calculation. The Bank and its subsidiaries complied with external capital adequacy requirements as at December 31, 2017 and 2016.

In addition to the capital ratio, the Bank assesses its adequacy of capital by using the internal assessment and management policy of the capital adequacy. The assessment of the capital adequacy is conducted by comparing available capital (actual amount of available capital) and internal capital (amount of capital enough to cover all significant risks under target credit rate set by the Bank). The Bank monitors the soundness of finance and provides risk adjusted basis for performance review using the assessment of the capital adequacy. The internal capital is calculated by adding the stress testing results and other required items to the total internal capitals which are calculated for each risk.

61

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The Risk Management Council of the Bank determines the Bank’s risk appetite and allocates internal capital by risk type and business group. Each business group efficiently operates its capital within range of granted internal capital. The Risk Management Department of the Bank monitors a management of the limit on internal capital and reports the results to management and the Risk Management Council. The Bank maintains the adequacy of capital through proactive review and approval of the Risk Management Committee when the internal capital is expected to exceed the limits.

Details of the Bank’s capital adequacy calculation in line with Basel III requirements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Equity Capital	25,913,677	24,578,862
Tier I Capital	24,040,408	22,343,308
Common Equity Tier 1 Capital	24,040,408	22,343,308
Tier II Capital	1,873,269	2,235,554
Risk-weighted assets:	161,824,686	150,648,459
Credit risk[1]	145,958,874	136,469,707
Market risk[2]	5,746,686	3,883,542
Operational risk[3]	10,119,126	10,295,210
Equity Capital (%):	16.01	16.32
Tier I Capital (%)	14.86	14.83
Common Equity Tier 1 Capital (%)	14.86	14.83

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Approach and Standardized Approach.
[2]	Market risk weighted assets are measured using the Internal Model-Based Approach and Standardized Approach.
[3]	Operational risk weighted assets are measured using the Advanced Measurement Approach.

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These business divisions are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking : The activities within this segment include providing credit, deposit products and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking : The activities within this segment include providing credit, deposit products and other related financial services to individuals and households.

•	Other activities : The activities within this segment include trading activities in securities and derivatives, funding and other supporting activities.

62

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Financial information by business segment as at and for the year ended December 31, 2017 is as follows:

(In millions of Korean won)	2017
	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	2,069,080	2,710,798	1,610,439	6,390,317
Net interest income	2,504,648	2,647,768	240,727	5,393,143
Interest income	3,477,291	3,935,895	822,239	8,235,425
Interest expense	(972,643)	(1,288,127)	(581,512)	(2,842,282)
Net fee and commission income	237,626	595,322	413,869	1,246,817
Fee and commission income	307,593	668,227	506,310	1,482,130
Fee and commission expense	(69,967)	(72,905)	(92,441)	(235,313)
Net gains on financial assets/liabilities at fair value through profit or loss	—	—	(10,623)	(10,623)
Net other operating income(expenses)	(673,194)	(532,292)	966,466	(239,020)
General and administrative expenses	(943,225)	(1,946,640)	(742,681)	(3,632,546)
Operating profit before provision for credit losses	1,125,855	764,158	867,758	2,757,771
Provision(reversal) for credit losses	9,808	(122,107)	(686)	(112,985)
Operating profit	1,135,663	642,051	867,072	2,644,786
Net other non-operating income(expenses)	1,727	—	44,038	45,765
Segment profit before income tax expense	1,137,390	642,051	911,110	2,690,551
Income tax expense	(180,796)	(102,059)	(144,780)	(427,635)
Profit for the period	956,594	539,992	766,330	2,262,916
Total assets[1]	114,192,346	129,438,168	79,788,647	323,419,161
Total liabilities[1]	99,086,160	147,870,309	51,221,970	298,178,439

[1]	Amounts before intra-group transaction adjustment.

63

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Financial information by business segment as at and for the year ended December 31, 2016 is as follows:

(In millions of Korean won)	2016
	Corporate Banking	Retail Banking	Others	Total
Operating revenues from external customers	1,758,195	2,248,035	1,659,139	5,665,369

Net interest income	2,245,474	2,353,232	270,219	4,868,925
Interest income	3,220,105	3,740,601	858,844	7,819,550
Interest expense	(974,631)	(1,387,369)	(588,625)	(2,950,625)
Net fee and commission income	225,042	504,259	372,934	1,102,235
Fee and commission income	280,004	583,048	453,075	1,316,127
Fee and commission expense	(54,962)	(78,789)	(80,141)	(213,892)
Net gains on financial assets/ liabilities at fair value through profit or loss	—	—	91,997	91,997
Net other operating income(expenses)	(712,321)	(609,456)	923,989	(397,788)
General and administrative expenses	(915,171)	(2,102,384)	(1,214,891)	(4,232,446)
Operating profit before provision for credit losses	843,024	145,651	444,248	1,432,923
Provision(reversal) for credit losses	(276,891)	(2,615)	31,877	(247,629)
Operating profit	566,133	143,036	476,125	1,185,294
Net other non-operating income(expenses)	(752)	—	67,890	67,138
Segment profit before income tax expense	565,381	143,036	544,015	1,252,432
Income tax expense	(136,822)	(34,614)	(113,230)	(284,666)
Profit for the period	428,559	108,422	430,785	967,766
Total assets[1]	105,316,738	122,806,490	73,081,779	301,205,007
Total liabilities[1]	88,244,066	140,082,958	49,685,703	278,012,727

[1]	Amounts before intra-group transaction adjustment.

64

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

5.2 Services and Geographical Segments

5.2.1 Services Information

Operating revenues from external customers by services for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Corporate banking service	2,069,080	1,758,195
Retail banking service	2,710,798	2,248,035
Other service	1,610,439	1,659,139

	6,390,317	5,665,369

5.2.2 Geographical Information

Geographical operating revenues from external customers for the years ended December 31, 2017 and 2016, and major non-current assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
	Revenues from external customers	Major non-current assets	Revenues from external customers	Major non-current assets
Domestic	6,351,117	3,243,659	5,639,148	3,368,294
China	13,557	564	—	—
United States	9,889	161	10,955	282
New Zealand	5,855	57	5,422	128
Japan	4,425	1,377	5,624	1,964
Vietnam	5,474	228	4,220	278

	6,390,317	3,246,046	5,665,369	3,370,946

65

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value

Carrying amount and fair values of financial assets and liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017		2016
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	14,628,439	14,628,510	13,763,284	13,763,482
Financial assets held for trading	3,147,115	3,147,115	3,682,228	3,682,228
Debt securities	3,044,008	3,044,008	3,582,780	3,582,780
Equity securities	29,251	29,251	27,099	27,099
Others	73,856	73,856	72,349	72,349
Derivatives held for trading	2,531,889	2,531,889	2,746,679	2,746,679
Derivatives held for hedging	59,071	59,071	50,466	50,466
Loans	250,119,240	249,591,832	235,204,056	234,879,073
Available-for-sale financial assets	33,476,088	33,476,088	27,697,871	27,697,871
Debt securities	27,417,640	27,417,640	21,592,815	21,592,815
Equity securities	6,057,948	6,057,948	6,104,556	6,104,556
Others	500	500	500	500
Held-to-maturity financial assets	8,732,246	8,770,014	8,427,498	8,578,025
Other financial assets	6,303,303	6,303,303	4,961,260	4,961,260

	318,997,391	318,507,822	296,533,342	296,359,084

Financial liabilities
Financial liabilities held for trading	74,191	74,191	73,238	73,238
Derivatives held for trading	2,572,880	2,572,880	2,770,117	2,770,117
Derivatives held for hedging	50,032	50,032	63,880	63,880
Deposits	247,712,788	248,136,414	231,263,615	231,825,585
Debts	15,854,911	15,848,511	15,783,151	15,783,026
Debentures	18,167,498	18,392,986	14,210,692	14,585,856
Other financial liabilities	12,261,378	12,261,382	11,758,465	11,758,474

	296,693,678	297,336,396	275,923,158	276,860,176

The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

66

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Methods of determining fair value for financial instruments are as follows:

Cash and due from financial institutions	The carrying amounts of cash and demand due from financial institutions and payment due from financial institutions are reasonable approximation of fair values. These financial instruments do not have a fixed maturity and are receivable on demand. Fair value of ordinary due from financial institutions is measured using DCF model (Discounted Cash Flow Model).

Investment securities	The fair value of financial instruments that are quoted in active markets is determined using the quoted prices. Fair value is determined through the use of independent third-party pricing services where quoted prices are not available. Pricing services use one or more of the following valuation techniques including DCF Model, FCFE (Free Cash Flow to Equity Model), Comparable Company Analysis, Dividend Discount Model, Risk Adjusted Discount Rate Method, and Net Asset Value Method.

Loans	DCF Model is used to determine the fair value of loans. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at appropriate discount rate.

Derivatives	For exchange traded derivatives, quoted price in an active market is used to determine fair value and for OTC derivatives, fair value is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine fair values of plain OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including the Finite Difference Method, the Monte Carlo Simulation and the Tree model or independent third-party valuation service. For OTC derivatives, the credit risk of counterparty and the Bank’s own credit risk are applied through Credit Valuation Adjustment(CVA).

Deposits	The carrying amount of demand deposits is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF model. Fair value is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Debts	The carrying amount of overdraft in foreign currency is regarded as representative of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other debts is determined using a DCF model discounting contractual future cash flows at an appropriate discount rate.

67

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Debentures	Fair value is determined by using the valuations (DCF Model) of independent third-party pricing services, which are calculated using market inputs.

Other financial assets and other financial liabilities	The carrying amounts are reasonable approximation of fair values. These financial instruments are temporary accounts used for other various transactions and their maturities are relatively short or not defined. However, fair value of finance lease liabilities is measured using a DCF model.

Fair value hierarchy

The Bank believes that valuation methods used for measuring the fair values of financial instruments are reasonable and that the fair values recognized in the statements of financial position are appropriate. However, the fair values of the financial instruments recognized in the statements of financial position may be different if other valuation methods or assumptions are used. Additionally, as there is a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses the fair value of the financial instruments into the following three-level hierarchy:

Level 1: The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2: The fair values except for quoted prices included within Level 1 are based on inputs that are observable for the asset or liability, either directly or indirectly.

Level 3: The fair values are based on unobservable inputs for the asset or liability.

The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety shall be determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety. If a fair value measurement uses observable inputs that require significant adjustment based on unobservable inputs, that measurement is a Level 3 measurement.

68

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position

The fair value hierarchy of financial assets and liabilities measured at fair value in the statements of financial position as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	1,630,126	1,413,882	—	3,044,008
Equity securities	—	29,251	—	29,251
Others	73,856	—	—	73,856

	1,703,982	1,443,133	—	3,147,115

Derivatives held for trading	—	2,514,570	17,319	2,531,889

Derivatives held for hedging	—	58,296	775	59,071

Available-for-sale financial assets
Debt securities	9,384,597	18,033,043	—	27,417,640
Equity securities[1]	1,602,397	2,534,947	1,920,604	6,057,948
Others	—	500	—	500

	10,986,994	20,568,490	1,920,604	33,476,088

	12,690,976	24,584,489	1,938,698	39,214,163

Financial liabilities
Financial liabilities held for trading	74,191	—	—	74,191
Derivatives held for trading	—	2,572,878	2	2,572,880
Derivatives held for hedging	—	49,962	70	50,032

	74,191	2,622,840	72	2,697,103

69

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets held for trading
Debt securities	2,403,886	1,178,894	—	3,582,780
Equity securities	—	27,099	—	27,099
Others	72,349	—	—	72,349

	2,476,235	1,205,993	—	3,682,228

Derivatives held for trading	—	2,736,732	9,947	2,746,679

Derivatives held for hedging	—	49,003	1,463	50,466

Available-for-sale financial assets
Debt securities	10,123,920	11,468,895	—	21,592,815
Equity securities[1]	1,001,541	3,249,968	1,853,047	6,104,556
Others	—	500	—	500

	11,125,461	14,719,363	1,853,047	27,697,871

	13,601,696	18,711,091	1,864,457	34,177,244

Financial liabilities
Financial liabilities held for trading	73,238	—	—	73,238
Derivatives held for trading	—	2,770,074	43	2,770,117
Derivatives held for hedging	—	63,694	186	63,880

	73,238	2,833,768	229	2,907,235

[1]	The amounts of equity securities carried at cost in “Level 3” which do not have a quoted market price in an active market and cannot be measured reliably at fair value are ~~W~~ 104,121 million and ~~W~~ 54,522 million as at December 31, 2017 and 2016, respectively. These equity securities are carried at cost because it is practically difficult to quantify the intrinsic values of the equity securities issued by unlisted public and non-profit entities. In addition, unlisted equity securities invested in online bank and project financing, which are in their initial phase of business operation, are also measured at cost because the variability of estimated cash flows is significant and the probability of the various estimates cannot be reasonably assessed. The Bank has no plan to dispose of the financial instruments in the near future.

70

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Valuation techniques and the inputs used in the fair value measurement of financial assets and liabilities classified as Level 2

Valuation techniques and inputs of financial assets and liabilities measured at fair value in the statements of financial position and classified as Level 2 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs
	2017	2016
Financial assets
Financial assets held for trading
Debt securities	1,413,882	1,178,894	DCF model	Discount rate
Equity securities	29,251	27,099	Net asset value method	Price of the underlying asset such as debenture, stock and others

	1,443,133	1,205,993

Derivatives held for trading	2,514,570	2,736,732	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others

Derivatives held for hedging	58,296	49,003	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

Available-for-sale financial assets
Debt securities	18,033,043	11,468,895	DCF model	Discount rate
Equity securities	2,534,947	3,249,968	Net asset value method	Price of the underlying asset such as debenture, stock and others
Others	500	500	DCF model	Discount rate

	20,568,490	14,719,363

	24,584,489	18,711,091

Financial liabilities
Derivatives held for trading	2,572,878	2,770,074	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price and others
Derivatives held for hedging	49,962	63,694	DCF model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate and others

	2,622,840	2,833,768

71

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

The fair value hierarchy of financial assets and liabilities whose fair value is disclosed as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,594,088	11,850,752	183,670	14,628,510
Loans	—	—	249,591,832	249,591,832
Held-to-maturity financial assets	1,197,739	7,572,275	—	8,770,014
Other financial assets[2]	—	—	6,303,303	6,303,303

	3,791,827	19,423,027	256,078,805	279,293,659

Financial liabilities
Deposits[1]	—	118,449,580	129,686,834	248,136,414
Debts[1]	—	19,820	15,828,691	15,848,511
Debentures	—	18,392,986	—	18,392,986
Other financial liabilities[3]	—	—	12,261,382	12,261,382

	—	136,862,386	157,776,907	294,639,293

(In millions of Korean won)	2016
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions[1]	2,551,419	11,121,555	90,508	13,763,482
Loans	—	—	234,879,073	234,879,073
Held-to-maturity financial assets	1,431,622	7,146,403	—	8,578,025
Other financial assets[2]	—	—	4,961,260	4,961,260

	3,983,041	18,267,958	239,930,841	262,181,840

Financial liabilities
Deposits[1]	—	109,000,208	122,825,377	231,825,585
Debts[1]	—	70,624	15,712,402	15,783,026
Debentures	—	14,585,856	—	14,585,856
Other financial liabilities[3]	—	—	11,758,474	11,758,474

	—	123,656,688	150,296,253	273,952,941

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximation of the fair values.
[2]	The amounts of other financial assets included in Level 3 are the carrying amounts which are reasonable approximation of the fair values as at December 31, 2017 and 2016.
[3]	The ~~W~~ 12,259,734 million and ~~W~~ 11,756,860 million of other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximation of fair values as at December 31, 2017 and 2016, respectively.

72

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Valuation techniques and inputs used in the fair value measurement

Valuation techniques and inputs of financial assets and liabilities which are disclosed by the carrying amounts because it is a reasonable approximation of fair value are not subject to be disclosed.

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 2 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation Techniques	Inputs
	2017	2016
Financial assets
Held-to-maturity financial assets	7,572,275	7,146,403	DCF model	Discount rate
Financial liabilities
Debentures	18,392,986	14,585,856	DCF model	Discount rate

Valuation techniques and inputs of financial assets and liabilities whose fair values are disclosed and classified as Level 3 as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Fair value		Valuation techniques	Inputs	Unobservable inputs
	2017	2016
Financial assets
Cash and due from financial institutions	183,670	90,508	DCF model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans	249,591,832	234,879,073	DCF model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	249,775,502	234,969,581

Financial liabilities
Deposits	129,686,834	122,825,377	DCF model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Debts	15,828,691	15,712,402	DCF model	Other spread, interest rate	Other spread
Other financial liabilities	1,648	1,614	DCF model	Other spread, interest rate	Other spread

	145,517,173	138,539,393

73

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6.2 Level 3 of the Fair Value Hierarchy Disclosure

6.2.1 Valuation Policy and Process of Level 3 Fair Value

The Bank uses external, independent and qualified third-party valuation service in addition to internal valuation models to determine the fair value of the Bank’s assets at the end of every reporting period.

Where a reclassification between the levels of the fair value hierarchy occurs for a financial asset or liability, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

6.2.2 Changes in Fair Value (Level 3) Measured using Valuation Technique based on Unobservable Inputs in Market

Changes in Level 3 of the fair value hierarchy for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
	Equity securities
Beginning balance	1,853,047	9,904	1,277
Total gains or losses
- Profit or loss	5,946	(2,731)	(408)
- Other comprehensive income(expenses)	(21,816)	—	—
Purchases	310,136	16,452	—
Sales	(226,709)	—	—
Settlements	—	(5,666)	(164)
Transfers out of Level 3[1]	—	(642)	—

Ending balance	1,920,604	17,317	705

(In millions of Korean won)	2016
	Financial investments	Net derivatives
	Available-for-sale financial assets	Derivatives held for trading	Derivatives held for hedging
	Equity securities
Beginning balance	1,612,481	(1,560)	714
Total gains or losses
- Profit or loss	17,085	(14,919)	676
- Other comprehensive loss	45,731	—	—
Purchases	405,290	15,534	—
Sales	(209,616)	—	—
Settlements	—	2,034	(113)
Transfers into Level 3[1]	—	8,815	—
Transfers out of Level 3[1]	(17,924)	—	—

Ending balance	1,853,047	9,904	1,277

[1]	Changes in levels for the financial instruments occurred due to the change in the availability of observable market data.

74

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

In relation to changes in Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period in the statements of comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Net gains(losses) from financial investments at fair value through profit or loss	Other operating income (losses)
Total gains or losses included in profit or loss for the period	(2,731)	5,538
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(2,787)	(2,023)

(In millions of Korean won)	2016
	Net gains(losses) from financial investments at fair value through profit or loss	Other operating income (losses)
Total gains or losses included in profit or loss for the period	(14,919)	17,761
Total gains or losses for the period included in profit or loss for financial instruments held at the end of the reporting period	(6,448)	(5,338)

75

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6.2.3 Sensitivity Analysis of Changes in Unobservable Inputs

Information about fair value measurements using unobservable inputs as at December 31, 2017, is as follows:

(In millions of Korean won)
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	307	Tree Model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	12.15 ~ 17.12	Higher the volatility, higher the fair value fluctuation

Interest rate	59	DCF model	Interest rate, loss given default	Loss given default	0.56	Higher the loss rate, lower the fair value

Others	16,953	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	12.16 ~ 29.72	Higher the volatility, higher the fair value fluctuation

				Volatility of interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	775	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	3.02	Higher the volatility, higher the fair value fluctuation

Available-for-sale
Equity securities	1,920,604	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value

				Discount rate	1.98 ~ 20.51	Lower the discount rate, higher the fair value
				Volatilities of real estate price	0.00	Higher real estate price, higher the fair value

	1,938,698

Financial liabilities
Derivatives held for trading
Others	2	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	15.84	Higher the volatility, higher the fair value fluctuation
				Volatility of interest rate	0.47	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	70	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.64	Higher the volatility, higher the fair value fluctuation

	72

76

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Information about fair value measurements using unobservable inputs as at December 31, 2016, is as follows:

	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Derivatives held for trading
Stock and index	2,433	Tree Model	Price of the underlying asset, interest rate, volatility of the underlying asset, dividend yield	Volatility of the underlying asset	16.64 ~ 27.95	Higher the volatility, higher the fair value fluctuation

Currency and Interest	807	DCF model	Interest rate, foreign exchange rate, loss given default	Loss given default	0.80 ~ 0.84	Higher the loss rate, lower the fair value

Others	6,707	MonteCarlo Simulation, Tree Model	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	14.82 ~ 30.97	Higher the volatility, higher the fair value fluctuation

				Volatility of interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	1,463	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	5.04	Higher the volatility, higher the fair value fluctuation

Available-for-sale
Equity securities	1,853,047	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate, volatilities of real estate price, liquidation value, recovery rate of receivables’ acquisition cost	Growth rate	0.00 ~ 0.50	Higher the growth rate, higher the fair value

				Discount rate	1.49 ~ 18.49	Lower the discount rate, higher the fair value
				Volatilities of real estate price	0.70	Higher real estate price, higher the fair value
				Liquidation value	0.00	Higher the liquidation value, higher the fair value
				Recovery rate of receivables’ acquisition cost	155.83	Higher the recovery rate of receivables’ acquisition cost, higher the fair value

	1,864,457

77

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Financial liabilities
Derivatives held for trading
Others	43	MonteCarlo Simulation	Stock price, interest rate, volatility of the stock price, volatility of interest rate	Volatility of the stock price	14.82	Higher the volatility, higher the fair value fluctuation

				Volatility of interest rate	0.57	Higher the volatility, higher the fair value fluctuation
Derivatives held for hedging
Interest	186	DCF model, Closed Form, FDM, MonteCarlo Simulation	Price of the underlying asset, interest rate, volatility of the underlying asset	Volatility of the underlying asset	2.74	Higher the volatility, higher the fair value fluctuation

	229

Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in the fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than two input parameters, the amounts represent the most favorable or unfavorable. Amongst Level 3 financial instruments subject to sensitivity analysis, there are equity-related derivatives, currency-related derivatives, interest rate-related derivatives and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities and private equity funds whose fair value changes are recognized in profit or loss or other comprehensive income and loss.

Sensitivity analysis by type of instrument as a result of varying input parameters are as follows:

(In millions of Korean won)	2017
	Recognition in profit or loss		Other comprehensive income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Derivatives held for trading [1]	112	(94)	—	—
Available-for-sale financial assets [2]	—	—	98,015	(53,508)

	112	(94)	98,015	(53,508)

Financial liabilities
Derivatives held for trading [1]	2	(5)	—	—
Derivatives held for hedging [1]	2	(2)	—	—

	4	(7)	—	—

78

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Recognition in profit or loss		Other comprehensive income
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Derivatives held for trading [1]	399	(308)	—	—
Derivatives held for hedging [1]	9	(6)	—	—
Available-for-sale financial assets [2]	—	—	115,583	(61,556)

	408	(314)	115,583	(61,556)

Financial liabilities
Derivatives held for trading [1]	27	(51)	—	—
Derivatives held for hedging [1]	3	(3)	—	—

	30	(54)	—	—

[1]	For derivatives, the changes in fair value are calculated by shifting principal unobservable input parameters such as the price of the underlying asset, the volatility of the stock price, and the volatility of interest rate by ± 10% or the loss given default ratio by ± 1%.
[2]	For equity securities, the changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%~1%) and growth rate (0~0.5%). For beneficiary certificates, their sensitivity from changes in inputs cannot be analyzed as a practical expedient. However, in the case that it consists of only real estate, the sensitivity is calculated by shifting between discount rate (-1%~1%) and change rate in real estate sale price (-1%~1%). There were no significant inter-relationships between unobservable inputs that materially affect fair values.

6.2.4 Day One Gain or Loss

If the Bank uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price and the difference is deferred and not recognized in profit or loss, and is amortized by using the straight-line method over the life of the financial instrument. If the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

79

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The aggregate difference yet to be recognized in profit or loss at the beginning and end of the period and a reconciliation of changes in the balance of this difference are as follows:

(In millions of Korean won)	2017	2016
Balance at the beginning of the period (A)	—	9
New transactions (B)	—	174
Amounts recognized in profit or loss during the period (C= a+b)	—	(183)
a. Amortization	—	—
b. Settlement	—	(183)

Balance at the end of the period (A+B+C)	—	—

6.3 Carrying Amounts of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. The carrying amounts of financial assets and liabilities by category as at December 31, 2017, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial assets	Held-to- Maturity financial assets	Derivatives held for hedging	Total

	Held for trading
Financial assets
Cash and due from financial institutions	—	14,628,439	—	—	—	14,628,439
Financial assets at fair value through profit or loss	3,147,115	—	—	—	—	3,147,115
Derivatives	2,531,889	—	—	—	59,071	2,590,960
Loans	—	250,119,240	—	—	—	250,119,240
Financial investments	—	—	33,476,088	8,732,246	—	42,208,334
Other financial assets	—	6,303,303	—	—	—	6,303,303

	5,679,004	271,050,982	33,476,088	8,732,246	59,071	318,997,391

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss	Financial liability at amortized cost	Derivatives held for hedging	Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	74,191	—	—	74,191
Derivatives	2,572,880	—	50,032	2,622,912
Deposits	—	247,712,788	—	247,712,788
Debts	—	15,854,911	—	15,854,911
Debentures	—	18,167,498	—	18,167,498
Other financial liabilities	—	12,261,378	—	12,261,378

	2,647,071	293,996,575	50,032	296,693,678

80

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The carrying amounts of financial assets and liabilities by category as at December 2016, are as follows:

(In millions of Korean won)
	Financial assets at fair value through profit or loss	Loans and receivables	Available- for-sale financial assets	Held-to- Maturity financial assets	Derivatives held for hedging	Total

	Held for trading
Financial assets
Cash and due from financial institutions	—	13,763,284	—	—	—	13,763,284
Financial assets at fair value through profit or loss	3,682,228	—	—	—	—	3,682,228
Derivatives	2,746,679	—	—	—	50,466	2,797,145
Loans	—	235,204,056	—	—	—	235,204,056
Financial investments	—	—	27,697,871	8,427,498	—	36,125,369
Other financial assets	—	4,961,260	—	—	—	4,961,260

	6,428,907	253,928,600	27,697,871	8,427,498	50,466	296,533,342

(In millions of Korean won)
	Financial liabilities at fair value through profit or loss	Financial liability at amortized cost	Derivatives held for hedging	Total
	Held for trading
Financial liabilities
Financial liabilities at fair value through profit or loss	73,238	—	—	73,238
Derivatives	2,770,117	—	63,880	2,833,997
Deposits	—	231,263,615	—	231,263,615
Debts	—	15,783,151	—	15,783,151
Debentures	—	14,210,692	—	14,210,692
Other financial liabilities	—	11,758,465	—	11,758,465

	2,843,355	273,015,923	63,880	275,923,158

81

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

6.4 Transfer of Financial Assets

6.4.1 Transferred Financial Assets that are Derecognized in Their Entirety

The Bank transferred loans and other financial assets that are derecognized in their entirety to SPEs, while the maximum exposure to loss (carrying amount) from its continuing involvement in the derecognized financial assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,022	6,022
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	5,339	5,339
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,601	9,601
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	9,902	9,902
AP 4D ABS Ltd.	Senior debt	Loans and receivables	2,248	2,251
	Subordinated debt	Available-for-sale financial assets	14,160	14,160

			47,272	47,275

[1]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~2,989 million as at December 31, 2017.

82

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)		2016
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement in statement of financial position	Fair value of continuing involvement in statement of financial position
EAK ABS Ltd.	Subordinated debt	Available-for-sale financial assets	7	7
AP 1st Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	1,393	1,393
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	6,876	6,876
EAK 2nd Securitization Specialty Co., Ltd.	Subordinated debt	Available-for-sale financial assets	12,302	12,302
FK 1411 ABS Ltd.	Subordinated debt	Available-for-sale financial assets	15,212	15,212
AP 3B ABS Ltd.	Subordinated debt	Available-for-sale financial assets	14,374	14,374
AP 4D ABS Ltd. [1]	Senior debt	Loans and receivables	13,626	13,689
	Subordinated debt	Available-for-sale financial assets	14,450	14,450

			78,240	78,303

[1]	Recognized net gain from transferring loans to the SPEs amounts to ~~W~~6,705 million.
[2]	In addition to the above, the recovered portion in excess of the consideration paid attributable to adjustments based on the agreement with the National Happiness Fund for non-performing loans amounts to ~~W~~4,406 million as at December 31, 2016.

6.4.2 Securities under Repurchase Agreements and Loaned Securities

The Bank continues to recognize the financial assets related to repurchase agreements and securities lending transactions on the statements of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. A financial asset is sold under a reverse repurchase agreement to repurchase the same asset at a fixed price, or loaned under a securities lending agreement to be returned as the same asset. Thus, the Bank substantially retains all the risks and rewards of ownership of the financial asset. The amounts of transferred assets and related liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	740,618	700,466
Loaned securities	109,379	—
- Government and public bonds	109,379	—

	849,997	700,466

83

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Carrying amount of transferred assets	Carrying amount of related liabilities
Securities under repurchase agreements	1,289,064	1,225,871
Loaned securities	108,062	—
- Government and public bonds	108,062	—

	1,397,126	1,225,871

6.5 Offsetting financial assets and financial liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar netting arrangements with the Bank’s derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s reverse repurchase, securities and others. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. Further, as the law allows for the right to offset, domestic uncollected receivables balances and domestic accrued liabilities balances are shown in its net settlement balance in the statement of financial position. Account receivables and account payables related to listed securities and derivatives or OTC derivatives settled by the central counterparty are included in the other financial instruments. As the Bank has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis, the net amounts of the other financial instruments balances are presented in the statement of financial position.

Details of financial assets subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,514,629	—	2,514,629	(1,888,558)	(191,349)	434,722
Derivatives held for hedging	59,071	—	59,071	(17,840)	(21,830)	19,401
Receivable spot exchange	3,447,424	—	3,447,424	(3,447,048)	—	376
Reverse repurchase	2,445,600	—	2,445,600	(2,445,600)	—	—
Domestic exchange settlement debits	30,904,611	(29,959,914)	944,697	—	—	944,697
Other financial instruments	1,580	(1,578)	2	—	—	2

	39,372,915	(29,961,492)	9,411,423	(7,799,046)	(213,179)	1,399,198

84

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Gross amounts of recognized financial assets	Gross amounts of recognized financial liabilities offset in the statement of financial position	Net amounts of financial assets presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral
Derivatives held for trading	2,737,539	—	2,737,539	(1,622,582)	(2,711)	1,112,246
Derivatives held for hedging	50,466	—	50,466	(10,616)	—	39,850
Receivable spot exchange	2,524,685	—	2,524,685	(2,522,845)	—	1,840
Reverse repurchase	2,913,700	—	2,913,700	(2,913,700)	—	—
Domestic exchange settlement debits	19,854,611	(19,323,418)	531,193	—	—	531,193
Other financial instruments	904	(897)	7	—	—	7

	28,081,905	(19,324,315)	8,757,590	(7,069,743)	(2,711)	1,685,136

Details of financial liabilities subject to offsetting, enforceable master netting arrangements or similar agreements as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivatives held for trading	2,572,684	—	2,572,684	(1,051,514)	(32,585)	1,488,585
Derivatives held for hedging	50,032	—	50,032	(7,287)	(9,139)	33,606
Payable spot exchange	3,448,848	—	3,448,848	(3,447,048)	—	1,800
Repurchase[1]	700,466	—	700,466	(700,466)	—	—
Domestic exchange settlement credits	29,999,359	(29,959,914)	39,445	(39,445)	—	—
Other financial instruments	1,871	(1,578)	293	(194)	—	99

	36,773,260	(29,961,492)	6,811,768	(5,245,954)	(41,724)	1,524,090

(In millions of Korean won)	2016
	Gross amounts of recognized financial liabilities	Gross amounts of recognized financial assets offset in the statement of financial position	Net amounts of financial liabilities presented in the statement of financial position	Related amounts not offset in the statement of financial position		Net amount
				Financial instruments	Cash collateral pledged
Derivatives held for trading	2,769,785	—	2,769,785	(1,803,390)	(207,797)	758,598
Derivatives held for hedging	63,880	—	63,880	(22,758)	(11,922)	29,200
Payable spot exchange	2,523,273	—	2,523,273	(2,522,845)	—	428
Repurchase[1]	1,225,871	—	1,225,871	(1,225,871)	—	—
Domestic exchange settlement credits	20,655,921	(19,323,418)	1,332,503	(1,332,503)	—	—
Other financial instruments	928	(897)	31	(31)	—	—

	27,239,658	(19,324,315)	7,915,343	(6,907,398)	(219,719)	788,226

85

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

[1]	Includes repurchase agreements sold to customers.

7. Due from Financial Institutions

Details of due from Financial Institutions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institutions	Interest rate (%)	2017	2016
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00~1.53	8,511,295	7,259,264
	Due from banking institutions	KEB Hana Bank	—	279	183
	Due from others	KB Securities Co., Ltd. and others	0.00~1.00	1,908,070	2,104,144

				10,419,644	9,363,591

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	—	1,431,387	1,758,147
	Time deposits in foreign currencies	AOZORA Bank and others	0.11~2.21	77,331	56,129
	Due from others	Societe Generale and others	—	105,988	33,998

				1,614,706	1,848,274

				12,034,350	11,211,865

Restricted due from financial institutions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Financial Institutions	2017	2016	Reason for restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	8,511,295	7,259,264	Bank of Korea Act

			8,511,295	7,259,264

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	474,787	430,846	Bank of Korea Act and others
	Time deposits in foreign currencies	China Construction Bank NY Branch	21,428	24,170	New York State Banking Law
	Due from others	Societe Generale and others	76,630	11,490	Derivatives margin account and others

			572,845	466,506

			9,084,140	7,725,770

86

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

8. Assets Pledged as Collateral

Details of assets pledged as collateral as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
		2017
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Available-for-sale financial assets	Mizuho Bank.Ltd and others	740,132	Repurchase agreements
	Bank of Korea	651,283	Borrowings from Bank of Korea
	Bank of Korea	750,254	Settlement risk of Bank of Korea
	Deutsche Bank.AG and others	58,524	Derivatives transaction
	Others	19,985	Others

		2,220,178

Held-to-maturity financial assets	Korea Securities Depository and others	35,026	Repurchase agreements
	Bank of Korea	1,326,559	Borrowings from Bank of Korea
	Bank of Korea	1,204,990	Settlement risk of Bank of Korea
	Samsung Futures Co., Ltd. and others	236,681	Derivatives transaction
	Others	133,388	Others

		2,936,644

Mortgage loans	Others	4,950,490	Covered Bond

		10,107,312

(In millions of Korean won)
		2016
Assets pledged	Pledgee	Carrying amount	Reason for the pledge
Available-for-sale financial assets	Korea Securities Depository and others	1,288,571	Repurchase agreements
	Bank of Korea	490,297	Borrowings from Bank of Korea
	Bank of Korea	493,896	Settlement risk of Bank of Korea
	KEB Hana Bank and others	957,241	Derivatives transaction
	Others	19,957	Others

		3,249,962

Held-to-maturity financial assets	Korea Securities Depository and others	35,035	Repurchase agreements
	Bank of Korea	1,251,011	Borrowings from Bank of Korea
	Bank of Korea	1,178,800	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	209,022	Derivatives transaction
	Others	261,850	Others

		2,935,718

Mortgage loans	Others	2,252,315	Covered Bond

		8,437,995

87

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The fair value of collateral available to sell or repledge regardless of debtor’s default as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,498,828	—

(In millions of Korean won)	2016
	Fair value of collateral	Fair value of collateral sold or repledged
Securities	2,976,603	—

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative trading activities to hedge the interest rate and foreign currency risk exposures that arise from the Bank’s own assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps and demand deposits in foreign currencies to hedge the risk of changes in fair values due to the changes in interest rates and foreign exchange rates of structured debentures in Korean won, debentures in foreign currencies, structured deposits in foreign currencies, debt securities in Korean won, debt securities in foreign currencies and private equity funds in foreign currencies. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge cash flow risk of floating rate notes in Korean won and borrowings in foreign currencies.

Details of derivative financial instruments for trading as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	946,983	—	—
Swaps	108,367,191	389,651	332,265
Options	12,615,000	130,013	226,931

	121,929,174	519,664	559,196

Currency
Forwards	62,251,571	1,147,040	1,238,842
Futures[1]	440,903	—	—
Swaps	28,386,919	843,854	767,344
Options	695,848	4,071	6,998

	91,775,241	1,994,965	2,013,184

Stock and index
Options	84,742	307	498

	84,742	307	498

Others	999,016	16,953	2

	214,788,173	2,531,889	2,572,880

88

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Futures[1]	1,029,244	—	—
Swaps	87,406,447	639,120	553,173
Options	5,202,000	38,216	150,753

	93,637,691	677,336	703,926

Currency
Forwards	56,486,111	1,302,620	1,152,025
Futures[1]	299,913	—	—
Swaps	28,107,538	752,636	909,277
Options	487,313	4,947	4,558

	85,380,875	2,060,203	2,065,860

Stock and index
Options	58,770	2,433	288

	58,770	2,433	288

Others	892,416	6,707	43

	179,969,752	2,746,679	2,770,117

[1]	A gain or loss from daily mark-to-market futures is reflected in the margin accounts.

Fair value hedge

The fair value of derivative financial instruments designated as hedging instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Swaps	2,919,935	47,856	49,962
Other	50,000	775	70

	2,969,935	48,631	50,032

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	3,130,646	48,424	63,634
Other	140,000	1,464	186

	3,270,646	49,888	63,820

Details of non-derivatives designated as fair value hedging instruments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Demand deposits in foreign currencies	32,051	—

	32,051	—

89

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Gains and losses from fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains(losses) on hedging instruments	16,195	(81,290)
Gains(losses) on the hedged item attributable to the hedged risk	(16,368)	81,884

	(173)	594

Cash flow hedge

The fair value of derivative financial instruments designated as hedging instruments as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017
	Notional amount	Assets	Liabilities
Interest rate
Swaps	1,660,670	10,440	—

(In millions of Korean won)	2016
	Notional amount	Assets	Liabilities
Interest rate
Swaps	680,000	578	60

Gains and losses from cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains(losses) on hedging instruments	10,694	503
Effective gains(losses) from cash flow hedging instruments	10,691	445
Ineffective gains(losses) from cash flow hedging instruments	3	58

Amounts recognized in other comprehensive income and reclassified from equity to profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other comprehensive income	10,691	445
Reclassification to profit or loss	(444)	—
Income tax effect	(2,833)	(108)

	7,414	337

As at December 31, 2017, the hedged items subject to cash flow hedge are exposed to the risk of changes in cash flows until June 9, 2022.

90

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

10. Loans

Loans as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Loans	250,956,216	236,201,458
Deferred loan origination fees and costs	551,090	570,524
Allowances	(1,388,066)	(1,567,926)

Carrying amount	250,119,240	235,204,056

Loans to banks as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Loans	6,018,909	6,322,651
Allowances	(77)	(66)

Carrying amount	6,018,832	6,322,585

Loans to customers other than banks as at December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017
	Retail	Corporate	Total
Loans in Korean won	130,223,811	104,442,685	234,666,496
Loans in foreign currencies	79,283	1,990,056	2,069,339
Domestic import usance bills	—	2,128,868	2,128,868
Off-shore funding loans	—	750,102	750,102
Call loans	—	335,000	335,000
Bills bought in Korean won	—	4,168	4,168
Bills bought in foreign currencies	—	3,872,641	3,872,641
Guarantee payments under payment guarantee	—	6,373	6,373
Reverse repurchase agreements	—	1,025,600	1,025,600
Privately placed bonds	—	629,810	629,810

	130,303,094	115,185,303	245,488,397
Proportion (%)	53.08	46.92	100.00

Allowances	(318,138)	(1,069,851)	(1,387,989)

	129,984,956	114,115,452	244,100,408

91

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Retail	Corporate	Total
Loans in Korean won	123,626,526	96,814,325	220,440,851
Loans in foreign currencies	60,358	1,454,985	1,515,343
Domestic import usance bills	—	2,962,676	2,962,676
Off-shore funding loans	—	559,915	559,915
Call loans	—	261,255	261,255
Bills bought in Korean won	—	5,568	5,568
Bills bought in foreign currencies	—	2,826,114	2,826,114
Guarantee payments under payment guarantee	—	11,327	11,327
Reverse repurchase agreements	—	1,213,700	1,213,700
Privately placed bonds	—	652,582	652,582

	123,686,884	106,762,447	230,449,331
Proportion (%)	53.67	46.33	100.00

Allowances	(332,743)	(1,235,117)	(1,567,860)

	123,354,141	105,527,330	228,881,471

Changes in deferred loan origination fees and costs for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	582,479	267,116	(287,170)	—	562,425
Other origination costs	295	243	(328)	(2)	208

	582,774	267,359	(287,498)	(2)	562,633

Deferred loan origination fees
Loans in Korean won	9,968	1,776	(4,951)	—	6,793
Other origination fees	2,282	3,672	(1,269)	65	4,750

	12,250	5,448	(6,220)	65	11,543

	570,524	261,911	(281,278)	(67)	551,090

(In millions of Korean won)	2016
	Beginning	Increase	Decrease	Ending
Deferred loan origination costs
Loans in Korean won	594,518	297,671	(309,710)	582,479
Other origination costs	470	230	(405)	295

	594,988	297,901	(310,115)	582,774

Deferred loan origination fees
Loans in Korean won	15,972	3,056	(9,060)	9,968
Other origination fees	4,352	902	(2,972)	2,282

	20,324	3,958	(12,032)	12,250

	574,664	293,943	(298,083)	570,524

92

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

11. Allowances for Loan Losses

Changes in the allowances for loan losses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Retail	Corporate	Total
Beginning	332,743	1,235,183	1,567,926
Written-off	(274,714)	(375,705)	(650,419)
Recoveries from written-off loans	136,522	272,979	409,501
Sale	(683)	(17,560)	(18,243)
Other changes	2,081	(85,428)	(83,347)
Provision(Reversal)[1]	122,189	40,459	162,648

Ending	318,138	1,069,928	1,388,066

(In millions of Korean won)	2016
	Retail	Corporate	Total
Beginning	431,967	1,575,029	2,006,996
Written-off	(252,642)	(725,346)	(977,988)
Recoveries from written-off loans	151,242	198,972	350,214
Sale	(3,924)	(37,535)	(41,459)
Other changes	(4,579)	(46,322)	(50,901)
Provision(Reversal)[1]	10,679	270,385	281,064

Ending	332,743	1,235,183	1,567,926

[1]	Provision(Reversal) for credit losses in statements of comprehensive income also includes provision(reversal) for unused commitments and guarantees (Note 22), provision(reversal) for financial guarantee contracts (Note 22), and provision(reversal) for other financial assets (Note 17).

93

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

12. Financial Assets at Fair Value Through Profit or Loss and Financial Investments

Details of financial assets at fair value through profit or loss and financial investments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Financial assets held for trading
Debt securities
Government and public bonds	1,071,617	1,706,005
Financial bonds	1,765,827	1,808,055
Corporate bonds	206,564	68,720
Equity securities
Beneficiary certificates	29,251	27,099
Others	73,856	72,349

Total financial assets at fair value through profit or loss	3,147,115	3,682,228

Available-for-sale financial assets
Debt securities
Government and public bonds	2,820,398	6,590,766
Financial bonds	15,752,775	8,274,819
Corporate bonds	6,639,107	3,997,481
Asset-backed securities	2,205,360	2,729,749
Equity securities
Stocks	1,908,846	1,760,783
Equity investments	143,685	148,400
Beneficiary certificates	4,005,417	4,195,373
Others	500	500

	33,476,088	27,697,871

Held-to-maturity financial assets
Debt securities
Government and public bonds	1,302,836	1,534,324
Financial bonds	1,873,101	1,528,268
Corporate bonds	1,360,836	1,782,391
Asset-backed securities	4,195,473	3,582,515

	8,732,246	8,427,498

Total financial investments	42,208,334	36,125,369

94

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The impairment losses and the reversal of impairment losses in financial investments for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Impairment	Reversal	Net
Available-for-sale financial assets	(12,405)	—	(12,405)

(In millions of Korean won)	2016
	Impairment	Reversal	Net
Available-for-sale financial assets	(22,225)	—	(22,225)

13. Investments in Associates and Subsidiaries

Investments in associates and subsidiaries as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won, In thousands of US dollars)	December 31, 2017
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Balhae Infrastructure Fund [1]	12.61	101,794	105,190	105,455	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00	4,500	5,056	2,769	Credit information	Korea
KB12-1 Venture Investment Partnership [3]	80.00	22,800	37,239	22,800	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00	3,891	4,504	1,585	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93	89,124	105,567	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99	9,159	(16,202)	8,393	Operation of highways and related facilities	Korea
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	10,376	13,770	10,376	Investment finance	Korea
Future Planning KB Start-up Creation Fund [3]	50.00	14,700	18,093	14,700	Investment finance	Korea
Shinla Construction Co., Ltd. [5]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [5]	24.06	—	36	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[5]	22.89	—	(601)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[5]	42.65	—	(433)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[5]	26.49	—	(20)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[5]	26.05	—	(102)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[5]	38.62	—	155	—	Wholesale of paper	Korea

95

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Jaeyang Industry Co., Ltd.[5]	20.86		—	(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd.[5]	41.01		—	(223)	—	Screen printing	Korea
Jinseung Tech Co., Ltd.[5]	30.04		—	(173)	—	Manufacture of other general-purpose machinery n.e.c.	Korea
Dong Jo Co., Ltd.[5]	29.29		—	691	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd.[5]	22.41		—	580	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd.[5]	25.34		—	1,652	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd.[5]	49.36		—	1,017	—	Earth works	Korea
Daesang Techlon Co., Ltd.[5]	47.73		—	96	—	Manufacture of Plastic, Teflon etc.	Korea
KB High-tech Company Investment Fund [3]	50.00		25,000	26,847	25,000	Investment finance	Korea
Aju Good Technology Venture Fund	38.46		8,230	7,856	8,230	Investment finance	Korea
KB-KDBC New Technology Business Investment Fund	33.33		2,500	2,486	2,500	Investment finance	Korea

			292,074	312,008	290,932

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00	USD	30,392	83,222	67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd.[4]	100.00	USD	20,000	22,866	23,451	Banking	China
Kookmin Bank Cambodia PLC.[4]	100.00	USD	47,846	56,453	55,711	Banking	Cambodia
Kookmin Bank(China) Ltd.[4]	100.00	USD	383,875	400,720	418,155	Banking	China
KB Microfinance Myanmar Co., Ltd.[4]	100.00	USD	10,000	9,972	11,428	Micro finance services	Myanmar

		USD	492,113	573,233	576,141

				885,241	867,073

(In millions of Korean won, In thousands of US dollars)	December 31, 2016
	Ownership (%)	Acquisition cost		Share of net asset amount	Carrying amount	Industry	Location
Associates
Balhae Infrastructure Fund [1]	12.61		130,189	133,200	133,850	Investment finance	Korea
Korea Credit Bureau Co., Ltd.[1]	9.00		4,500	4,853	2,769	Credit information	Korea
JSC Bank CenterCredit
Ordinary shares [2,6]	29.56		954,104	(32,191)	30,111	Banking	Kazakhstan
Preferred shares [2,6]	93.15
KB12-1 Venture Investment Partnership [3]	80.00		27,200	38,797	27,200	Investment finance	Korea
KoFC KBIC Frontier Champ 2010-5(PEF)	30.00		14,391	15,063	12,085	Investment finance	Korea
KB GwS Private Securities Investment Trust	20.93		89,124	104,204	89,124	Investment finance	Korea
Incheon Bridge Co., Ltd.[1]	14.99		24,677	728	24,677	Operation of highways and related facilities	Korea

96

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	20.00	18,160	19,831	18,160	Investment finance	Korea
Future Planning KB Start-up Creation Fund [3]	50.00	10,700	15,202	10,700	Investment finance	Korea
Shinla Construction Co., Ltd. [5]	20.17	—	(543)	—	Specialty construction	Korea
Terra Corporation [5]	24.06	—	44	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp.[5]	22.89	—	(542)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd.[5]	42.65	—	(420)	—	Wholesale of primary metal	Korea
Doosung Metal Co., Ltd.[5]	26.49	—	(51)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd.[5]	26.05	—	(137)	—	Manufacture of underwear and sleepwear	Korea
DPAPS Co., Ltd.[5]	38.62	—	151	—	Wholesale of paper	Korea
EJADE Co., Ltd.[5]	25.67	—	(520)	—	Wholesale of underwear	Korea
Jaeyang Industry Co., Ltd. [5]	20.86	—	(522)	—	Manufacture of luggage and other protective cases	Korea
Keundae Printing Co., Ltd.[5]	41.01	—	(351)	—	Screen printing	Korea
KB High-tech Company Investment Fund [3]	50.00	15,000	15,140	15,000	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	1,997	1,949	1,997	Investment finance	Korea

		1,290,042	313,885	365,673

Subsidiaries
Kookmin Bank Int’l Ltd.(London) [4]	100.00	USD30,392	90,826	67,396	Banking	United Kingdom
Kookmin Bank Hong Kong Ltd.[4]	100.00	USD20,000	165,889	105,643	Banking	China
Kookmin Bank Cambodia PLC.[4]	100.00	USD47,846	62,623	55,711	Banking	Cambodia
Kookmin Bank(China) Ltd.[4]	100.00	USD383,875	423,264	418,155	Banking	China

		USD482,113	742,602	646,905

			1,056,487	1,012,578

[1]	As at December 31, 2017 and December 31, 2016, the Bank is represented in the governing bodies of its associates. Therefore, the Bank has significant influence over the decision-making process relating to their financial and business policies.
[2]	The Bank determined that ordinary shares and convertible preferred shares issued by JSC Bank CenterCredit are the same in economic substance except for voting rights, and therefore, ordinary shares and convertible preferred shares are not presented separately. The fair value of ordinary shares of JSC Bank CenterCredit, reflecting the quoted market price as at December 31, 2016, amounts to ~~W~~ 29,358 million.
[3]	As at December 31, 2017 and 2016, the Bank is a partner in a limited partnership and does not have the right to control over these entities.
[4]	Acquisition costs of investments in subsidiaries are presented in US dollars.
[5]	The investment in associates was reclassified from available-for-sale financial assets due to termination of rehabilitation procedures.
[6]	The Bank sold the entire share of JSC Bank CenterCredit for the year ended December 31, 2017.

97

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in investments in associates and subsidiaries for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Balhae Infrastructure Fund	133,850	807	(29,202)	—	105,455
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
JSC Bank CenterCredit	30,111	—	(30,111)	—	—
KB12-1 Venture Investment Partnership	27,200	—	(4,400)	—	22,800
KoFC KBIC Frontier Champ 2010-5 (PEF)	12,085	—	(10,500)	—	1,585
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	24,677	—	(15,520)	(764)	8,393
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	18,160	—	(7,784)	—	10,376
Future Planning KB Start-up Creation Fund	10,700	4,000	—	—	14,700
KB-KDBC New Technology Business Investment Fund	—	2,500	—	—	2,500
KB High-tech Company Investment Fund	15,000	10,000	—	—	25,000
Aju Good Technology Venture Fund	1,997	6,233	—	—	8,230
Subsidiaries
Kookmin Bank Int’l Ltd.(London)	67,396	—	—	—	67,396
Kookmin Bank Hongkong Ltd. [1]	105,643	—	—	(82,192)	23,451
Kookmin Bank Cambodia PLC.	55,711	—	—	—	55,711
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co.,Ltd	—	11,428	—	—	11,428

	1,012,578	34,968	(97,517)	(82,956)	867,073

[1]	Impairment losses are recognized due to decrease in net asset value resulting from dividend payment amounting of USD 114 million.

98

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Balhae Infrastructure Fund	129,123	4,727	—	—	133,850
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
UAMCO., Ltd.	84,792	—	(84,792)	—	—
JSC Bank CenterCredit[1]	31,134	—	—	(1,023)	30,111
KB12-1 Venture Investment Partnership	40,000	—	(12,800)	—	27,200
KoFC KBIC Frontier Champ 2010-5 (PEF)	13,825	—	(1,740)	—	12,085
United PF 1st Recovery Private Equity Fund	172,441	—	(172,441)	—	—
KB GwS Private Securities Investment Trust	89,124	—	—	—	89,124
Incheon Bridge Co., Ltd.	24,677	—	—	—	24,677
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	24,760	3,000	(9,600)	—	18,160
Future Planning KB Start-up Creation Fund	12,000	4,000	(5,300)	—	10,700
KB High-tech Company Investment Fund	—	15,000	—	—	15,000
Aju Good Technology Venture Fund	—	2,000	(3)	—	1,997
Subsidiaries
Kookmin Bank Int’l Ltd.(London)	67,396	—	—	—	67,396
Kookmin Bank Hongkong Ltd.	105,643	—	—	—	105,643
Kookmin Bank Cambodia PLC.	19,885	35,826	—	—	55,711
Kookmin Bank(China) Ltd.	418,155	—	—	—	418,155

	1,235,724	64,553	(286,676)	(1,023)	1,012,578

[1]	Asset quality of Kazakhstan banks has been deteriorating due to extended depression of its domestic economy mainly driven by the financial crisis in Russia and decline in oil prices. The Bank recognized impairment loss in its investment in JSC Bank CenterCredit because the Bank determined that the recovery of JSC Bank CenterCredit’s financial soundness is delayed and assessed the economic condition in Kazakhstan as not to recover in the near future.

99

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

14. Property and Equipment, and Investment Properties

Details of property and equipment as at December 31, 2017 and 2016 are as follows:

	2017
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,949,332	—	(1,018)	1,948,314
Buildings	1,207,836	(415,017)	(5,859)	786,960
Leasehold improvements	710,060	(634,803)	—	75,257
Equipment and vehicles	1,151,915	(1,004,994)	—	146,921
Construction in-progress	11,975	—	—	11,975
Finance lease assets	23,069	(17,840)	—	5,229

	5,054,187	(2,072,654)	(6,877)	2,974,656

	2016
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,042,623	—	(1,018)	2,041,605
Buildings	1,223,538	(402,967)	(5,859)	814,712
Leasehold improvements	647,758	(585,017)	—	62,741
Equipment and vehicles	1,186,938	(1,032,253)	—	154,685
Construction in-progress	4,013	—	—	4,013
Finance lease assets	22,391	(14,430)	—	7,961

	5,127,261	(2,034,667)	(6,877)	3,085,717

Changes in property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	2,041,605	16,647	(109,892)	(19)	—	(27)	1,948,314
Buildings	814,712	—	2,391	(1,023)	(29,058)	(62)	786,960
Leasehold improvements	62,741	9	57,548	(757)	(57,575)	13,291	75,257
Equipment and vehicles	154,685	88,896	—	(170)	(96,505)	15	146,921
Construction-in-progress	4,013	110,122	(102,160)	—	—	—	11,975
Finance lease assets	7,961	678	—	—	(3,410)	—	5,229

	3,085,717	216,352	(152,113)	(1,969)	(186,548)	13,217	2,974,656

100

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)
	2016
	Beginning	Acquisition	Transfers[1]	Disposal	Depreciation	Others	Ending
Land	1,882,298	98,311	61,103	(127)	—	20	2,041,605
Buildings	815,972	1,187	26,837	(545)	(28,803)	64	814,712
Leasehold improvements	46,994	883	49,375	(648)	(44,576)	10,713	62,741
Equipment and vehicles	148,496	103,075	—	(179)	(96,714)	7	154,685
Construction-in-progress	443	144,588	(141,020)	—	—	2	4,013
Finance lease assets	12,583	606	—	—	(5,228)	—	7,961

	2,906,786	348,650	(3,705)	(1,499)	(175,321)	10,806	3,085,717

[1]	Including transfers from investment property and assets held for sale.

Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
2017
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

(In millions of Korean won)
2016
Beginning	Impairment	Reversal	Others	Ending
(6,877)	—	—	—	(6,877)

Details of investment properties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated depreciation	Carrying amount
Land	40,621	—	40,621
Buildings	24,684	(8,867)	15,817

	65,305	(8,867)	56,438

(In millions of Korean won)	2016
	Acquisition cost	Accumulated depreciation	Carrying amount
Land	59,604	—	59,604
Buildings	29,321	(9,995)	19,326

	88,925	(9,995)	78,930

101

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The valuation technique and input variables that are used to measure the fair value of investment property as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair Value	Valuation technique	Inputs
Land and Buildings	63,144	Cost approach value	- Price per square meter - Replacement cost

As at December 31, 2017 and 2016, fair values of the investment properties amount to ~~W~~63,144 million and ~~W~~86,428 million, respectively. The investment properties were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

Rental income from the above investment properties for the years ended December 31, 2017 and 2016, amounts to ~~W~~718 million and ~~W~~663 million, respectively.

Changes in investment properties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Beginning	Acquisition	Transfers	Depreciation	Ending
Land	59,603	—	(18,982)	—	40,621
Buildings	19,327	—	(2,879)	(631)	15,817

	78,930	—	(21,861)	(631)	56,438

(In millions of Korean won)
	2016
	Beginning	Acquisition	Transfers	Depreciation	Ending
Land	66,806	—	(7,203)	—	59,603
Buildings	21,083	—	(1,057)	(699)	19,327

	87,889	—	(8,260)	(699)	78,930

102

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

15. Intangible Assets

Details of intangible assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	865,116	(711,855)	(3,597)	149,664

	930,404	(711,855)	(3,597)	214,952

(In millions of Korean won)	2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	814,665	(669,779)	(3,875)	141,011

	879,953	(669,779)	(3,875)	206,299

The goodwill arose from the merger of Housing & Commercial Bank (“H&CB”), and there is no change in goodwill for the years ended December 31, 2017 and 2016.

Details of allocating goodwill to cash-generating units and related information for impairment testing as at December 31, 2017, are as follows:

(In millions of Korean won)
	Housing & Commercial Bank
	Retail Banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeded carrying amount	8,957,260	3,448,191	12,405,451
Discount rate (%)	20.47	20.81
Permanent growth rate (%)	1.00	1.00

Goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the combination for impairment testing, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized the amount of ~~W~~65,288 million related to goodwill acquired in the merger of Housing & Commercial Bank. Of this amount, the amount of ~~W~~49,315 million and ~~W~~15,973 million were allocated to the Retail Banking and Corporate Banking, respectively. Cash-generating units, to which goodwill has been allocated, is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit, including the goodwill, with the recoverable amount of the unit.

103

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs to sell and its value in use. The fair value less costs to sell is the amount obtainable from the sale in an arm’s length transaction between knowledgeable, willing parties, less the costs of disposal. If it is difficult to measure the amount obtainable from the sale of the cash-generating unit, the Bank measures the fair value less costs to sell by reflecting the characteristics of the measured cash-generating unit. If it is not possible to obtain the reliable information to measure the fair value less costs to sell, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The projections of the future cash flows are based on the most recent financial budget approved by management and generally cover a period of five years. The future cash flows after projection period are estimated on the assumption that the future cash flows will increase by 1.0% annually for Retail Banking and Corporate Banking. The key assumptions used for the estimation of the future cash flows are the market size and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Details of intangible assets, excluding goodwill, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,435	(1,154)	—	281
Software	709,641	(622,243)	—	87,398
Other intangible assets	127,934	(74,891)	(3,597)	49,446
Finance leases assets	26,106	(13,567)	—	12,539

	865,116	(711,855)	(3,597)	149,664

(In millions of Korean won)	2016
	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	1,022	(900)	—	122
Software	672,907	(590,044)	—	82,863
Other intangible assets	115,423	(69,851)	(3,875)	41,697
Finance leases assets	25,313	(8,984)	—	16,329

	814,665	(669,779)	(3,875)	141,011

104

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in intangible assets, excluding goodwill, for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	122	244	(8)	(91)	14	281
Software	82,863	36,913	—	(32,373)	(5)	87,398
Other intangible assets	41,697	13,418	(306)	(5,665)	302	49,446
Finance leases assets	16,329	792	—	(4,582)	—	12,539

	141,011	51,367	(314)	(42,711)	311	149,664

(In millions of Korean won)
	2016
	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	125	47	—	(50)	—	122
Software	44,319	64,936	—	(26,392)	—	82,863
Other intangible assets	45,822	8,049	(3,810)	(6,470)	(1,894)	41,697
Finance leases assets	20,000	708	—	(4,379)	—	16,329

	110,266	73,740	(3,810)	(37,291)	(1,894)	141,011

Changes in accumulated impairment losses on intangible assets for the years ended December 31, 2017 and 2016, are as follows:

	2017
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(3,875)	—	35	243	(3,597)

	2016
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses on other intangible assets	(7,470)	(1,944)	15	5,224	(3,875)

105

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in emission rights for the year ended December 31, 2017, are as follows:

(KAU, In millions of Korean won)
	Applicable under 2016		Applicable under 2017		Total
	Quantity	Carrying amount	Quantity	Carrying amount	Quantity	Carrying amount
Beginning	99,283	—	104,920	—	204,203	—
Gratuitous allocation	578	—	17,046	—	17,624	—
Borrowing	18,306	—	(18,306)	—	—	—
Surrendered to government	(117,484)	—	—	—	(117,484)	—
Cancel	(683)	—	(398)	—	(1,081)	—

Ending	—	—	103,262	—	103,262	—

16. Deferred Income Tax Assets and Liabilities

Details of deferred income tax assets and liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets	Liabilities	Net amount
Other provisions	71,870	—	71,870
Impairment losses on property and equipment	5,411	—	5,411
Interest on equity index-linked deposits	43	—	43
Share-based payments	17,014	—	17,014
Provisions for guarantees	24,341	—	24,341
Gains on valuation of derivatives	—	(19,239)	(19,239)
Present value discount	—	(58)	(58)
Losses on fair value hedged item	—	(15,698)	(15,698)
Accrued interest	—	(43,328)	(43,328)
Deferred loan origination fees and costs	—	(131,911)	(131,911)
Gains on revaluation	—	(306,344)	(306,344)
Investments in subsidiaries and associates	9,271	(29,022)	(19,751)
Gains on valuation of security investment	21,483	—	21,483
Defined benefit liabilities	332,930	—	332,930
Accrued expenses	128,700	—	128,700
Retirement insurance expense	—	(301,261)	(301,261)
Adjustments to the prepaid contributions	—	(16,236)	(16,236)
Others	141,444	(18,325)	123,119

	752,507	(881,422)	(128,915)
Offsetting of deferred income tax assets and liabilities	(752,507)	752,507	—

Total	—	(128,915)	(128,915)

106

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Assets	Liabilities	Net amount
Other provisions	70,507	—	70,507
Impairment losses on property and equipment	5,037	—	5,037
Interest on equity index-linked deposits	41	—	41
Share-based payments	10,408	—	10,408
Provisions for guarantees	30,569	—	30,569
Gains on valuation of derivatives	—	(10,235)	(10,235)
Present value discount	—	(22)	(22)
Losses on fair value hedged item	—	(14,335)	(14,335)
Accrued interest	—	(43,842)	(43,842)
Deferred loan origination fees and costs	—	(120,310)	(120,310)
Gains on revaluation	—	(270,890)	(270,890)
Investments in subsidiaries and associates	1,091	(25,539)	(24,448)
Gains on valuation of security investment	68,455	—	68,455
Defined benefit liabilities	300,059	—	300,059
Accrued expenses	232,207	—	232,207
Retirement insurance expense	—	(270,808)	(270,808)
Adjustments to the prepaid contributions	—	(15,142)	(15,142)
Others	157,660	(20,445)	137,215

	876,034	(791,568)	84,466
Offsetting of deferred income tax assets and liabilities	(791,568)	791,568	—

Total	84,466	—	84,466

Unrecognized deferred income tax liabilities

No deferred income tax liabilities have been recognized for the taxable temporary difference of ~~W~~65,288 million arising from the initial recognition of goodwill from the merger of Housing and Commercial Bank as at December 31, 2017.

Unrecognized deferred income tax assets

No deferred income tax assets have been recognized for the deductible temporary difference of ~~W~~5,923 million associated with investments in associates and subsidiaries as at December 31, 2017, because it is not probable that the temporary differences will be reversed in the foreseeable future.

No deferred income tax assets have been recognized for deductible temporary differences of ~~W~~80,204 million and ~~W~~12,500 million associated with loss on SPE repurchase and others, respectively, as at December 31, 2017, due to the uncertainty that these will be realized in the future.

107

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in cumulative temporary differences for the years ended December 31, 2017 and 2016, are as follows.

(In millions of Korean won)	2017
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	291,350	291,350	261,346	261,346
Impairment losses on property and equipment	20,812	20,812	19,678	19,678
Interest on equity index-linked deposits	168	168	155	155
Share-based payments	43,008	43,008	61,870	61,870
Provisions for guarantees	126,319	126,319	88,512	88,512
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	766,614	756,182	29,202	39,634
Gains on valuation of security investment	282,872	282,872	78,120	78,120
Defined benefit liabilities	1,239,914	205,084	175,824	1,210,654
Accrued expenses	959,532	959,532	467,999	467,999
Others	670,520	194,905	51,230	526,845

	4,481,313	2,880,232	1,233,936	2,835,017

Unrecognized deferred income tax assets
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	762,105			5,923
Others	21,797			12,500

	3,617,207			2,736,390

Tax rate (%)	24.20			27.50

Total deferred income tax assets from deductible temporary differences	876,034			752,507

108

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2017
	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	(59,235)	(59,235)	(57,083)	(57,083)
Accrued interest	(181,166)	(136,159)	(112,549)	(157,556)
Deferred loan origination fees and costs	(497,149)	(497,149)	(479,677)	(479,677)
Gains on valuation of derivatives	(42,294)	(42,294)	(69,960)	(69,960)
Present value discount	(92)	(92)	(209)	(209)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,119,379)	(5,399)	—	(1,113,980)
Investments in subsidiaries and associates	(105,534)	—	—	(105,534)
Retirement insurance expense	(1,119,042)	(170,469)	(146,922)	(1,095,495)
Adjustments to the prepaid contributions	(62,569)	(61,034)	(57,505)	(59,040)
Others	(84,483)	(28,891)	(11,045)	(66,637)

	(3,336,231)	(1,000,722)	(934,950)	(3,270,459)

Unrecognized deferred income tax liabilities:
Goodwill from merger	(65,288)			(65,288)

	(3,270,943)			(3,205,171)

Tax rate (%)[1]	24.20			27.50

Total deferred income tax liabilities from taxable temporary differences	(791,568)			(881,422)

[1]	The corporate tax rate has changed due to the revision of the tax law at the end of 2017; accordingly, deferred tax assets (liabilities) that are expected to be realized after 2018 will be applied with tax rate of 27.5%.

109

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Losses from fair value hedge	11,882	11,882	—	—
Other provisions	283,672	283,672	291,350	291,350
Impairment losses on property and equipment	20,738	20,738	20,812	20,812
Interest on equity index-linked deposits	287	287	168	168
Share-based payments	33,754	33,754	43,008	43,008
Provisions for guarantees	157,954	157,954	126,319	126,319
Loss on SPE repurchase	80,204	—	—	80,204
Investment in subsidiaries and associates	763,072	—	3,542	766,614
Gains on valuation of security investment	284,965	284,965	282,872	282,872
Defined benefit liabilities	1,118,809	48,247	169,352	1,239,914
Accrued expenses	190,228	190,228	959,532	959,532
Others	577,684	70,847	163,683	670,520

	3,523,249	1,102,574	2,060,638	4,481,313

Unrecognized deferred income tax assets
Other provisions	67			—
Loss on SPE repurchase	80,204			80,204
Investment in subsidiaries and associates	763,072			762,105
Others	21,393			21,797

	2,658,513			3,617,207

Tax rate (%)	24.20			24.20

Total deferred income tax assets from deductible temporary differences	643,361			876,034

110

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Beginning	Decrease	Increase	Ending
Taxable temporary differences
Losses from fair value hedge	—	—	(59,235)	(59,235)
Accrued interest	(179,394)	(128,025)	(129,797)	(181,166)
Deferred loan origination fees and costs	(497,418)	(497,418)	(497,149)	(497,149)
Gains on valuation of derivatives	(125,582)	(125,582)	(42,294)	(42,294)
Present value discount	(104)	(104)	(92)	(92)
Goodwill from merger	(65,288)	—	—	(65,288)
Gains on revaluation	(1,126,842)	(7,463)	—	(1,119,379)
Investments in subsidiaries and associates	(109,195)	(3,661)	—	(105,534)
Retirement insurance expense	(973,303)	(48,247)	(193,986)	(1,119,042)
Adjustments to the prepaid contributions	(90,653)	(90,653)	(62,569)	(62,569)
Others	(77,501)	(21,271)	(28,253)	(84,483)

	(3,245,280)	(922,424)	(1,013,375)	(3,336,231)

Unrecognized deferred income tax liabilities:
Goodwill from merger	(65,288)			(65,288)
Investments in subsidiaries and associates	(17,771)			—

	(3,162,221)			(3,270,943)

Tax rate (%)	24.20			24.20

Total deferred income tax liabilities from taxable temporary differences	(765,258)			(791,568)

111

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

17. Other Assets

Details of other assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other financial assets
Other receivables	3,547,926	2,625,262
Accrued income	763,040	737,741
Guarantee deposits	1,041,273	1,119,467
Domestic exchange settlement debits	944,697	531,193
Others	58,763	9,397
Allowances for loan losses	(50,541)	(59,805)
Present value discount	(1,855)	(1,995)

	6,303,303	4,961,260

Other non-financial assets
Other receivables	49	39
Prepaid expenses	102,777	106,483
Guarantee deposits	3,090	3,246
Others	68,416	78,567
Allowances on other assets	(22,575)	(23,305)

	151,757	165,030

	6,455,060	5,126,290

Changes in allowances for loan losses on other assets for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Other financial assets	Other non-financial assets	Total
Beginning	59,805	23,305	83,110
Provision	1,996	1,240	3,236
Written-off	(12,392)	(1,970)	(14,362)
Others	1,132	—	1,132

Ending	50,541	22,575	73,116

(In millions of Korean won)	2016
	Other financial assets	Other non-financial assets	Total
Beginning	286,714	23,128	309,842
Provision	1,886	717	2,603
Written-off	(269,949)	(540)	(270,489)
Others	41,154	—	41,154

Ending	59,805	23,205	83,110

112

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

18. Assets Held for Sale

Details of assets held for sale as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	133,445	(1,492)	131,953	251,520
Buildings	34,862	(11,309)	23,553	24,548

	168,307	(12,801)	155,506	276,068

(In millions of Korean won)	2016
	Acquisition cost[1]	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land	27,787	(8,177)	19,610	21,182
Buildings	12,675	(5,758)	6,917	7,201

	40,462	(13,935)	26,527	28,383

[1]	Acquisition cost of buildings held for sale is net of accumulated depreciation before classified as assets held for sale.

The valuation technique and input variables that are used to measure the fair value of assets held for sale as at December 31, 2017, are as follows:

(In millions of Korean won)	2017
	Fair value	Valuation technique[1]	Unobservable inputs[2]	Range of unobservable inputs(%)	Effect of unobservable inputs on fair value
Land and buildings	276,068	Market comparison approach model and others	Adjustment index	0.20 ~ 1.10	Fair value increases as the adjustment index rises
			Adjustment ratio	-20.00 ~ 0.00	Fair value decreases as the absolute value of adjustment ratio rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the real estate index or the producer price index, or land price volatility.

The fair values of assets held for sale were measured by qualified independent appraisers with experience in valuing similar properties in the same area. In addition, per the fair value hierarchy on Note 6.1, the fair value hierarchy of all investment properties has been categorized and classified as Level 3.

113

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
2017
Beginning	Provision	Reversal	Others	Ending
(13,935)	(16,994)	5,138	12,990	(12,801)

(In millions of Korean won)
2016
Beginning	Provision	Reversal	Others	Ending
(13,861)	(5,268)	96	5,098	(13,935)

As at December 31, 2017, assets held for sale consist of Myeongdong head office building and ten real estates of closed offices, which the management of the Bank was committed to sell, were not yet sold by December 31, 2017. The Bank has completed its sale of Myeongdong head office building during February 2018, which has been entered into sales agreement in 2017. And three out of the above assets held for sale are under sales negotiation and the remaining seven assets are also being actively marketed.

19. Deposits

Details of deposits as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Demand deposits
Demand deposits in Korean won	111,234,450	103,125,286
Demand deposits in foreign currencies	6,584,271	4,911,210

	117,818,721	108,036,496

Time deposits
Time deposits in Korean won	123,068,980	116,921,293

	123,068,980	116,921,293
Time deposits in foreign currencies	3,657,580	3,486,925
Fair value adjustments on fair value hedged time deposits in foreign currencies	(51,033)	(61,656)

	3,606,547	3,425,269

	126,675,527	120,346,562

Certificates of deposits	3,218,540	2,880,557

Total deposits	247,712,788	231,263,615

114

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

20. Debts

Details of debts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Borrowings	14,177,282	11,953,740
Bonds sold under repurchase agreements and others	710,370	1,236,408
Call money	967,259	2,593,003

	15,854,911	15,783,151

Details of borrowings as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	2017	2016
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	0.50~0.75	1,888,880	1,644,260
	Borrowings from the government	SEAMS and others	0.00~3.00	1,726,543	1,331,688
	Borrowings from non- banking financial institutions	Korea Development Bank	0.20~2.70	342,376	320,755
	Other borrowings	Korea Development Bank and others	0.00~3.88	3,118,364	2,453,790

				7,076,163	5,750,493

Borrowings in foreign currencies	Due to banks	Commerzbank and others	—	19,820	70,624
	Borrowings from banking institutions	Central Bank Of Uzbekistan and others	0.15~2.30	5,408,642	3,506,982
	Borrowings from other financial institutions	Export Import Bank of Korea and others	1.89~2.83	76,134	121,104
	Other borrowings	Standard Chartered Bank and others	—	1,596,523	2,504,537

				7,101,119	6,203,247

				14,177,282	11,953,740

115

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of bonds sold under repurchase agreements and others as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2017	2016
Bonds sold under repurchase agreements	Individuals, groups, corporations	1.46	700,466	1,225,871
Bills sold	Counter sale	0.40~1.00	9,904	10,537

			710,370	1,236,408

Details of call money as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	Lenders	Annual interest rate (%)	2017	2016
Call money in Korean won	Deutsche Bank AG, Seoul and others	1.33~1.48	577,100	1,525,500
Call money in foreign currencies	Central Bank of Uzbekistan and others	1.20~2.00	390,159	1,067,503

			967,259	2,593,003

116

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

21. Debentures

Details of debentures as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Annual interest rate (%)	2017	2016
Debentures in Korean won
Structured debentures	0.29~6.00	135,800	337,500
Subordinated fixed rate debentures in Korean won	3.08~5.12	2,888,411	3,196,993
Fixed rate debentures in Korean won	1.29~3.45	12,220,065	6,510,095
Floating rate debentures in Korean won	—	—	680,000

		15,244,276	10,724,588
Fair value adjustments on fair value hedged debentures in Korean won		19,891	26,724
Discount on debentures in Korean won		(36,920)	(9,560)

		15,227,247	10,741,752

Debentures in foreign currencies
Floating rate debentures	1.79~2.49	835,692	700,930
Fixed rate debentures	1.63~2.88	2,142,800	2,803,721

		2,978,492	3,504,651
Fair value adjustments on fair value hedged debentures in foreign currencies		(25,941)	(24,303)
Discount on debentures in foreign currencies		(12,300)	(11,408)

		2,940,251	3,468,940

		18,167,498	14,210,692

117

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in debentures based on face value for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	337,500	—	(201,700)	—	135,800
Subordinated fixed rate debentures	3,196,993	—	(308,582)	—	2,888,411
Fixed rate debentures	6,510,095	8,300,000	(2,590,030)	—	12,220,065
Floating rate debentures	680,000	—	(680,000)	—	—

	10,724,588	8,300,000	(3,780,312)	—	15,244,276

Debentures in foreign currencies
Floating rate debentures	700,930	884,239	(670,236)	(79,241)	835,692
Fixed rate debentures	2,803,721	568,150	(945,394)	(283,677)	2,142,800

	3,504,651	1,452,389	(1,615,630)	(362,918)	2,978,492

	14,229,239	9,752,389	(5,395,942)	(362,918)	18,222,768

(In millions of Korean won)	2016
	Beginning	Issues	Repayments	Others	Ending
Debentures in Korean won
Structured debentures	909,788	—	(572,288)	—	337,500
Subordinated fixed rate debentures	4,471,829	—	(1,274,836)	—	3,196,993
Fixed rate debentures	6,750,523	2,610,000	(2,850,428)	—	6,510,095
Floating rate debentures	—	680,000	—	—	680,000

	12,132,140	3,290,000	(4,697,552)	—	10,724,588

Debentures in foreign currencies
Floating rate debentures	1,477,524	35,595	(806,459)	(5,730)	700,930
Fixed rate debentures	2,325,537	1,185,480	(817,096)	109,800	2,803,721

	3,803,061	1,221,075	(1,623,555)	104,070	3,504,651

	15,935,201	4,511,075	(6,321,107)	104,070	14,229,239

22. Provisions

Details of provisions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Provisions for unused loan commitments	106,555	124,966
Provisions for acceptances and guarantees	88,512	126,319
Provisions for asset retirement obligation	85,575	77,810
Others	76,846	96,055

	357,488	425,150

118

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in provisions for unused loan commitments, acceptances and guarantees for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	124,966	126,319	251,285
Effects of changes in foreign exchange rate	(1,300)	(3,362)	(4,662)
Provision(Reversal)	(17,111)	(34,540)	(51,651)
Others	—	95	95

Ending	106,555	88,512	195,067

(In millions of Korean won)	2016
	Provisions for unused loan commitments	Provisions for acceptances and guarantees	Total
Beginning	125,752	157,954	283,706
Effects of changes in foreign exchange rate	205	756	961
Reversal	(991)	(32,391)	(33,382)

Ending	124,966	126,319	251,285

Changes in provisions for asset retirement obligation for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Beginning	77,810	70,493
Provision	2,778	3,693
Reversal	(336)	(250)
Used	(6,712)	(4,788)
Unwinding of discount	1,746	1,631
Effects of changes in discount rate	10,289	7,031

Ending	85,575	77,810

Provisions for asset retirement obligation are present value of estimated costs to be incurred for restoration of the leased properties. Actual expenses are expected to be incurred at the end of each lease contract. Three-year historical data of expired leases were used to estimate the average lease year. Also, the average restoration expense based on actual three-year historical data and the three-year historical average inflation rate were used to estimate the present value of estimated costs.

119

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in other provisions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	115	50,396	8,537	1,870	358	34,779	96,055
Provision (Reversal)	185	5,133	1,390	(8)	(181)	27,781	34,300
Used and Others	(162)	(50,479)	(2,445)	—	—	(423)	(53,509)

Ending	138	5,050	7,482	1,862	177	62,137	76,846

[1]	As at December 31, 2017, the estimated greenhouse gas emission is 112,121 tons.

	2016
	Membership rewards program	Dormant accounts	Litigations	Financial guarantee liabilities	Greenhouse Gas Emission liabilities[1]	Others	Total
Beginning	99	41,091	11,570	3,809	69	38,531	95,169
Provision	180	32,464	(1,456)	(1,939)	434	3,036	32,719
Used and Others	(164)	(23,159)	(1,577)	—	(145)	(6,788)	(31,833)

Ending	115	50,396	8,537	1,870	358	34,779	96,055

[1]	As at December 31, 2016, the estimated greenhouse gas emission is 117,831 tons.

23. Net Defined Benefit Liabilities

Defined benefit plan

The Bank operates defined benefit plans which have the following characteristics:

•	The Bank has the obligation to pay the agreed benefits to all its current and former employees.

•	Actuarial risk (that benefits will cost more than expected) and investment risk fall, in substance, on the Bank.

The net defined benefit liability recognized in the statements of financial position is calculated in accordance with actuarial valuation methods. Data such as discount rates, future salary increase rates, and mortality rates based on market data and historical data are used. Actuarial assumptions may differ from actual results, due to changes in the market, economic trends and mortality trends.

120

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Changes in the net defined benefit liabilities for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,380,204	(1,309,069)	71,135
Current service cost	141,485	—	141,485
Past service cost	4,185	—	4,185
Interest expense(income)	30,159	(28,360)	1,799
Remeasurements :
-Actuarial loss arising from experience adjustment	11,520	—	11,520
-Actuarial gain arising from changes in financial assumptions	(42,579)	—	(42,579)
-Return on plan assets (excluding amounts included in interest income)	—	12,356	12,356
Contributions	—	(187,500)	(187,500)
Payments from plans (benefit payments)	(199,522)	199,522	—
Payments from the Bank	(3,977)	—	(3,977)
Transfer in	2,744	(2,608)	136
Transfer out	(5,562)	5,562	—
Effects of changes in foreign exchange rate	(24)	—	(24)
Others	32	—	32

Ending	1,318,665	(1,310,097)	8,568

121

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

(In millions of Korean won)	2016
	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities
Beginning	1,260,644	(1,205,006)	55,638
Current service cost	159,263	—	159,263
Interest expense(income)	31,105	(29,723)	1,382
Remeasurements :
-Actuarial gain arising from changes in demographic assumptions	2,164	—	2,164
-Actuarial gain arising from changes in financial assumptions	(26,509)	—	(26,509)
-Actuarial loss arising from experience adjustment	4,000	—	4,000
-Return on plan assets (excluding amounts included in interest income)	—	9,655	9,655
Contributions	—	(130,000)	(130,000)
Payments from plans (benefit payments)	(45,733)	45,733	—
Payments from the Bank	(4,492)	—	(4,492)
Transfer in	2,252	(2,236)	16
Transfer out	(2,508)	2,508	—
Effects of changes in foreign exchange rate	18	—	18

Ending	1,380,204	(1,309,069)	71,135

Details of the net defined benefit liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Present value of defined benefit obligation	1,318,665	1,380,204
Fair value of plan assets	(1,310,097)	(1,309,069)

Net defined benefit liabilities	8,568	71,135

Details of post-employment benefits recognized in profit or loss as employee compensation and benefits for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Current service cost	141,485	159,263
Past service cost	4,185	—
Interest expenses of net defined benefit liabilities	1,799	1,382

Total	147,469	160,645

122

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Remeasurements of net defined benefit liabilities recognized as other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Remeasurements:
-Actuarial gain(loss) arising from changes in demographic assumptions	—	(2,164)
-Actuarial gain arising from experience adjustment	(11,520)	(4,000)
-Actuarial loss arising from changes in financial assumptions	42,579	26,509
-Return on plan assets (excluding amounts included in interest income)	(12,356)	(9,655)
Income tax effects	(4,526)	(2,587)

Remeasurements after income tax	14,177	8,103

Details of fair value of plan assets as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,310,097	1,310,097

(In millions of Korean won)	2016
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,309,069	1,309,069

Key actuarial assumptions used as at December 31, 2017 and 2016, are as follows:

	Ratio (%)
	2017	2016
Discount rate	2.90	2.50
Salary increase rate	3.75	3.75
Turnover	1.00	1.00

Mortality assumptions are based on the 8th experience-based mortality table of Korea Insurance Development Institute of 2015.

The sensitivity of the defined benefit obligation to changes in the principal assumptions as at December 31, 2017, is as follows:

Effect on defined benefit obligation
	Changes in principal assumption	Increase in principal assumption	Decrease in principal assumption
Discount rate	0.5% p	3.80% decrease	4.06% increase
Salary increase rate	0.5% p	3.73% increase	3.54% decrease
Turnover	0.5% p	0.24% decrease	0.25% increase

123

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The above sensitivity analyses are based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to significant actuarial assumptions is calculated using the projected unit credit method which is used to calculate the defined benefit obligation.

Expected maturity analysis of undiscounted pension benefits as at December 31, 2017, is as follows:

(In millions of Korean won)	Less than 1 year	Between 1 and 2 years	Between 2 and 5 years	Between 5 and 10 years	Over 10 years	Total
Pension benefits	45,905	110,546	435,636	832,619	2,283,841	3,708,547

The weighted average duration of the defined benefit obligations is 8.09 years.

Expected contributions to plan assets for the period after December 31, 2017, is estimated to be approximately ~~W~~140,000 million.

24. Other Liabilities

Details of other liabilities as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other financial liabilities
Other payables	3,767,618	2,657,351
Prepaid card and debit cards	2,018	1,929
Accrued expenses	2,011,695	2,009,653
Financial guarantee liabilities	37,620	34,675
Deposits for letter of guarantees and others	340,866	178,638
Domestic exchange settlement credits	39,445	1,332,503
Foreign exchanges settlement credits	124,706	115,109
Borrowings from other business accounts	5,408	5,204
Payables to trust accounts	5,126,752	4,586,681
Liabilities incurred from agency relationship	518,955	386,670
Account for agency businesses	257,760	248,253
Others	28,535	201,799

	12,261,378	11,758,465

Other non-financial liabilities
Other payables	384,875	1,193,758
Unearned revenue	28,928	25,898
Accrued expenses	324,694	191,338
Withholding taxes	145,319	103,663
Others	103,471	78,492

	987,287	1,593,149

	13,248,665	13,351,614

124

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

25. Equity

25.1 Capital Stock

Details of outstanding shares of the Bank as at December 31, 2017 and 2016, are as follows:

	Ordinary shares
	2017		2016
Number of shares authorized		1,000,000,000		1,000,000,000
Face value per share	~~W~~	5,000	~~W~~	5,000
Number of shares		404,379,116		404,379,116
Capital stock[1]		2,021,896		2,021,896

[1]	In millions of Korean won.

25.2 Capital Surplus

Details of capital surplus as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Paid-in capital in excess of face value	4,604,417	4,604,417
Gain on business combination	397,669	397,669
Revaluation increment	177,229	177,229
Other capital surplus	40,716	40,716

	5,220,031	5,220,031

The gain on business combination is a gain from a bargain purchase related to the merger with Korea Long Term Credit Bank on December 31, 1998, in accordance with previous Korean GAAP.

25.3 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Remeasurements of net defined benefit liabilities	(79,902)	(94,079)
Currency translation differences	1,434	4,320
Gain on valuation of available-for-sale financial assets	816,573	690,259
Gains(Losses) on cash flow hedging instruments	7,751	337

	745,856	600,837

125

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

25.4 Retained Earnings

Retained earnings as at December 31, 2017 and 2016, consist of:

(In millions of Korean won)	2017	2016
Legal reserves	2,033,626	2,033,381
Regulatory reserve for credit losses	1,989,616	1,826,653
Voluntary reserves	10,966,730	10,521,693
Retained earnings before appropriation	2,262,967	967,789

	17,252,939	15,349,516

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its net income after tax as reported in the separate statement of comprehensive income each time it pays dividends on its net profits earned until its legal reserve reaches at least the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. The reserves can only be transferred to capital stock or be used to reduce deficit. With respect to the Bank’s branches overseas, a portion of the branch’s net income is appropriated into legal reserves, in line with the financial legislation of the country where the overseas branch is located.

The appropriation of retained earnings for the years ended December 31, 2017 and 2016, (Dates of appropriation: March 22, 2018 and March 23, 2017 for the years ended December 31, 2017 and 2016, respectively) is follows:

(In millions of Korean won)	2017		2016
Retained earnings before appropriation
Unappropriated retained earnings carried forward from prior year	51		23
Net income	2,262,916	2,262,967	967,766	967,789

Transfers such as voluntary reserves
Reserve for research and manpower development	486		924
Revaluation of property and equipment	10,222	10,708	6,139	7,063

Appropriation
Legal reserve	—		—
Voluntary reserves	1,485,500		452,100
Regulatory reserve for credit losses	147,648		162,963
Cash dividends (dividends per share(%) 2017 : ~~W~~1,583 (31.66%) 2016 : ~~W~~889 (17.78%)	640,132		359,493
Other reserve	300	2,273,580	245	974,801

Unappropriated retained earnings carried forward to subsequent year		95		51

126

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Regulatory Reserve for Credit Losses

Measurement and Disclosure of Regulatory Reserve for Credit Losses are required in accordance with Articles 29.1 through 29.2 of Regulation on supervision of Banking Business.

Details of the regulatory reserve for credit losses as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Beginning	1,989,616	1,826,653
Amounts estimated to be appropriated(reversed)	147,648	162,963

Ending	2,137,264	1,989,616

Adjustments to the regulatory reserve for credit losses for years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Provision(Reversal) of regulatory reserve for credit losses	147,648	162,963
Adjusted profit after provision of regulatory reserve for credit losses[1]	2,115,268	804,803

[1]	Adjusted profit after provision of regulatory reserve for credit losses is not accordance with Korean IFRS and calculated on the assumption that provision of regulatory reserve for credit losses before income tax is adjusted to the profit.

26. Interest Income and Expense

Details of interest income, expense, and net interest income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Interest income
Due from financial institutions	49,097	56,002
Loans	7,427,864	6,982,306
Financial investments
Available-for-sale financial assets	385,845	311,322
Held-to-maturity financial assets	276,591	365,548
Others	96,028	104,372

	8,235,425	7,819,550

Interest expense
Deposits	2,223,975	2,357,296
Debts	207,545	152,490
Debentures	353,697	391,182
Others	57,065	49,657

	2,842,282	2,950,625

Net interest income	5,393,143	4,868,925

Interest income recognized on impaired loans is ~~W~~30,524 million (December 31, 2016: ~~W~~41,667 million) for the year ended December 31, 2017 and 2016 respectively.

127

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

27. Net Fee and Commission Income

Details of fee and commission income, and fee and commission expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Fee and commission income
Banking activity fees	194,624	182,412
Lending activity fees	73,549	78,780
Agent activity fees	350,036	386,638
Trust and other fiduciary fees	317,977	197,969
Guarantee fees	29,360	30,844
Credit card related fees	1,280	1,293
Foreign currency related fees	84,757	84,852
Security activity commissions	176,209	157,218
Other business account commission on consignment	33,793	33,707
Debit card related fees and commissions	649	634
Others	219,896	161,780

	1,482,130	1,316,127

Fee and commission expense
Trading activity related fees[1]	13,206	11,874
Lending activity fees	27,510	23,694
Credit card related fees and commissions	1,888	1,925
Contributions to external institutions	25,037	21,988
Outsourcing related fees	60,718	59,913
Foreign currency related fees	15,281	12,287
Management fees of written-off loans	10,299	11,865
Others	81,374	70,346

	235,313	213,892

Net fee and commission income	1,246,817	1,102,235

[1]	Fees from financial assets/liabilities at fair value through profit or loss.

128

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

28. Net Gains or Losses from Financial Assets/Liabilities at Fair value Through Profit or Loss

Net gains or losses from financial assets/liabilities at fair value through profit or loss are composed of gains or losses from financial instruments held for trading includes interest income, dividend income, gains or losses arising from changes in the fair values, sales and redemptions.

Details for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Gains from financial instruments held for trading
Financial assets held for trading
Debt securities	75,315	88,286
Equity securities	476	1,060

	75,791	89,346

Derivatives held for trading
Interest rate	1,197,017	972,398
Currency	5,487,318	3,719,391
Stock or stock index	362	456
Other	1,658	859

	6,686,355	4,693,104

Financial liabilities held for trading	78	528

Other financial instruments	109	239

	6,762,333	4,783,217

Losses from financial instruments held for trading
Financial assets held for trading
Debt securities	31,477	48,707
Equity securities	236	272

	31,713	48,979

Derivatives held for trading
Interest rate	1,157,911	922,989
Currency	5,578,860	3,708,355
Stock or stock index	2,396	7,620
Other	1,834	693

	6,741,001	4,639,657

Financial liabilities held for trading	125	2,410

Other financial instruments	117	174

	6,772,956	4,691,220

Net gains or losses from financial instruments held for trading	(10,623)	91,997

129

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

29. Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Other operating income
Revenue related to available-for-sale financial assets
Gains on redemption of available-for-sale financial assets	5	226
Gains on sale of available-for-sale financial assets	98,487	169,445

	98,492	169,671

Gains on foreign exchange transactions	2,260,280	3,313,969
Dividend income	121,012	95,141
Others	90,715	165,585

	2,570,499	3,744,366

Other operating expenses
Expense related to available-for-sale financial assets
Losses on sale of available-for-sale financial assets	148,481	27,966
Impairment losses on available-for-sale financial assets	12,405	22,225

	160,886	50,191

Losses on foreign exchange transactions	1,887,034	3,214,968
Others	761,599	876,995

	2,809,519	4,142,154

Net other operating expenses	(239,020)	(397,788)

130

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

30. General and Administrative Expenses

30.1 General and Administrative Expenses

Details of general and administrative expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Employee Benefits
Salaries and short-term employee benefits - salaries	1,518,626	1,457,632
Salaries and short-term employee benefits - welfare expense	642,097	656,357
Post employment benefits - defined benefit plans	147,469	160,645
Post employment benefits - defined contribution plans	3,594	3,729
Termination benefits	151,172	862,539
Share-based payments	33,148	19,347

	2,496,106	3,160,249

Depreciation and amortization	229,890	213,311

Other general and administrative expenses
Rental expense	228,401	231,908
Tax and dues	96,324	80,063
Communication	22,113	22,809
Electricity and utilities	21,909	22,836
Publication	11,237	12,556
Repairs and maintenance	11,099	11,772
Vehicle	6,925	7,097
Travel	3,975	3,434
Training	16,688	16,961
Service fees	91,999	88,709
Others	395,880	360,741

	906,550	858,886

	3,632,546	4,232,446

131

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

30.2 Share-based Payments

30.2.1 Share Grants

The Bank changed the scheme of share-based payment from share option to share grants in November 2007. The share grant award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of performance targets over the vesting period.

Details of the share grants as at December 31, 2017, are as follows:

(In number of shares)
Share grants	Grant date	Number of granted shares[1]	Vesting conditions
Series 64	2015.07.24	11,133	Service period : 2 years [2,3]
Series 65	2015.08.26	11,587	Service period : 2 years [2,3]
Series 67	2016.01.01	135,934	Service period : 2 years [2,4]
Series 68	2016.07.05	9,621	Service period : 2 years [2,4]
Series 69	2017.01.01	323,777	Service period : 2 years [2,5]
Series 70	2017.07.24	1,449	Service period : 2 years [2,5]
Series 71	2017.08.26	4,372	Service period : 2 years [2,5]
Series 72	2017.08.28	5,601	Service period : 2 years [2,5]
Deferred grant in 2014	—	35,312
Deferred grant in 2015	—	61,328
Deferred grant in 2016	—	155,407
Deferred grant in 2017	—	31,547

		787,068

[1]	Granted shares in relation to Series 64 ~ 72 represent the total number of shares granted to directors and employees but not vested at the end of reporting period. The number of deferred grants represents residual shares that have been vested at the end of reporting period.
[2]	Executives and employees have the options to defer the timing of payment and change ratios and periods of payments . Due to these given options, the payments for a certain portion of granted shares will be deferred for 5 years maximum after the retirement date.
[3]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of the targeted performance results, the targeted relative TSR(Total Shareholder Return) and the targeted financial results of the Bank, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[4]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, half of the number of shares to be granted is determined based on the accomplishment of the targeted relative TSR, while the other half is determined by the targeted performance results.
[5]	In general, 40%, 30% and 30% of the number of shares to be granted are determined upon the accomplishment of performance results, relative TSR and evaluation by the Bank’s CEO, respectively. However, as for certain number of shares, 30% and 70% of the number of shares to be granted are determined based on the accomplishment of relative TSR and the targeted performance rating results.

132

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of share grants linked to short-term performance as at December 31, 2017, are as follows:

Share grants[1]	Grant date	Number of vested shares	Vesting conditions
Granted shares for 2014	2014.01.01	53,771	Vested
Granted shares for 2015	2015.01.01	100,548	Vested
Granted shares for 2016	2016.01.01	141,707	Vested
Granted shares for 2017	2017.01.01	99,185	Proportion to service period

[1]	Executives and employees have the options to defer the timing of payment and change ratios and periods of payments. Due to these given options, the deferred payment period might be a maximum of five years after the retirement date.

133

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Share grants are measured at fair value using the Monte Carlo Simulation Model and assumptions used in determining the fair value as at December 31, 2017, are as follows:

(In Korean won)	Expected exercise period (Years)	Risk free rate (%)	Fair value (Market performance condition)	Fair value (Non-market performance condition)
Linked to long-term performance
Series 64	0.00 ~ 3.00	1.87~2.14	57,602	58,516 ~ 61,791
Series 65	0.00 ~ 3.00	1.87~2.14	57,625	58,516 ~ 61,791
Series 67	0.00 ~ 5.00	1.87~2.34	61,139	55,745 ~ 61,791
Series 68	0.51 ~ 4.00	1.87~2.24	61,570	57,009 ~ 61,791
Series 69	0.00 ~ 6.00	1.87~2.37	61,607	54,116 ~ 61,791
Series 70	0.00 ~ 3.00	1.87~2.14	59,783	58,516 ~ 61,791
Series 71	2.00 ~ 5.00	2.00~2.34	60,107	55,745 ~ 60,194
Series 72	2.00 ~ 5.00	2.00~2.34	60,112	55,745 ~ 60,194
Grant deferred in 2014	—	1.87	—	61,294
Grant deferred in 2015	0.00 ~ 4.00	1.87~2.24	—	57,009 ~ 61,791
Grant deferred in 2016	0.00 ~ 6.00	1.87~2.37	—	54,116 ~ 61,791
Grant deferred in 2017	0.00 ~ 2.89	1.87~2.14	—	57,581 ~ 62,053
Linked to short-term performance
Share granted in 2014	—	1.87	—	61,294
Share granted in 2015	0.00 ~ 5.00	1.87~2.34	—	55,745 ~ 61,791
Share granted in 2016	0.00 ~ 6.00	1.87~2.37	—	54,116 ~ 61,791
Share granted in 2017	1.00 ~ 6.00	1.87~2.37	—	54,116 ~ 61,791

Expected volatility is based on the historical volatility of the share price over the most recent period that is generally commensurate with the expected term of the grant and the current stock price as at December 31, 2017, was used for the underlying asset price. Also, the average three-year historical dividend rate was used as the expected dividend rate.

As at December 31, 2017 and 2016, the accrued expenses related to share-based payments including share grants, amounted to ~~W~~58,897 million and ~~W~~41,474 million, respectively, and the compensation costs from share grants amounting to ~~W~~33,148 million and ~~W~~19,347 million were incurred during the years ended December 31, 2017 and 2016, respectively.

134

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

30.2.2 Mileage Stock

Details of Mileage stock as at December 31, 2017, are as follows:

(In number of shares)	Grant date	Number of granted shares [1]	Expected exercise period (Years) [1]	Number of exercisable shares [2]
Share granted in 2016	2016.01.23	33,829	0.00~1.06	18,196
	2016.04.29	60	0.00~1.33	39
	2016.07.07	280	0.00~1.52	125
	2016.07.18	767	0.00~1.55	—
	2016.08.03	107	0.00~1.59	53
	2016.08.17	51	0.00~1.63	44
	2016.08.30	256	0.00~1.66	219
	2016.09.06	206	0.00~1.68	120
	2016.10.07	105	0.00~1.77	97
	2016.11.01	118	0.00~1.84	95
	2016.12.07	211	0.00~1.93	150
	2016.12.08	43	0.00~1.94	43
	2016.12.15	12	0.00~1.96	12
	2016.12.20	309	0.00~1.97	307
	2016.12.28	76	0.00~1.99	64
	2016.12.30	210	0.00~2.00	159
Share granted in 2017	2017.01.09	28,925	0.00~2.02	25,521
	2017.02.03	43	0.00~2.09	43
	2017.04.03	82	0.00~2.25	82
	2017.05.22	20	0.00~2.39	20
	2017.07.03	52	0.00~2.50	52
	2017.08.16	204	0.00~2.62	204
	2017.08.17	40	0.00~2.63	40
	2017.08.22	33	0.00~2.64	33
	2017.08.25	387	0.00~2.65	387
	2017.09.14	82	0.00~2.70	82
	2017.10.20	9	0.00~2.80	9
	2017.11.01	120	0.00~2.84	120
	2017.11.06	106	0.00~2.85	106
	2017.12.06	77	0.00~2.93	77
	2017.12.08	28	0.00~2.94	28
	2017.12.26	254	0.00~2.99	254
	2017.12.29	114	0.00~2.99	114

		67,216		46,895

[1]	Mileage stock is exercisable for two years after one year from the grant date. When the mileage stock is exercised, the closing price of prior month is applied. However, in case of transfer or retirement during the vesting period, mileage stock is exercisable at the closing price of the last month prior to transfer or retirement.
[2]	The exercisable shares are assessed based on the stock price as at December 31, 2017. These shares are vested immediately at grant date.

135

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The accrued expenses for share-based payments in regard to mileage stock as at December 31, 2017 and 2016, are ~~W~~2,973 million and ~~W~~1,533 million, respectively. The compensation costs amounting to ~~W~~2,378 million and ~~W~~1,563 million were recognized as an expense for the year ended December 31, 2017 and 2016, respectively.

31. Non-operating Income and Expenses

Details of non-operating income and expenses for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Non-operating income
Gains of disposal in property and equipment and assets held for sale	58,895	1,223
Rent received	8,067	7,474
Dividend income of securities under equity method	156,433	38,507
Others	45,220	81,408

	268,615	128,612

Non-operating expenses
Losses of disposal in property and equipment and assets held for sale	2,581	1,369
Donation	39,752	31,813
Restoration cost	3,323	2,421
Others	177,194	25,871

	222,850	61,474

Net non-operating income (expenses)	45,765	67,138

136

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

32. Income Tax Expense

Income tax expense for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Tax payable
Current tax expense	344,761	491,552
Adjustments recognized in the period for current tax of prior years	(19,160)	21,521

	325,601	513,073

Changes in deferred income tax assets(liabilities)	213,381	(206,363)

Income tax expense of overseas branches	4,721	3,447

Income tax recognized directly in equity
Changes in value of available-for-sale financial assets	(89,362)	(4,402)
Changes in remeasurements of net defined benefit liabilities	(4,526)	(2,587)
Gains(losses) on cash flow hedging instruments	(2,833)	(108)

	(96,721)	(7,097)

Consolidated tax effect	(19,347)	(18,394)

Tax expense	427,635	284,666

An analysis of the net profit before income tax and income tax expense for the years ended December 31, 2017 and 2016, follows:

(In millions of Korean won)	2017	2016
Profit before income tax	2,690,551	1,252,432

Tax at the applicable tax rate[1]	650,684	302,656
Non-taxable income	(189,687)	(8,182)
Non-deductible expense	8,992	13,933
Tax credit and tax exemption	(296)	(241)
Temporary difference for which no deferred tax is recognized	1,166	3,877
Tax supplementary pay (rebate) for tax of prior years	(8,334)	(12,954)
Income tax expense of overseas branch	4,721	3,447
Effect of tax rate change	(22,051)	—
Consolidated tax effect	(19,347)	(18,394)
Others	1,787	524

Tax expense	427,635	284,666

Tax expense / Profit before income tax (%)	15.89	22.73

[1]	Applicable income tax rate for ~~W~~200 million and below is 11%, for over ~~W~~200 million to ~~W~~20 billion is 22%, and for over ~~W~~20 billion is 24.2%.

137

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting, as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Income tax refund receivables prior to offsetting[1]	(115,881)	(153,916)
Tax payables prior to offsetting[2]	347,264	491,688

Tax payables (receivables) after offsetting	231,383	337,772
Adjustment on consolidated tax payable and others[3]	(19,347)	(18,394)
Accounts receivables (payables)[4]	(209,533)	(319,243)

Current tax payable	2,503	135

[1]	Excludes current tax assets of ~~W~~486 million (2016: ~~W~~11,400 million) from the uncertain tax position, which do not qualify for offsetting.
[2]	Includes income tax payable of ~~W~~2,503 million (2016: ~~W~~135 million) under current tax liabilities as at December 31, 2017, which are not to be offset against any income tax refund receivables, such as those of overseas branches.
[3]	Tax expense reduced due to the adoption of consolidated tax return was reclassified as tax benefit.
[4]	The amount of income tax payable by the Bank is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The dividend to the shareholder of the Bank in respect of the year ended December 31, 2017, of ~~W~~1,583 per share, amounting to total dividends of ~~W~~640,132 million, is to be proposed at the annual general shareholder’s meeting on March 22, 2018. The Bank’s financial statements as at December 31, 2017, do not reflect this dividend payable.

138

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

34. Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(94,079)	18,703	—	(4,526)	(79,902)
Currency translation differences	4,320	(2,886)	—	—	1,434
Gains(losses) on valuation of available-for-sale financial assets	690,259	169,575	46,101	(89,362)	816,573
Gains(losses) on cash flow hedging instruments	337	10,691	(444)	(2,833)	7,751

	600,837	196,083	45,657	(96,721)	745,856

(In millions of Korean won)	2016
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Ending
Remeasurements of net defined benefit liabilities	(102,182)	10,690	—	(2,587)	(94,079)
Currency translation differences	1,929	2,391	—	—	4,320
Gains(losses) on valuation of available-for-sale financial assets	676,471	106,223	(88,033)	(4,402)	690,259
Gains(losses) on cash flow hedging instruments	—	445	—	(108)	337

	576,218	119,749	(88,033)	(7,097)	600,837

139

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

35. Trust Accounts

Financial information of the trust accounts the Bank manages as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, is as follows:

(In millions of Korean won)	2017		2016
	Total assets	Operating revenues	Total assets	Operating revenues
Consolidated	4,148,600	110,487	3,978,501	120,348
Unconsolidated	43,256,371	2,590,728	43,653,701	1,132,375

	47,404,971	2,701,215	47,632,202	1,252,723

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

Significant receivables and payables related to the Bank’s trust accounts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Assets
Accrued trust fees	51,506	48,655

Liabilities
Due to trust accounts	5,126,752	4,586,681
Accrued interest on due to trust accounts	7,857	6,961

	5,134,609	4,593,642

Significant revenue and expenses related to the Bank’s trust for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Revenues
Fees and commissions from trust accounts	317,977	197,969
Commissions from early termination in trust accounts	88	65

	318,065	198,034
Expenses
Interest expenses on due to trust accounts	46,064	40,202

140

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

As at December 31, 2017 and 2016, the carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return are as follows:

(In millions of Korean won)		2017	2016
Trust accounts guaranteeing repayment of principal
	Old age pension	1,955	2,154
	Personal pension	1,872,089	1,861,859
	Pension	2,115,220	1,947,415
	Retirement	10,979	12,165
	New personal pension	90,582	90,171
	New old age pension	5,325	6,113
	Retail	14,559	15,598
	Corporate	1,372	1,550
	Installment	19,789	21,376

		4,131,870	3,958,401

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	16,639	20,008
	Unspecified monetary	91	90

		16,730	20,098

		4,148,600	3,978,499

[1]	Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of Financial Investment Services under the Financial Investment Services and Capital Markets Act.

As at December 31, 2017 and 2016, there is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return.

141

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

36. Supplemental Cash Flow Information

Cash and cash equivalents as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Cash	2,163,836	2,150,997
Checks with other banks	430,253	400,422
Due from Bank of Korea	8,981,665	7,676,491
Due from other financial institutions	3,052,685	3,535,374

	14,628,439	13,763,284

Restricted due from financial institutions	(9,084,140)	(7,725,770)
Due from financial institutions with original maturities over three months	(34,453)	—

	(9,118,593)	(7,725,770)

	5,509,846	6,037,514

Significant non-cash transactions for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Decrease in loans due to the write-offs	650,419	977,988
Changes in accumulated other comprehensive income due to valuation of financial investments	126,314	13,788
Changes in financial investments due to debt-for-equity swap	10,250	43,820
Reclassification from investments in associates to available-for-sale financial assets	—	220,809

142

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Cash inflows and outflows from income tax, interest and dividends for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	Activities	2017	2016
Income tax paid	Operating	399,280	86,736
Interest received	Operating	8,564,606	7,929,329
Interest paid	Operating	2,818,781	3,095,128
Dividends received	Operating	259,188	128,128
Dividends paid	Financing	359,493	380,521

Changes in liabilities arising from financial activities for the periods ended December 31, 2017 are as follows:

(In millions of Korean won)
	Derivative financial instrument for hedging purposes[1]	Debts	Debentures	Payables to trust accounts	Finance lease liabilities	Deposits for letter of guarantees and others	Total
Beginning	16,627	15,783,151	14,210,692	4,586,681	1,605	178,638	34,777,394
Cash flow	5,804	834,750	4,300,526	540,071	(1,455)	149,768	5,829,464
Lease newly acquired	—	—	—	—	1,471	—	1,471
Exchange differences	—	(869,706)	(362,917)	—	—	1,718	(1,230,905)
Changes in fair values	(20,716)	—	(6,804)	—	—	—	(27,520)
Changes from business combination	—	107,385	—	—	—	—	107,385
Other changes from non-cash transactions	(5,374)	(669)	26,001	—	21	10,742	30,721

Ending	(3,659)	15,854,911	18,167,498	5,126,752	1,642	340,866	39,488,010

[1]	Derivative financial instruments held for hedging are shown at net amounts of liabilities and assets.

143

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

37. Contingent Liabilities and Commitments

Acceptances and guarantees as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won
Acceptances and guarantees for KB purchasing loan	252,817	329,051
Others	530,272	588,950

	783,089	918,001

Confirmed acceptances and guarantees in foreign currencies
Acceptances of letter of credit	147,987	228,911
Letter of guarantees	60,853	64,189
Bid bond	46,984	64,242
Performance bond	563,506	703,076
Refund guarantees	778,779	1,689,343
Others	1,948,907	1,592,415

	3,547,016	4,342,176

Financial guarantees
Acceptances and guarantee for issue of debentures	—	31,000
Acceptances and guarantees for mortgage	57,445	25,994
Overseas debt guarantees	451,325	506,060
International financing guarantees in foreign currencies	46,953	52,961
Others	270,000	270,000

	825,723	886,015

	5,155,828	6,146,192

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,250,439	2,062,896
Refund guarantees	384,958	217,272

	2,635,397	2,280,168

	7,791,225	8,426,360

144

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Acceptances and guarantees by counterparty as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	4,344,763	1,913,114	6,257,877	80.32
Small medium sized companies	616,933	492,265	1,109,198	14.24
Public and others	194,132	230,018	424,150	5.44

	5,155,828	2,635,397	7,791,225	100.00

(In millions of Korean won)	2016
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	5,333,469	1,642,059	6,975,528	82.78
Small medium sized companies	646,582	476,802	1,123,384	13.33
Public and others	166,141	161,307	327,448	3.89

	6,146,192	2,280,168	8,426,360	100.00

Acceptances and guarantees by industry as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	24,783	7,353	32,136	0.41
Manufacturing	2,893,858	1,270,655	4,164,513	53.45
Service	683,674	100,004	783,678	10.06
Wholesale and retail	957,097	837,193	1,794,290	23.03
Construction	334,994	198,996	533,990	6.85
Public	165,249	129,944	295,193	3.79
Others	96,173	91,252	187,425	2.41

	5,155,828	2,635,397	7,791,225	100.00

(In millions of Korean won)	2016
	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	74,282	3,710	77,992	0.93
Manufacturing	3,479,299	1,139,573	4,618,872	54.81
Service	773,052	63,847	836,899	9.93
Wholesale and retail	1,226,515	775,952	2,002,467	23.76
Construction	509,158	129,111	638,269	7.57
Public	82,647	92,445	175,092	2.08
Others	1,239	75,530	76,769	0.92

	6,146,192	2,280,168	8,426,360	100.00

145

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Commitments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)
	2017	2016
Commitments
Corporate loan commitments	32,534,513	36,154,891
Retail loan commitments	15,935,382	15,727,639
Other acceptance and guarantees in Korean won	1,000,000	1,000,000
Purchase of securities	1,315,125	1,707,495

	50,785,020	54,590,025

Financial Guarantees
Credit line	1,953,579	2,418,997
Purchase of securities	1,356,100	1,029,100

	3,309,679	3,448,097

	54,094,699	58,038,122

Other Matters (including litigation)

a)	The Bank has filed 90 lawsuits (excluding minor lawsuits in relation to the collection or management of loans), as the plaintiff, involving aggregate claims of ~~W~~469,188 million, and faces 104 lawsuits as the defendant (excluding minor lawsuits in relation to the collection or management of loans) involving aggregate damages of ~~W~~192,674 million, which arose in the normal course of the business and are still pending as at December 31, 2017.

b)	As at December 31, 2017, the Bank has entered into construction contracts amounting to ~~W~~150,051 million and ~~W~~105,175 million related to the construction of integrated headquarter building and integrated IT center, respectively, and no expenditures were made during the year ended December 31, 2017.

c)	The face values of the securities sold to general customers through tellers’ sale amount to ~~W~~372 million and ~~W~~5,731 million as at December 31, 2017 and 2016, respectively.

146

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

38. Subsidiaries

Details of subsidiaries as at December 31, 2017, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank Int’l Ltd.(London)	100.00	United Kingdom	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Hong Kong Ltd.[1]	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank Cambodia PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	Kookmin Bank (China) Ltd.[2]	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Micro finance services
Kookmin Bank	Personal pension trust and 10 others [3]	—	Korea	Trust
Kookmin Bank	KL the 1st L.L.C. and 27 others [4]	—	Korea	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund 1 [5]	86.00	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Retail Private Real Estate Master Fund 1 [4]	48.98	Korea	Investment Trust
KB Wise Star Private Real Estate Feeder Fund 1	KB Star Office Private Real Estate Master Fund 2 [4]	44.44	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private SecuritiesFund 1 (Bond Mixed-FoFs) [5]	99.27	Korea	Investment Trust
KB Multi-Asset Private Securities Fund 1 (Bond Mixed-FoFs)	Global Diversified Multi-Asset Sub-Trust Class I A	100.00	United Kingdom	Investment Trust
Kookmin Bank	KB KBSTAR Short Term KTB Active ETF [5]	51.81	Korea	Investment Trust
Kookmin Bank	KB Multi-Asset Private SecuritiesFund S-1 (Bond Mixed) Class-C [5]	96.00	Korea	Investment Trust
Kookmin Bank	KB Multiasset Private SecuritiesFeeder Fund P-1 (Bond Mixed) C [5]	99.96	Korea	Investment Trust
KB Multiasset Private SecuritiesFeeder Fund P-1 (Bond Mixed) C	KB Multiasset Private SecuritiesMaster Fund P-1 (Bond Mixed)	100.00	Korea	Investment Trust
Kookmin Bank	SAMSUNG KODEX 10Y F-LKTB INV ETF [5]	97.15	Korea	Investment Trust
Kookmin Bank	KB Haeorum Private Securities 83 [5]	96.14	Korea	Investment Trust
Kookmin Bank	KB KBSTAR KTB 3Y futures Inverse ETF [5]	95.65	Korea	Investment Trust

[1]	On January 4, 2017, the Bank converted Kookmin Bank Hong Kong Ltd. into a Hong Kong branch of the Bank. This conversion is a business combination of entities under common control. The Bank accounted the business combination under carrying amount method, and the transferred assets and liabilities are measured at the carrying amount included in the consolidated financial statements. At the date of the combination, the transferred assets and liabilities amounted to ~~W~~855,731 million and ~~W~~852,993 million, respectively.
[2]	Kookmin Bank (China) Ltd.’s functional currency has changed from USD to CNY in 2016.
[3]	The Bank controls the trust because it has power that determines the management performance over the trust, and is exposed to variable returns to absorb losses through the guarantees of payment of principal or payment of principal and fixed rate of return.
[4]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power, even though it holds less than a majority of the voting rights of the investees.
[5]	The Bank controls these investees because it is exposed to variable returns from its involvement with the investees, and has ability to affect those returns through its power.

147

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

The condensed financial information of major subsidiaries as at December 31, 2017 and 2016, and for the years ended December 31, 2017 and 2016, is as follows:

(In millions of Korean won)
	2017
	Assets	Liabilities	Equity	Operating revenue	Profit(Loss) for the period
Kookmin Bank Int’l Ltd.(London)	506,474	423,252	83,222	15,931	3,022
Kookmin Bank Hongkong Ltd.	22,866	—	22,866	—	(1,953)
Kookmin Bank Cambodia PLC.	133,133	76,680	56,453	8,267	984
Kookmin Bank (China) Ltd.	2,007,154	1,606,434	400,720	70,142	1,118
KB Microfinance Myanmar Co., Ltd.	10,372	400	9,972	623	(664)
Personal pension trust and 10 others	4,162,200	4,055,204	106,996	111,187	4,825

(In millions of Korean won)
	2016
	Assets	Liabilities	Equity	Operating revenue	Profit for the period
Kookmin Bank Int’l Ltd.(London)	501,788	410,962	90,826	13,699	3,982
Kookmin Bank Hongkong Ltd.	926,001	760,112	165,889	19,105	5,648
Kookmin Bank Cambodia PLC.	162,133	99,510	62,623	6,858	742
Kookmin Bank (China) Ltd.	1,838,326	1,415,062	423,264	57,769	5,282
Personal pension trust and 10 others	4,016,964	3,913,743	103,221	122,195	2,899

Nature of the risks associated with interests in consolidated structured entities

Terms of contractual arrangements that provide financial support to a consolidated structured entity

•	The Bank provides the capital commitment of ~~W~~258,000 million to KB Wise Star Private Real Estate Feeder Fund 1st, of which ~~W~~185,717 million has not been utilized. Based on the investment agreement, the Bank is subject to increase its investment upon the request of the asset management company or the additional agreement among investors.

148

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

•	The Bank has provided purchase commitment and grant of credit to the structured entities that are considered as subsidiaries. The Bank should purchase unsold commercial paper securities if there is a shortage of the investors for the commercial paper securities issued by the structured entity. If events causing the cessation of the issuance of commercial paper securities occur or if the structured entities become insolvent, the Bank should provide loans to the structured entities under certain conditions.

(In millions of Korean won)	2017
LIIV FOR RENTAL the 1st L.L.C.	70,126
Silver Investment 2nd Inc.	50,000
HLD the 3rd L.L.C.	105,400
LOG the 3rd L.L.C.	24,300
Icheon Albatross L.L.C.	30,175
KDL the 1st L.L.C.	46,740
KBC the 2nd L.L.C.	50,097
KBC the 1st L.L.C.	35,073
KBH the 3rd L.L.C.	50,098
KBH the 2nd L.L.C.	28,153
KBH the 1st L.L.C.	20,070
KBM the 1st L.L.C.	50,190
KB INO 1st L.L.C.	40,157
KB HUB the 1st L.L.C.	30,100
KH the 4th L.L.C.	25,091
KH the 3rd L.L.C.	70,100
KH the 2nd L.L.C.	40,682
KLD the 1st L.L.C.	8,100
KL the International 1st L.L.C.	40,253
KL the 3rd L.L.C.	30,108
KL the 1st L.L.C.	50,125
KL Food the 1st L.L.C.	50,127
KY the 1st L.L.C.	24,029
KB Green the 1st L.L.C.	35,150

•	The Bank provides the guarantees of payment of principal or principal and fixed rate of return, in case the operating results of the trusts are less than the guaranteed principal or principal and a fixed rate of return.

Changes in subsidiaries

KB Microfinance Myanmar Co., Ltd. and 18 other subsidiaries were newly consolidated and KB Haeoreum Private Securities Investment Trust 37(Bond) and 8 other subsidiaries were de-consolidated during the year ended December 31, 2017.

149

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

39. Finance and Operating Leases

39.1 Finance Lease

The future minimum lease payments as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Net Carrying amount of finance lease assets	17,768	24,290

Minimum lease payments
Within 1 year	1,660	1,572
1-5 years	—	54

	1,660	1,626

Present value of minimum lease payments
Within 1 year	1,642	1,551
1-5 years	—	54

	1,642	1,605

39.2 Operating Lease

39.2.1 The Bank as Operating Lessee

The future minimum lease payments arising from the non-cancellable lease contracts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Minimum lease payments
Within 1 year	119,273	110,562
1-5 years	138,368	130,995
Over 5 years	34,128	34,184

	291,769	275,741

Minimum sublease payments	(2,461)	(1,891)

The lease payments reflected in profit or loss for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Lease payments reflected in profit or loss
Minimum lease payments	154,383	158,198
Sublease payments	(1,177)	(1,002)

	153,206	157,196

150

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

39.2.2 The Bank as Operating Lessor

The future minimum lease receipts arising from the non-cancellable lease contracts as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017	2016
Minimum lease receipts
Within 1 year	4,322	3,940
1-5 years	2,471	2,273

	6,793	6,213

40. Related Party Transactions

Profit and loss arising from transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent
KB Financial Group Inc.	Fee and commission income	2,961	3,422
	Other operating income	110	—
	Other non-operating income	778	765
	Interest expense	3,151	2,262
	General and administrative expenses	671	203
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Interest income	—	1,942
	Fee and commission income	—	335
	Other operating income	—	3
	Reversal for credit losses	126	67
	Other non-operating income	2,326	143
	Other operating expense	—	4
Kookmin Bank Int’l Ltd. (London)	Interest income	4,295	2,916
	Fee and commission income	23	6
	Other non-operating income	303	150
Kookmin Bank Cambodia PLC.	Interest income	490	264
	Fee and commission income	13	3
	Other non-operating income	431	418
Kookmin Bank (China) Ltd.	Interest income	6,580	4,734
	Fee and commission income	98	24
	Other operating income	—	3
KB Microfinance Myanmar Co.,Ltd.	Other non-operating income	80	—
Trust	Fee and commission income	11,970	15,544
	Interest expense	2,120	2,452
Securitization SPE	Interest expense	1	1
KB Wise Star Private Real Estate Feeder Fund 1st	Fee and commission income	15	13
	Interest expense	6	2
	General and administrative expenses	—	723
Private equity fund [1]	Interest income	162	237
	Fee and commission income	77	76
	Interest expense	9	17

151

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Structured entities	Interest income	130	63
	Fee and commission income	6,808	3,080
	Gains on financial assets/liabilities at fair value through profit or loss	2,500	1,908
	Losses on financial assets/liabilities at fair value through profit or loss	4,962	506
	Provision for credit losses	2	7
KB Multi-Asset Private Securities Fund(Bond Mixed)	Fee and commission income	40	—
KB Multi-Asset Private Securities Fund S-1 (Bond Mixed)	Fee and commission income	13	—
KB Multiasset Private Securities Feeder Fund P-1 (Bond Mixed)	Fee and commission income	9	—
	Gains on financial assets/liabilities at fair value through profit or loss	15,139	—
KB Haeorum Private Securities 83 (Bond)	Fee and commission income	5	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	1,125	889
	Other non-operating income	3	3
	Interest expense	272	820
KB Real Estate Trust Co., Ltd.	Fee and commission income	114	35
	Other non-operating income	44	39
	Interest expense	160	139
	Fee and commission expense	1,577	1,195
KB Investment Co., Ltd.	Fee and commission income	36	11
	Interest expense	270	480
KB Credit Information Co., Ltd.	Fee and commission income	67	33
	Other non-operating income	231	298
	Interest expense	90	129
	Fee and commission expense	13,965	16,412
	General and administrative expenses	365	—
KB Data System Co., Ltd.	Fee and commission income	131	34
	Other non-operating income	95	74
	Interest expense	173	165
	Other non-operating expenses	—	33
	General and administrative expenses	45,517	16,046
KB Life Insurance Co., Ltd.	Fee and commission income	14,418	12,380
	Gains on financial assets/liabilities at fair value through profit or loss	1,302	2,018
	Other non-operating income	122	122
	Interest expense	9	6
	Fee and commission expense	5	—
	Losses on financial assets/liabilities at fair value through profit or loss	10,779	486
	General and administrative expenses	1,793	1,942
KB Kookmin Card Co., Ltd.	Interest income	3,549	3,307
	Fee and commission income	236,355	243,282

152

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

	Gains on financial assets/liabilities at fair value through profit or loss	263	3,376
	Other non-operating income	1,003	1,212
	Interest expense	1,289	3,010
	Fee and commission expense	777	176
	Losses on financial assets/liabilities at fair value through profit or loss	6,825	—
	Provision for credit losses	292	70
	General and administrative expenses	279	163
KB Savings Bank Co., Ltd.	Fee and commission income	273	246
	Other non-operating income	47	39
	Interest expense	7	—
KB Capital Co., Ltd.	Interest income	89	—
	Fee and commission income	1,264	579
	Other non-operating income	156	115
	Interest expense	247	4
	Provision for credit losses	105	—
KB Insurance Co., Ltd.	Interest income	53	63
	Fee and commission income	22,856	12,019
	Gains on financial assets/liabilities at fair value through profit or loss	3,345	4,822
	Reversal for credit losses	—	30
	Other non-operating income	280	110
	Interest expense	1,340	14
	Losses on financial assets/liabilities at fair value through profit or loss	53,165	3,384
	General and administrative expenses	14,663	11,154
KB Securities Co., Ltd.	Interest income	56	1,706
	Fee and commission income	13,511	6,535
	Gains on financial assets/liabilities at fair value through profit or loss	3,295	7,189
	Other operating income	—	4
	Reversal for credit losses	123	38
	Other non-operating income	1,615	1,070
	Interest expense	2,910	2,398
	Fee and commission expense	291	249
	Losses on financial assets/liabilities at fair value through profit or loss	7,237	10,250
	General and administrative expenses	803	—
Hanbando BTL Private Special Asset Fund	Fee and commission income	170	179
KB Senior Loan Private Fund No.1	Fee and commission income	31	32
KB AMP Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	10	—
KB Onkookmin 2020 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2025 TDF Fund(FoFs)	Fee and commission income	1	—

153

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

KB Onkookmin 2030 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2035 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2040 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2045 TDF Fund(FoFs)	Fee and commission income	1	—
KB Onkookmin 2050 TDF Fund(FoFs)	Fee and commission income	1	—
KB Muni bond PrivateSecurities Fund 1(USD)(Bond)	Fee and commission income	2	—
KB Mezzanine Private Securities Fund[1]	Fee and commission income	—	52
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	4	3
	Interest expense	132	92
Incheon Bridge Co., Ltd.	Interest income	25,511	14,534
	Reversal for credit losses	43	—
	Interest expense	292	369
	Provision for credit losses	—	30
MJT&I Co., Ltd.	Interest income	—	2
Doosung Metal Co., Ltd.	Interest income	—	1
Jaeyang Industry Co., Ltd.	Interest income	98	—
	Reversal for credit losses	6	37
Dong Jo Co., Ltd.	Reversal for credit losses	2	—
Dae-A Leisure Co., Ltd.	Interest expense	1	—
KB12-1 Venture Investment Partnership	Interest expense	18	35
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Interest expense	—	10
KB High-tech Company Investment Fund	Interest expense	65	76
Aju Good Technology Venture Fund	Interest expense	14	4
KB-KDBC New Technology Business Investment Fund	Interest expense	4	—
UAMCO Ltd. [1]	Fee and commission income	—	5
	Interest expense	—	1
United PF 1st Recovery Private Equity Fund1 [1]	Interest expense	—	1
Paroman Corporation Co., Ltd. [1]	Reversal for credit losses	345	—
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Interest expense	63	87
Associates of Parent’s subsidiaries
KB No.5 Special Purpose Acquisition Company[1]	Interest expense	—	19
KB No.6 Special Purpose Acquisition Company[1]	Interest expense	—	14
KB No.7 Special Purpose Acquisition Company[1]	Interest expense	—	18
KB No.8 Special Purpose Acquisition Company	Interest expense	36	35
KB No.9 Special Purpose Acquisition Company	Interest expense	33	40
KB No.10 Special Purpose Acquisition Company	Interest expense	24	8
SY Auto Capital Co., Ltd.	Interest income	102	193
	Reversal for credit losses	32	—
	Interest expense	22	19
	Provision for credit losses	—	61
RAND Bio Science Co., Ltd.	Interest expense	16	14

154

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Inno Lending Co., Ltd.	Fee and commission income	3	—
	Interest expense	1	—
Wise Asset Management Co., Ltd.	Interest expense	5	—
Food Factory Co., Ltd	Interest income	1	—
POSCO-KB Shipbuilding Restructuring Fund	Interest expense	3	—
Kyobo 7 Special Purpose Acquisition Co., Ltd.[1]	Interest expense	1	—
KB IC 3rd Private Equity Fund [1]	Interest expense	—	12
Other
Retirement pension	Fee and commission income	795	717
	Interest expense	3	749

[1]	Not considered to be the Bank’s related party as at December 31, 2017.

Details of receivables and payables, and related allowances for loan losses arising from the related party transactions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent
KB Financial Group Inc.	Other assets	2,837	3,313
	Deposits	46,062	57,967
	Other liabilities	283,610	426,522
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Cash and due from financial institutions	—	1,015
	Gross amounts of loans	—	326,295
	Other assets	—	12,845
	Deposits	22,209	—
	Debts	—	260,507
	Provisions	—	126
	Other liabilities	—	64
Kookmin Bank Int’l Ltd. (London)	Cash and due from financial institutions	5,292	6,274
	Gross amounts of loans	332,051	349,270
	Other assets	9,568	5,200
	Debts	124,543	149,930
	Other liabilities	127	117
Kookmin Bank Cambodia PLC.	Gross amounts of loans	42,856	24,170
	Other assets	139	92
	Deposits	5,096	4,833
	Debts	1,342	4,569
	Other liabilities	42	45
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	4,898	18,309
	Gross amounts of loans	514,272	386,720
	Other assets	12,661	9,364
	Deposits	1,064	3,672

155

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

	Debts	173,892	211,544
	Other liabilities	1,236	760
KB Microfinance Myanmar Co.,Ltd.	Other liabilities	12	—
Trust	Other assets	16,494	19,797
	Other liabilities	108,945	156,367
Securitization SPE	Deposits	1,323	1,296
KB Wise Star Private Real Estate Feeder Fund 1st	Other assets	4	633
	Deposits	405	397
	Other liabilities	2	2
Private equity fund [1]	Gross amounts of loans	—	47,100
	Other assets	—	13
	Deposits	—	776
	Other liabilities	—	1
Structured entities	Gross amounts of loans	2,077	3,084
	Allowances	3	2
	Other assets	2	1
	Derivative assets	106	1,131
	Deposits	384	128
	Provisions	5	—
	Other liabilities	1,130	1,120
	Derivative liabilities	4,192	478
KB Multi-Asset Private Securities Fund 1 (Bond Mixed-FoFs)	Other assets	9	—
KB Multi-Asset Private Securities Fund S-1 (Bond Mixed)	Other assets	4	—
KB Multiasset Private Securities Feeder Fund P-1 (Bond Mixed)	Derivative liabilities	15,139	—
KB Haeoreum Private Securities Investment Trust 83 (Bond)	Other assets	5	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	231	226
	Deposits	8,958	73,279
	Other liabilities	6	269
KB Real Estate Trust Co., Ltd.	Deposits	16,187	21,211
	Other liabilities	347	353
KB Investment Co., Ltd.	Deposits	19,816	23,954
	Other liabilities	62	55
KB Credit Information Co., Ltd.	Other assets	—	6
	Deposits	4,444	3,465
	Other liabilities	5,710	6,438
KB Data System Co., Ltd.	Other assets	3,711	2,312
	Deposits	15,036	10,926
	Other liabilities	4,788	2,366
KB Life Insurance Co., Ltd.	Other assets	562	976
	Derivative assets	—	2,018
	Deposits	372	700
	Other liabilities	556	575

156

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

	Derivative liabilities	6,580	—
KB Kookmin Card Co., Ltd.	Gross amounts of loans	6,806	—
	Other assets	25,454	25,573
	Derivative assets	—	3,376
	Deposits	85,091	160,002
	Provisions	777	485
	Other liabilities	48,073	50,231
	Derivative liabilities	3,298	—
KB Savings Bank Co., Ltd.	Other assets	2	77
	Other liabilities	391	378
KB Capital Co., Ltd.	Gross amounts of loans	19,285	—
	Allowances	105	—
	Other assets	89	17
	Deposits	73,906	9,075
	Other liabilities	45	—
KB Insurance Co., Ltd.	Other assets	7,183	8,372
	Derivative assets	—	3,941
	Deposits	2,941	2,951
	Debentures	49,981	—
	Other liabilities	2,146	768
	Derivative liabilities	22,818	2,811
KB Securities Co., Ltd.	Gross amounts of loans	4,346	—
	Other assets	2,267	395
	Derivative assets	1,095	2,739
	Deposits	436,508	116,893
	Debentures	—	300
	Provisions	97	234
	Other liabilities	11,769	187,024
	Derivative liabilities	1,481	2,018
Hanbando BTL Private Special Asset Fund	Other assets	42	44
KB Senior Loan Private Fund No.1	Other assets	6	8
KB Onkookmin 2025 TDF Fund(FoFs) Class-C-F	Other assets	1	—
KB Onkookmin 2030 TDF Fund(FoFs) Class-C-F	Other assets	1	—
KB Muni bond PrivateSecurities Fund 1(USD)(bond)	Other assets	2	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	25,513	26,827
	Other liabilities	111	75
Incheon Bridge Co., Ltd.	Gross amounts of loans	200,400	209,094
	Allowances	287	330
	Other assets	710	821
	Deposits	48,795	38,556
	Other liabilities	29	166
Terra Corporation	Deposits	10	—
Jungdong Steel Co., Ltd.	Deposits	3	3

157

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Jaeyang Industry Co., Ltd.	Gross amounts of loans	—	303
	Allowances	—	6
	Other assets	—	7
Jungdo Co., Ltd.	Deposits	4	—
Dong Jo Co., Ltd.	Gross amounts of loans	116	—
	Allowances	1	—
Dae-A Leisure Co., Ltd.	Deposits	466	—
	Other liabilities	14	—
Daesang Techlon Co., Ltd	Deposits	2	—
KB12-1 Venture Investment Partnership	Deposits	4,963	4,562
	Other liabilities	2	2
KB High-tech Company Investment Fund	Deposits	7,212	4,643
	Other liabilities	5	4
Aju Good Technology Venture Fund	Deposits	2,771	1,201
	Other liabilities	1	1
KB-KDBC New Technology Business Investment Fund	Deposits	7,500	—
	Other liabilities	4	—
JSC Bank CenterCredit [1]	Cash and due from financial institutions	—	8
EJADE Co., Ltd.[1]	Deposits	—	2
Associate of Subsidiary
KB Star Office Private Real Estate Investment Trust No.1	Deposits	6,962	6,682
	Other liabilities	45	50
Associates of Parent’s subsidiaries
KB No.8 Special Purpose Acquisition Company	Deposits	2,339	2,342
	Other liabilities	19	3
KB No.9 Special Purpose Acquisition Company	Deposits	2,309	2,399
	Other liabilities	38	6
KB No.10 Special Purpose Acquisition Company	Deposits	1,698	1,754
	Other liabilities	10	8
SY Auto Capital Co., Ltd.	Gross amounts of loans	—	10,000
	Allowances	—	32
	Other assets	—	6
	Deposits	6	3,997
	Provisions	29	29
	Other liabilities	—	6
RAND Bio Science Co., Ltd.	Deposits	1,032	2,356
	Other liabilities	4	12
Inno Lending Co., Ltd.	Deposits	41	1,902
Wise Asset Management Co., Ltd.	Deposits	340	—
	Other liabilities	1	—
Built On Co., Ltd.	Deposits	26	—
Food Factory Co., Ltd	Gross amounts of loans	200	—
	Other assets	1	—
	Deposits	1	—
Acts Co., Ltd	Deposits	4	—

158

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

isMedia Co., Ltd.[1]	Provisions	—	4
KB IC 3rd Private Equity Fund [1]	Deposits	—	700
	Other liabilities	—	1
Key management	Gross amounts of loans	1,619	1,938
	Other assets	2	2
	Deposits	6,179	6,356
	Other liabilities	34	41
Other
Retirement pension	Other assets	348	304
	Deposits	—	1,464
	Other liabilities	4,286	16,497

[1]	Not considered to be the Bank’s related party as at December 31, 2017.

Notional amount of derivative assets and liabilities arising from the related party transactions as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Subsidiaries
KL the 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KH the 2nd L.L.C.	Notional amount of Derivative financial instruments	40,000	40,000
Silver Investment the 2nd Inc.	Notional amount of Derivative financial instruments	50,000	50,000
KL International the 1st L.L.C.	Notional amount of Derivative financial instruments	40,000	50,000
KL the 3rd L.L.C.	Notional amount of Derivative financial instruments	30,000	30,000
KBM the 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KY the 1st L.L.C.	Notional amount of Derivative financial instruments	24,000	24,000
KH the 3rd L.L.C.	Notional amount of Derivative financial instruments	70,000	100,000
KBC the 1st L.L.C.	Notional amount of Derivative financial instruments	35,000	35,000
KH the 4th L.L.C.	Notional amount of Derivative financial instruments	25,000	25,000
KDL the 1st L.L.C.	Notional amount of Derivative financial instruments	43,000	50,000
KL Food the 1st L.L.C.	Notional amount of Derivative financial instruments	50,000	50,000
KBY the 1st L.L.C. [1]	Notional amount of Derivative financial instruments	—	14,500
KBH the 1st L.L.C.	Notional amount of Derivative financial instruments	18,500	20,000

159

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

KBH the 2nd L.L.C.	Notional amount of Derivative financial instruments	26,000	30,000
KB INO the 1st L.L.C.	Notional amount of Derivative financial instruments	40,000	50,000
LIIV FOR RENTAL the 1st L.L.C.	Notional amount of Derivative financial instruments	60,000	70,000
HLD the 3rd L.L.C.	Notional amount of Derivative financial instruments	106,100	—
Icheon Albatross L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KB HUB the 1st L.L.C.	Notional amount of Derivative financial instruments	30,000	—
KBH the 3rd L.L.C.	Notional amount of Derivative financial instruments	50,000	—
KBC the 2nd L.L.C.	Notional amount of Derivative financial instruments	50,000	—
KLD the 1st L.L.C.	Notional amount of Derivative financial instruments	8,100	—
LOG the 3rd L.L.C.	Notional amount of Derivative financial instruments	24,300	—
KB Green the 1st L.L.C.	Notional amount of Derivative financial instruments	35,000	—
KB Multiasset Private SecuritiesFeeder Fund P-1 (Bond Mixed)	Notional amount of Derivative financial instruments	219,637	—
Parent’s subsidiaries
KB Life Insurance Co., Ltd.	Notional amount of Derivative financial instruments	155,567	25,076
KB Kookmin Card Co., Ltd.	Notional amount of Derivative financial instruments	79,106	90,425
KB Insurance Co., Ltd.	Notional amount of Derivative financial instruments	491,133	251,833
KB Securities Co., Ltd.	Notional amount of Derivative financial instruments	151,204	226,678

In accordance with Korean IFRS 1024, the Bank includes parent, subsidiaries, parent’s subsidiaries, associates, associates of parent’s subsidiaries, key management (including family members), and post-employment benefit plans of the Bank and entities regarded as its related parties in the scope of its related parties. Additionally, the Bank discloses balances (receivables and payables) and other amounts arising from the related party transactions in the notes to the separate financial statements. Refer to Note 13 for details on investments in associates and subsidiaries.

Key management includes the directors of the parent company and the executive directors (vice-presidents and above) of the Bank and companies where the directors and/or their close family members have control or joint control.

160

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Significant loan transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017 [1]
	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Hong Kong Ltd.	326,295	—	—	(326,295)	—
Kookmin Bank Int’l Ltd. (London)	349,270	596,162	584,072	(29,309)	332,051
Kookmin Bank Cambodia PLC.	24,170	44,481	22,296	(3,499)	42,856
Kookmin Bank (China) Ltd.	386,720	608,412	428,423	(52,437)	514,272
Private equity fund	47,100	—	47,100	—	—
Structured entities [2]	3,084	13,928	14,871	(64)	2,077
Parent’s subsidiaries
KB Securities Co., Ltd.	—	1,534,202	1,529,856	—	4,346
KB Kookmin Card Co., Ltd.	—	157,871	151,065	—	6,806
KB Capital Co., Ltd.	—	19,285	—	—	19,285
Associate
Incheon Bridge Co., Ltd.	209,094	202,500	211,194	—	200,400
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.	10,000	24,031	34,031	—	—
Food Factory Co., Ltd.	—	200	—	—	200

(In millions of Korean won)	2016 [1]
	Beginning	Loans	Repayments	Others	Ending
Subsidiaries
Kookmin Bank Hong Kong Ltd.	93,760	452,334	231,966	12,167	326,295
Kookmin Bank Int’l Ltd. (London)	375,778	705,255	738,078	6,315	349,270
Kookmin Bank Cambodia PLC.	11,720	34,795	23,197	852	24,170
Kookmin Bank (China) Ltd.	468,800	371,146	463,932	10,706	386,720
Private equity fund	—	47,100	—	—	47,100
Structured entities	—	10,772	7,688	—	3,084
Parent’s subsidiaries
KB Securities Co., Ltd.	8,438	2,656,456	2,664,894	—	—
KB Kookmin Card Co., Ltd.	—	260,589	260,589	—	—
Associate
Incheon Bridge Co., Ltd.	231,653	4,000	26,559	—	209,094
Associate of Parent’s subsidiary
SY Auto Capital Co., Ltd.	—	10,052	52	—	10,000

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Transactions with KBY the 1st L.L.C, which excluded from related parties during the year, are included.

161

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Significant borrowing transactions with related parties for the years ended December 31, 2017 and 2016, are as follows:

(In millions of Korean won)	2017[1]
	Beginning	Borrowings	Repayments	Others	Ending
Parent’s subsidiaries
KB Insurance Co., Ltd.	—	—	—	49,981	49,981
KB Securities Co., Ltd.	300	—	—	(300)	—

(In millions of Korean won)	2016[1]
	Beginning	Borrowings	Repayments	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	—	—	—	300	300

[1]	Transactions between related parties; such as, settlements arising from operating activities and deposits, are excluded.

Acceptances and guarantees and unused commitments to related parties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Subsidiaries
Kookmin Bank Hong Kong Ltd.	Loan commitment in foreign currencies	—	265,870
KB Wise Star Private Real Estate Feeder Fund 1st	Purchase of securities	185,717	185,717
Structured entities	Loan commitment in Korean won	3,143	1,426
	Purchase of securities	1,001,300	739,000
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	—	200
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	813,194	520,000
	Other commitments in Korean won	1,000,000	1,000,000
KB Securities Co., Ltd.	Loan commitment in Korean won	135,653	192,500
Hanbando BTL Private Special Asset Fund	Purchase of securities	—	15,931
Hope Sharing BTL Private Special Asset Fund	Purchase of securities	—	48,045
KB Mezzanine Private Security Investment Trust No.2	Purchase of securities	11,141	30,589
KB Senior Loan Private Fund No.1	Purchase of securities	3,770	35,958
Associates
Balhae Infrastructure Fund	Purchase of securities	12,564	13,371
Incheon Bridge Co., Ltd.	Loan commitment in Korean won	20,000	50,000
KoFC KBIC Frontier Champ 2010-5 (PEF)	Purchase of securities	1,290	1,290
KB GwS Private Securities Investment Trust	Purchase of securities	876	876
KoFC POSCO HANWHA KB Shared Growth No.2. Private Equity Fund	Purchase of securities	10,040	10,040

162

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Future Planning KB Start-up Creation Fund	Purchase of securities	—	4,000
KB High-tech Company Investment Fund	Purchase of securities	—	10,000
Aju Good Technology Venture Fund	Purchase of securities	11,768	18,000
KB-KDBC New Technology Business Investment Fund	Purchase of securities	7,500	—
Associates of Parent’s subsidiaries
SY Auto Capital Co., Ltd.	Loan commitment in Korean won	10,000	10,000
isMedia Co., Ltd.[1]	Loan commitment in Korean won	—	1,260
Key management	Loan commitment in Korean won	458	437

[1]	Not considered to be the Bank’s related party as at December 31, 2017.

Unused commitments received from related parties as at December 31, 2017 and 2016, are as follows:

(In millions of Korean won)		2017	2016
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	12,117	10,967
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	85,114	77,967

Compensation to key management for the years ended December 31, 2017 and 2016, consists of:

(In millions of Korean won)	2017
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,270	60	1,831	3,161
Registered directors (non-executive)	315	—	—	315
Non-registered directors	4,990	178	7,966	13,134

	6,575	238	9,797	16,610

(In millions of Korean won)	2016
	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	909	40	1,191	2,140
Registered directors (non-executive)	303	—	—	303
Non-registered directors	4,009	156	4,724	8,889

	5,221	196	5,915	11,332

Significant operating transactions occurring between the Bank and related parties include the establishment of deposit accounts, issuance of general purpose loans, loans on business transactions and trade receivables, and providing foreign currency remittances and related services. Other significant transactions include the grant of credit due to acceptance of banker’s usance that the Bank issues and overdraft credit accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

163

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2017 and 2016

Collateral provided to related parties as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)		2017		2016
	Assets pledged	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	75,990	76,000	74,964	75,000
KB Life Insurance Co., Ltd.	Securities	26,128	25,000	26,197	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000

Collateral received from related parties as at December 31, 2017 and 2016, is as follows:

(In millions of Korean won)		2017	2016
Subsidiary
Taejon Samho The First Co., Ltd.	Beneficiary certificate of land development trust	130,000	130,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits/ Beneficiary right certificate	167,000	206,250
	Securities	20,000	20,000
KB Life Insurance Co., Ltd.	Securities	10,000	10,000
KB Kookmin Card Co., Ltd.	Time deposits	22,000	22,000
KB Insurance Co., Ltd.	Securities	58,000	50,000
Key management	Time deposits and others	388	251
	Real estate	2,287	2,759

As at December 31, 2017, Incheon Bridge Co., Ltd, a related party, provides fund management account, civil engineering completed risk insurance management rights as unsubordinated collateral in respect to collateralized amount for ~~W~~611,000 million to a financial syndicate consisting of the Bank and five other institutions, and as subordinated collateral in respect to collateralized amount for ~~W~~384,800 million to subordinated debt holders consisting of the Bank and two other institutions. Also, it provides certificate of credit guarantee amounting to ~~W~~400,000 million as collateral to a financial syndicate consisting of the Bank and five other institutions.

The Bank and KB Kookmin Card Co., Ltd. are jointly and severally liable for the payables of the Bank before the spin-off date.

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s separate financial statements as at and for the year ended December 31, 2017, was approved by the Board of Directors on February 7, 2018.

164

Report of Independent Auditor’s

Review of Internal Accounting Control System

To the President of

Kookmin Bank

We have reviewed the accompanying management’s report on the operations of the Internal Accounting Control System (“IACS”) of Kookmin Bank (the “Bank”) as of December 31, 2017. The Bank’s management is responsible for designing and operating IACS and for its assessment of the effectiveness of IACS. Our responsibility is to review the management’s report on the operations of the IACS and issue a report based on our review. The management’s report on the operations of the IACS of the Bank states that “based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS standards.”

Our review was conducted in accordance with the IACS review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of management’s report on the operations of the IACS to obtain a lower level of assurance than an audit. A review is to obtain an understanding of the Bank’s IACS and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

The Bank’s IACS is a system to monitor and operate those policies and procedures designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the Republic of Korea. Because of its inherent limitations, IACS may not prevent or detect a material misstatement of the financial statements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the operations of the IACS, referred to above, is not presented fairly, in all material respects, in accordance with the IACS standards established by IACSOC.

165

Our review is based on the Bank’s IACS as of December 31, 2017, and we did not review management’s assessment of its IACS subsequent to December 31, 2017. This report has been prepared pursuant to the Acts on External Audit for Stock Companies in Korea and may not be appropriate for other purposes or for other users.

Samil PricewaterhouseCoopers

March 12, 2018

166

Report on the Operations of the Internal Accounting Control System

To the Board of Directors and Auditor (Audit Committee) of

Kookmin Bank

I, as the Internal Accounting Control Officer (“IACO”) of Kookmin Bank (the “Bank”), assessed the status of the design and operations of the Bank’s internal accounting control system (“IACS”) for the year ended December 31, 2017.

The Bank’s management including IACO is responsible for designing and operating IACS. I, as the IACO, assessed whether the IACS has been effectively designed and is operating to prevent and detect any error or fraud which may cause any misstatement of the financial statements, for the purpose of establishing the reliability of financial reporting and the preparation of financial statements for external purposes. I, as the IACO, applied the IACS standard for the assessment of design and operations of the IACS.

Based on the assessment on the operations of the IACS, the Bank’s IACS has been effectively designed and is operating as of December 31, 2017, in all material respects, in accordance with the IACS standards.

February 20, 2018

Jae Keun Lee, Internal Accounting Control Officer

Yin Hur, President and Chief Executive Officer

167